   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 2000
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               MASIMO CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                             3845                             33-036882
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                               2852 KELVIN AVENUE
                            IRVINE, CALIFORNIA 92614
                                 (949) 250-9688
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  JOE E. KIANI
                            CHIEF EXECUTIVE OFFICER
                               2852 KELVIN AVENUE
                            IRVINE, CALIFORNIA 92614
                                 (949) 250-9688
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

              CHRISTOPHER KILPATRICK                                PATRICK T. SEAVER
               JACQUELINE E. COWDEN                                   DAVID B. ALLEN
                ARTER & HADDEN LLP                                    JEEVAN B. GORE
             5 PARK PLAZA, SUITE 1000                                LATHAM & WATKINS
             IRVINE, CALIFORNIA 92614                         650 TOWN CENTER DR., 20TH FLR.
                  (949) 252-7500                               COSTA MESA, CALIFORNIA 92626
                                                                      (714) 540-1235

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective Registration Statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM
               TITLE OF EACH CLASS OF                       AGGREGATE OFFERING                   AMOUNT OF
             SECURITIES TO BE REGISTERED                        PRICE(1)(2)                  REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value.......................           $69,000,000                       $18,216
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Includes shares subject to the underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES NOR DOES IT SEEK OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED             , 2000

[MASIMO LOGO]

                  SHARES
COMMON STOCK

This is the initial public offering of Masimo Corporation, and we are offering shares of our common stock. We anticipate that the initial public
offering price will be between $     and $     per share. We have applied to
list our common stock on the Nasdaq National Market under the symbol "MSMO."

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              UNDERWRITING
                                      PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                       PUBLIC                 COMMISSIONS                  MASIMO
Per Share                     $                         $                         $
Total                         $                         $                         $

We have granted the underwriters the right to purchase up to additional shares to cover over-allotments.

DEUTSCHE BANC ALEX. BROWN
                                   CHASE H&Q
                                                      U.S. BANCORP PIPER JAFFRAY

THE DATE OF THIS PROSPECTUS IS             , 2000.

LOGO

[The words "Our objective is to improve patient care by establishing Masimo SET as the new performance standard for pulse oximetry and other monitoring applications."]

[THE WORDS "MS BOARDS" AND A PHOTOGRAPH OF MS BOARDS]

[To the right of the photograph of the MS Boards the words "Our MS Boards incorporate our proprietary Masimo SET signal processing software and algorithms and are primarily sold to our licensees for incorporation into their monitors."]

[THE WORD "RADICAL" AND A PHOTOGRAPH OF THE RADICAL PRODUCT]

[To the right of the photograph of the Radical product the words "Our Radical is a standalone pulse oximeter with a detachable module, which functions as a battery operated, handheld pulse oximeter. Radical's SatShare feature enables the upgrade of a conventional monitor to Masimo SET technology through a simple cable connection. We believe that Radical's upgrade capability coupled with its multi-functionality will facilitate hospital-wide conversions of installed monitors to Masimo SET. We are currently offering Radical primarily through OEM licensees and distributors worldwide."]

[THE WORDS "SENSOR FAMILY" AND A PHOTOGRAPH OF THE COMPLETE SENSOR LINE]

[To the right of the photograph of the complete sensor line the words "Our line of disposable and reusable sensors and other accessories are used in combination with monitors using our boards and our Radical product. Masimo SET monitors are designed to function only with our proprietary sensors. We sell our sensors primarily to our licensees for resale to end-users."]

                                    SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements and related notes, before making an investment decision.

                               MASIMO CORPORATION

     We develop, license and market advanced signal processing technologies and products for the noninvasive monitoring of vital signs. Our first products, based on our proprietary Signal Extraction Technology, or Masimo SET, are designed to improve the effectiveness of pulse oximetry. Over twenty independent, published studies have demonstrated that Masimo SET substantially overcomes the limitations of conventional pulse oximeters in accurately measuring arterial blood oxygen saturation levels and pulse rates in the presence of motion artifact, or patient movement, and low perfusion, or low arterial blood flow.

     We license our technology and sell our products primarily to patient monitoring companies with existing installed customer bases, permitting us to leverage the sales and distribution channels of each OEM licensee. We have agreements with over 30 OEM licensees. To date, 16 companies have launched a total of 30 monitors worldwide incorporating Masimo SET. We believe over 25,000 monitors have been installed worldwide which use our technology. Our technology and products are covered by 59 issued and 103 pending U.S. and foreign patents.

                               OUR TARGET MARKETS

     Pulse oximetry is the noninvasive measurement of the oxygen saturation level of arterial blood and pulse rate. Early detection of low arterial blood oxygen saturation, or hypoxemia, is critical because an insufficient supply of oxygen to the body's tissues, or hypoxia, can result in brain damage and death in a matter of minutes. The use of pulse oximetry in critical care settings, such as hospital operating rooms and intensive care units, is widely accepted as a standard of care because of its ability to provide an early warning of hypoxemia. However, conditions such as motion artifact and low perfusion impose operating limitations on conventional pulse oximeters. These include inaccurate measurements, the loss of a real-time signal, or false alarms when the pulse oximeter falsely indicates a drop in the oxygen saturation level, all of which can lead to adverse patient outcomes.

     Despite the limitations of conventional pulse oximeters, pulse oximetry has gained wide clinical acceptance as a monitoring technology. For example, in the over 20 million annual surgical procedures performed in the U.S. in which anesthesia is administered, pulse oximeters are used as part of the standard protocol of monitoring procedures. We believe that Masimo SET technology may also be applicable to other existing applications, such as blood pressure monitoring, respiration monitoring and electrocardiography, as well as parameters that currently are not well-served by available noninvasive monitoring technologies, such as fetal oximetry.

                          OUR TECHNOLOGY AND PRODUCTS

     Masimo SET is designed to address the problems of motion artifact and low perfusion, enabling pulse oximeters to provide accurate real-time data despite these challenging conditions. Masimo SET consists of proprietary software and algorithms, used in combination with a patented sensor design. Our software and algorithms enable the use of adaptive filters to cancel interference, while our sensor design enhances the performance of our software. Masimo SET is incorporated into our printed circuit boards, which are primarily sold to our OEM licensees and incorporated into their monitors. We have recently introduced Radical, a standalone and handheld pulse oximeter that enables continuous monitoring as patients are moved throughout the continuum of care. In addition, Radical, through a simple cable connection to a conventional monitor, offers the ability to upgrade the existing installed base of conventional pulse oximeters to Masimo SET performance. We have developed two lines of disposable and reusable sensors and other accessories to be used in combination with monitors using our boards and our Radical product. Once Masimo SET has been incorporated into a monitor, the pulse oximeter will function only with our proprietary sensors.

     We believe the clinical benefits of our products include the following:

     - Accurate Real-Time Measurement: Masimo SET is more reliable than conventional pulse oximeters in delivering critical information to the clinician in real-time.

     - Reliable Monitoring During Motion: Masimo SET identifies and eliminates interference caused by patient movement and provides an accurate measurement of the patient's blood oxygen saturation and pulse rate.

     - Accurate Monitoring During Low Perfusion: Masimo SET detects and measures blood oxygen saturation in most patients who suffer from low perfusion, such as elderly and critically ill patients.

     - Resistance to Electromagnetic Interference and Ambient Light: Masimo SET boards and sensors are designed to shield against or eliminate interference caused by ambient light and electrical surgical instruments commonly used in the hospital.

                                  OUR STRATEGY

     Our objective is to improve patient care by establishing Masimo SET as the new performance standard for pulse oximetry and other monitoring applications. Key elements of our strategy include:

     - Gain Broad Market Acceptance of Masimo SET Through OEM License Arrangements With Patient Monitoring Companies. We license our proprietary products to patient monitoring companies for incorporation into their products. We believe this will facilitate broad commercialization of our technology and products.

     - Upgrade the Existing Installed Base of Conventional Pulse Oximetry Monitors. We expect to utilize our new product, Radical, to facilitate upgrades of the installed base of conventional pulse oximeters, in addition to working with our licensees to develop upgrade modules for their existing monitors.

     - Create and Share With Our Licensees a Proprietary, Recurring Consumables Franchise. Masimo SET monitors are designed to only function with our proprietary sensors, which are primarily sold to our licensees for sale to end-users.

     - Expand the Market for Pulse Oximetry. As a result of the increased performance and reliability of pulse oximeters utilizing Masimo SET technology, we expect pulse oximetry to achieve greater penetration in less acute care settings, such as intermediate care settings, the general ward and the home.

     - Apply Masimo SET to Other Monitoring Applications. We believe that Masimo SET can be used to improve other existing monitoring applications and can be applied to parameters that currently are not well-served by available noninvasive monitoring technologies.

                                  THE OFFERING

Common stock offered by Masimo......                    shares

Common stock to be outstanding upon
  completion of this offering.......                    shares

Use of proceeds.....................     General corporate purposes, including
                                         working capital, capital equipment
                                         purchases, product development, sales
                                         and marketing, and possible
                                         acquisitions or investments. See "Use
                                         of Proceeds."

Proposed Nasdaq National Market
symbol..............................     MSMO

     The number of shares of common stock to be outstanding upon completion of this offering is based on the number of shares outstanding as of June 30, 2000, and includes 454,546 shares of Series F Preferred Stock sold in September 2000 for $11.00 per share and excludes:

     - 2,083,170 shares of common stock issuable upon exercise of options outstanding as of June 30, 2000, at a weighted average exercise price of $4.37 per share;

     - 709,430 shares of common stock available for issuance under our stock option plans as of June 30, 2000;

     - 10,000 shares of common stock issuable upon exercise of a warrant outstanding as of June 30, 2000, at an exercise price of $3.00 per share; and

     - 90,909 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $11.00 per share issued in September 2000.
                            ------------------------

Unless otherwise indicated, the information in this prospectus assumes:

     - the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering, including the 454,546 shares of Series F Preferred Stock issued in September 2000;

     - no exercise of the underwriters' over-allotment option; and

     - no issuance of additional common stock to holders of our Series F preferred stock or to the holder of the warrant to purchase 90,909 shares of our common stock pursuant to their existing antidilution rights which will be triggered in the event the initial public offering price is less than $11.00 per share. See "Description of Capital Stock."
                            ------------------------

                              RECENT DEVELOPMENTS

     In September 2000, we sold 454,546 shares of Series F Preferred Stock for $11.00 per share and issued warrants to purchase 90,909 shares of common stock at an exercise price of $11.00 per share to GE Marquette Medical Systems, Inc.
                            ------------------------

     We were incorporated in California in May 1989 and reincorporated in Delaware in May 1996. Our executive offices are located at 2852 Kelvin Avenue, Irvine, CA 92614. Our telephone number is (949) 250-9688 and our website is www.masimo.com. The information on our website is not incorporated into and is not intended to be a part of this prospectus.

     Masimo, SET, Signal Extraction Technology, Radical, RadicalScreen, SatShare, LNOP, Discrete Saturation Transform, MS and NR are trademarks of Masimo. All other trademarks used in this prospectus are the property of their respective owners.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    SIX MONTHS
                                                                  NINE MONTHS                         ENDED
                                       YEAR ENDED MARCH 31,          ENDED        YEAR ENDED         JUNE 30,
                                    ---------------------------   DECEMBER 31,   DECEMBER 31,   ------------------
                                     1996      1997      1998         1998           1999        1999       2000
                                    -------   -------   -------   ------------   ------------   -------   --------
STATEMENT OF OPERATIONS DATA:
Revenue...........................  $    --   $   367   $   915     $  1,697       $  6,697     $ 2,794   $  5,346
Cost of goods sold................       --       633     2,155        2,985          6,417       2,809      4,244
                                    -------   -------   -------     --------       --------     -------   --------
  Gross margin....................       --      (266)   (1,240)      (1,288)           280         (15)     1,102
                                    -------   -------   -------     --------       --------     -------   --------

Operating expenses:
  Research and development........    2,190     2,076     3,089        3,132          5,965       2,836      2,240
  Selling, general and
    administrative................    1,301     1,750     2,599        3,930          7,767       3,438      5,790
                                    -------   -------   -------     --------       --------     -------   --------
    Total operating expenses......    3,491     3,826     5,688        7,062         13,732       6,274      8,030
                                    -------   -------   -------     --------       --------     -------   --------
Non-recurring income..............       --     1,000        --           --             --          --         --
                                    -------   -------   -------     --------       --------     -------   --------
  Loss from operations............   (3,491)   (3,092)   (6,928)      (8,350)       (13,452)     (6,289)    (6,928)
Interest and other, net...........      263       327       398          433            281         116        251
                                    -------   -------   -------     --------       --------     -------   --------
  Net loss........................  $(3,228)  $(2,765)  $(6,530)    $ (7,917)      $(13,171)    $(6,173)  $ (6,677)
                                    =======   =======   =======     ========       ========     =======   ========
  Net loss applicable to common
    stockholders..................  $(3,950)  $(4,329)  $(9,041)    $(10,828)      $(18,022)    $(8,372)  $ (9,787)
                                    =======   =======   =======     ========       ========     =======   ========
  Net loss per common share:
    Basic and diluted.............  $ (1.45)  $ (1.54)  $ (3.16)    $  (3.75)      $  (6.12)    $ (2.87)  $  (3.25)
                                    =======   =======   =======     ========       ========     =======   ========
    Pro forma basic and diluted...                                                 $  (1.21)              $   (.54)
                                                                                   ========               ========
  Weighted-average shares
    outstanding used in computing
    net loss per common share:
    Basic and diluted.............    2,726     2,807     2,862        2,889          2,943       2,921      3,013
    Pro forma basic and diluted...                                                   10,915                 12,420

                                                                            JUNE 30, 2000
                                                              ------------------------------------------
                                                                                            PRO FORMA
                                                               ACTUAL     PRO FORMA(1)    AS ADJUSTED(2)
                                                              --------    ------------    --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 15,941      $20,841
Working capital.............................................    19,000       23,900
Total assets................................................    28,383       33,283
Long-term debt..............................................     2,043        2,043
Redeemable preferred stock..................................    81,500           --
Stockholders' equity (deficit)..............................   (58,975)      27,425

------------
(1) The pro forma column reflects the conversion of all series of preferred stock outstanding as of June 30, 2000, into 10,082,174 shares of common stock upon the closing of this offering and the issuance and conversion of 454,546 shares of Series F Preferred Stock issued at $11 per share with estimated net proceeds of $4.9 million in September 2000 into common stock upon the closing of this offering.

(2) The pro forma as adjusted column reflects the sale of             shares of
    our common stock in the public offering at an assumed initial public
    offering price of $    per share, after deducting underwriting discounts and
    commissions and estimated offering expenses and the application of the net proceeds as described in "Use of Proceeds."

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. In that case, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

                         RISKS RELATED TO OUR BUSINESS

WE WILL NOT BE PROFITABLE IF THE MARKET DOES NOT ACCEPT OUR TECHNOLOGY AND PRODUCTS BASED ON OUR TECHNOLOGY.

     We are dependent upon the success and market acceptance of our proprietary Signal Extraction Technology, Masimo SET. Market acceptance of equipment incorporating Masimo SET will depend upon our ability to continue to provide evidence to the medical community and health care providers that our products are cost-effective and provide significantly improved performance compared to conventional arterial blood oxygen saturation monitoring equipment. Health care providers that currently have significant investments in conventional arterial blood oxygen saturation monitoring equipment may be reluctant to purchase and accept new arterial blood oxygen saturation monitoring equipment. If hospitals and other health care providers do not accept monitoring systems which use our Masimo SET as cost-effective, accurate or reliable, they may not buy and use them in sufficient quantities to enable us to be profitable. If we are unable to achieve significant market acceptance of our core technology or products incorporating Masimo SET, generate significant revenues from the sale of our Masimo SET sensors or expand the number of applications for Masimo SET, it would have a material adverse effect on our business, financial condition and results of operations.

     In addition, the success of our overall business strategy depends on our ability to generate demand for Radical and on market acceptance of Radical. Our Radical product was first made commercially available in August 2000 and accordingly, we do not know to what degree the market will accept this product. We cannot assure you that our customers will accept Radical and purchase it in quantities sufficient for us to be profitable. If the market does not accept Radical and we are unable to generate sufficient demand for this product, our business and results of operations will be adversely affected.

WE DEPEND ON OUR ORIGINAL EQUIPMENT MANUFACTURER LICENSEES FOR SUBSTANTIALLY ALL OF OUR REVENUE. IF THEY DO NOT DEVOTE SUFFICIENT RESOURCES TO THE PROMOTION OF PRODUCTS WHICH USE OUR MASIMO SET, THEN WE MAY NEVER BECOME PROFITABLE.

     We are and will continue to be dependent upon our licensees for substantially all of our future revenue through their marketing, selling and distribution of products that incorporate Masimo SET. The failure of our original equipment manufacturer, or OEM, licensees to successfully market, sell or distribute products incorporating our technology, the termination of licensing agreements, the loss of OEM licensees or the inability to enter into future OEM licensing agreements would have a material adverse effect on our business, financial condition and results of operations. Our success will depend in part upon whether our OEM licensees devote sufficient resources to the promotion of products which incorporate our technology. These products may represent a relatively small portion of an OEM licensee's business and some of our OEM licensees offer competitive products. Therefore, we cannot guarantee that our OEM licensees will promote products incorporating Masimo SET. In addition, we believe that there has been and may continue to be a trend towards consolidation in the health care industry. As a result of consolidation, one or more of our OEM licensees could be acquired, and we cannot assure you that an acquiring company would devote sufficient resources to promote our technology.

WE HAVE A HISTORY OF LOSSES AND NEGATIVE CASH FLOWS FROM OPERATING ACTIVITIES, EXPECT TO INCUR OPERATING LOSSES IN THE FUTURE AND MAY NEVER ACHIEVE PROFITABILITY.

     To date, we have incurred net losses, primarily from research and development and sales and marketing activities, and have an accumulated deficit of $58.5 million as of June 30, 2000. We expect to incur operating losses for at least the next twelve months, as we increase our operating expenses to, among other things:

     - market our current products;

     - improve our manufacturing capability;

     - research and develop new products; and

     - increase our general and administrative functions to support our growing operations.

     We may find that these efforts are more expensive than we currently anticipate, which would further increase our accumulated deficit. With increased expenses, we will need to generate additional revenues to achieve profitability. Consequently, it is possible that we will not achieve profitability, and even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

WE ARE CURRENTLY INVOLVED IN EXPENSIVE, TIME-CONSUMING INTELLECTUAL PROPERTY LITIGATION WITH A MAJOR COMPETITOR.

     In October 1999, we filed a patent infringement lawsuit against Mallinckrodt, Inc. and Nellcor Puritan Bennett, Inc., a subsidiary of Mallinckrodt, Inc. In our complaint, as amended, we allege that Nellcor has infringed two of our patents by making, using, selling and offering to sell certain pulse oximetry equipment. We are seeking injunctive relief against Nellcor to prohibit the sale of certain of Nellcor's products, as well as damages, costs and expenses, reasonable attorneys' fees and treble damages for willful infringement. Nellcor has denied our allegation of infringement and contends that our patents are invalid or unenforceable. Our motion for a preliminary injunction against Nellcor is pending before the Court, as are Nellcor's motions for summary judgment seeking invalidity and non-infringement findings on one of our patents and invalidity on the other patent. If Nellcor's motions are granted, we could lose the protection for our intellectual property rights currently covered by the patents in question. Even if our motion for a preliminary injunction is successful, we may be required to post a significant bond as security for Nellcor's damages should Nellcor ultimately prevail. In the event that we do not prevail, our business could be materially and adversely affected.

     After our filing, in November, 1999 Nellcor filed a patent infringement lawsuit against us and one of our customers, in which Nellcor alleges that we are and have been infringing three of Nellcor's patents and alleges that we are and have been inducing and contributing to the infringement of these three and a fourth Nellcor patent. Nellcor is seeking injunctive relief to prevent our alleged acts of infringement, as well as damages, costs and expenses, reasonable attorneys' fees and treble damages for willful infringement. In our answer we have denied Nellcor's allegation of infringement and allege that Nellcor's patents are invalid or unenforceable. If we do not prevail in this lawsuit, we could be liable to Nellcor for significant monetary damages and be prohibited from selling our products. As a result, an outcome adverse to us will cause our business to suffer materially. We also understand that Nellcor has notified one of our distributors that it believes our Radical product may infringe five additional patents. Nellcor has not added these patents to the lawsuit nor provided this notice to us.

     In addition, whether or not we ultimately prevail in either our lawsuit against Nellcor or Nellcor's lawsuit against us, these litigations have been and will continue to be a substantial drain on our financial resources and a diversion of management's attention from the implementation of our business strategy.

IN THE FUTURE WE MAY BE REQUIRED TO BRING ADDITIONAL LITIGATION TO ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL EXPENSE AND MAY DIVERT OUR ATTENTION FROM THE IMPLEMENTATION OF OUR BUSINESS STRATEGY.

     We believe that the success of our business depends, in significant part, on obtaining patent protection for our products and technology, defending our patents once obtained and preserving our trade secrets. We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark and trade secret laws to protect the proprietary aspects of our technology. These legal measures afford only limited protection and competitors may gain access to our intellectual property and proprietary information. In addition to the Nellcor litigation, future litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. We believe that other competitors may be violating our proprietary rights. Any litigation could result in substantial expense and diversion of our attention from the growth of the business and may not be adequate to protect our intellectual property rights.

IN THE FUTURE WE MAY BE SUED BY THIRD PARTIES THAT CLAIM OUR PRODUCTS INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS. WHETHER WE WIN OR LOSE THOSE SUITS, WE WILL INCUR SUBSTANTIAL EXPENSES AND DIVERSION OF MANAGEMENT TIME FROM THE BUSINESS. IF WE LOSE, IT MAY MATERIALLY IMPACT OUR BUSINESS.

     The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. In addition to the Nellcor litigation, we may be exposed to future litigation by third parties based on claims that our products and technology infringe the intellectual property rights of others. This risk is magnified by the fact that the validity and breadth of claims covered in medical technology patents involve complex legal and factual questions for which important legal principles are unresolved. While intellectual property disputes are often settled through licensing arrangements, these arrangements may not be favorable to us. In addition, intellectual property litigation or claims could force us to do one or more of the following, all of which would be disruptive to our business:

     - cease selling, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue;

     - obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all;

     - redesign our products and technology, which could be costly and time-consuming;

     - participate in interference proceedings to determine the priority of inventions declared by the U.S. Patent and Trademark Office or similar foreign agencies with respect to our existing patents or patent applications or future patent applications; or

     - payment of substantial damages and attorneys fees.

     Any litigation or claims against us, whether or not valid, and however resolved, could result in substantial costs, could place a significant strain on our financial resources and could harm our reputation.

WE EXPECT OUR FINANCIAL RESULTS TO FLUCTUATE, AND OUR EARLY STAGE OF COMMERCIALIZATION LIMITS OUR ABILITY TO PREDICT REVENUES AND EXPENSES.

     Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future. Factors that might cause fluctuations in our operating results include the following:

     - varying demand for and market acceptance of our technology and products;

     - changes in the timing of product orders and the volume of sales by our OEM licensees;

     - competitive pressures resulting in lower selling prices or significant promotional costs;

     - changes in our product or customer mix;

     - unanticipated delays or problems in the introduction of new products, including delays in obtaining FDA clearance;

     - manufacturing problems;

     - high levels of returns and repairs;

     - inaccurate forecasting of revenues; and

     - the announcement or introduction of new products or services by our competitors.

     To respond to these and other factors, we may need to make business decisions that could adversely affect our operating results. Most of our expenses, such as employee compensation and lease payment obligations, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if net sales for a particular period were below our expectations, we may not be able to proportionately reduce our operating expenses for that period. Any revenue shortfall would have a disproportionately negative effect on our operating results for the period.

     Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. You should not rely on our results for any one quarter as an indication of our future performance. In future quarters, our operating results may be below the expectations of public market analysts or investors.

OUR FAILURE, OR A FAILURE OF OUR OEM LICENSEES, TO OBTAIN NECESSARY FDA CLEARANCES OR APPROVALS COULD HURT OUR ABILITY TO COMMERCIALLY DISTRIBUTE OUR PRODUCTS.

     Unless an exemption applies, each medical device that we and our OEM licensees wish to market in the U.S. must be cleared or approved in advance by the U.S. Food and Drug Administration, or FDA, through procedures called "510(k) clearances" or "PMA approvals." The FDA's 510(k) clearance process usually takes from four to twelve months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer.

     We believe that our OEM licensees will be required to obtain their own 510(k) premarket clearance for products incorporating our technology. We cannot assure you that the 510(k) clearances we have obtained will make it easier for our OEM licensees to obtain clearance of products incorporating the technology. In addition, we cannot assure you that the FDA will ever grant 510(k) clearance for any future product we or our OEM licensees propose to market with the Masimo SET MS boards and sensors. If the FDA does not grant 510(k) clearance on a timely basis to products incorporating our technology, we and our OEM licensees will not be able to market and sell products using this technology, which will limit our ability to generate revenue.

     Our Radical product using SatShare has received 510(k) clearance as an upgrade compatible with certain models of third-party monitors. The FDA has informed us that it will require us to seek new 510(k) clearances if we wish to promote the Radical for use with additional models. We cannot assure you that the FDA will grant such clearances in a timely fashion or at all.

     To date, the FDA has regulated Masimo SET pulse oximeters and sensors, Radical and other products incorporating this technology for pulse oximetry products under the 510(k) process. If the FDA were to conclude that future products using our technology do not meet the requirements to obtain 510(k) clearance, then a PMA application would have to be filed. We cannot assure you that the FDA will not impose the more burdensome PMA approval process upon this technology in the future, either for specific applications or more generally for all applications.

     In addition, many foreign countries in which our products are marketed have regulatory bodies and restrictions similar to those of the FDA. Our failure to obtain necessary foreign government approvals or to successfully comply with foreign regulations could prevent us from selling our products outside of the U.S.

OFF-LABEL PROMOTION OF OUR PRODUCTS COULD RESULT IN SUBSTANTIAL PENALTIES.

     510(k) clearance only permits us to promote our products for the uses indicated on the labels cleared by the FDA. We may request additional label indications for our current products, and the FDA may deny those requests, require additional expensive clinical data to support any additional indications or impose limitations on the intended use of any cleared product as a condition of clearance. If the FDA determines that we or our OEM licensees have promoted our products for off-label use, we could be subject to fines, injunctions or other penalties.

WE HAVE MADE MODIFICATIONS TO MARKETED DEVICES THAT MAY LEAD THE FDA TO REQUIRE NEW 510(K) CLEARANCES OR PMA APPROVALS AND/OR REQUIRE US TO CEASE MARKETING AND/OR RECALL THE MODIFIED DEVICES UNTIL THESE CLEARANCES ARE OBTAINED.

     Any modification to a 510(k) cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or, possibly, PMA approval. The FDA requires every manufacturer to make this determination in the first instance, but the FDA can review any decision. We have modified some of our marketed devices, and we cannot be certain that the FDA will agree with any of our decisions not to seek 510(k) clearance. If the FDA requires us to seek 510(k) clearance for any modification, we also may be required to cease marketing and/or recall the modified device until we obtain a new 510(k) clearance or PMA approval.

IF WE DO NOT SUCCESSFULLY DEVELOP AND COMMERCIALIZE ENHANCED OR NEW PRODUCTS OR KEEP UP WITH NEW PRODUCTS OR ALTERNATIVE TECHNIQUES DEVELOPED BY OTHERS, WE COULD LOSE REVENUE OPPORTUNITIES AND CUSTOMERS AND OUR ABILITY TO REMAIN COMPETITIVE AND ACHIEVE FUTURE GROWTH WILL BE IMPAIRED.

     The medical industry in which we market our products is characterized by rapid product development and technological advances. Our long-term success depends upon the development and successful commercialization of new products, new or improved technologies and additional applications for our Masimo SET. The technology and product research and development process is time-consuming and costly and may not result in products or applications we can successfully commercialize. In addition, we face the following risks:

     - regulatory approvals or clearances may not be granted on a timely basis;

     - our current or planned products are at risk of obsolescence from new monitoring products, based on new or improved technologies, and alternative techniques for monitoring arterial blood oxygen saturation levels;

     - we may not be able to develop our technology for applications outside arterial blood oxygen saturation monitoring; and

     - any new or improved technology or products which we develop may not gain market acceptance.

     If we do not successfully adapt our technology for new products and applications both within and outside the field of arterial oxygen monitoring, we could lose revenue opportunities and customers. In addition, we may not be able to improve our products or develop new products or technologies quickly enough to maintain a competitive position in our markets and continue to grow our business.

IF WE DO NOT DEVELOP AND IMPLEMENT A SUCCESSFUL SALES AND MARKETING STRATEGY, WE WILL NOT EXPAND OUR BUSINESS.

     Our current sales and marketing efforts may not be sufficient to achieve the level of market awareness and sales of our products by new and existing OEM licensees which we need to expand our business. We have limited sales and marketing experience both in the U.S. and internationally and may not be successful in developing and implementing our strategy. We need to:

     - continue to add domestic and international OEM licensees, key account sales managers and clinical specialists;

     - provide or assure that distributors and OEM licensees provide the technical and educational support customers need to use monitoring systems using our Masimo SET successfully;

     - promote monitoring systems using our Masimo SET so that sales of those systems increase; and

     - be prepared to provide service as necessary to geographically dispersed users of monitoring systems using our Masimo SET.

     Our failure to accomplish any of the items set forth above will adversely affect our sales and marketing strategy and accordingly, will adversely affect our business and operating results.

THE LOSS OF ANY LARGE CUSTOMER OR ANY CANCELLATION OR DELAY OF A SIGNIFICANT PURCHASE BY A LARGE CUSTOMER COULD SIGNIFICANTLY REDUCE OUR NET SALES AND HARM OUR OPERATING RESULTS.

     For the year ended December 31, 1999, sales to Zoll Medical Corporation, Datascope Corporation and Atom Medical Corporation accounted for approximately 20%, 18% and 13% of our total revenue, respectively. The loss of any of these large customers, or a significant reduction in sales to these customers, would significantly reduce our net sales and adversely affect our operating results. Although these three OEMs are contractually committed to make Masimo SET their primary pulse oximetry technology, subject to some conditions, if any were to breach its agreement, were to not buy components or were to delay purchases, our net sales would decline substantially, and we may not be able to recover the lost revenue. We anticipate that our operating results in any given period will continue to depend to a significant extent upon revenues from a small number of large customers. We cannot assure you that we will retain our current customers or that we will be able to attract additional customers.

OUR RELIANCE ON SOLE SUPPLIERS OF RAW MATERIALS COULD ADVERSELY AFFECT OUR ABILITY TO MEET OUR MARKET DEMANDS FOR OUR PRODUCTS IN A TIMELY MANNER OR WITHIN BUDGET.

     Some of the components that are necessary for Masimo SET are currently provided to us by separate sole suppliers or a limited group of suppliers. In addition, there is currently a shortage in our industry of some components which is causing longer lead-times for their delivery. The disruption or termination of our supply of components could significantly increase our cost of acquiring these components, which could affect our profitability. A disruption or termination in the supply of components could also result in our inability to meet the demand for our Masimo SET and Radical products, which could lead to customer dissatisfaction and damage our reputation. Furthermore, if we are required to change the manufacturer of a key component of the Masimo SET or Radical, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could delay our ability to manufacture Masimo SET products in a timely manner or within budget.

WE HAVE LIMITED MANUFACTURING EXPERIENCE AND MAY BE UNABLE TO EXPAND OUR MANUFACTURING CAPABILITY SUFFICIENTLY.

     The manufacturing process for our products is complex and requires precision in the manufacturing and testing of finished products. Manufacturers often encounter difficulties in initiating and expanding production, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. In our manufacturing activities, we face the following potential risks:

     - inability to successfully increase manufacturing capacity;

     - inability to attract, train and retain the required personnel, including personnel skilled in manufacturing processes;

     - inability to maintain current or obtain new regulatory approvals to manufacture in our facility;

     - inability to manufacture sensors at a commercially reasonable cost; and

     - inability to adapt current facilities or develop the capability to manufacture new products.

     We have limited experience in manufacturing our Masimo SET sensors, Radical and our other existing products. We may not be able to successfully manufacture any of our existing or new products in quantities required by our OEM licensees or end-users, in an efficient, cost-effective manner, if at all.

WE MAY NOT RESERVE AMOUNTS ADEQUATE TO COVER PRODUCT OBSOLESCENCE, CLAIMS OR RETURNS WHICH COULD RESULT IN UNANTICIPATED EXPENSES AND FLUCTUATIONS IN OPERATING RESULTS.

     Depending on factors such as the timing of our introduction of new products which utilize our Masimo SET, including our Radical, as well as warranty claims and product returns, we may need to reserve amounts in excess of those currently reserved for product obsolescence, warranty claims and product returns. These additional reserves may not be adequate to cover all costs associated with these items. If these reserves are inadequate, we would be required to incur unanticipated expenses which would result in unexpected fluctuations in quarterly operating results.

BECAUSE WE FACE SIGNIFICANT COMPETITION FROM COMPANIES WITH GREATER RESOURCES THAN WE HAVE, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

     We face intense competition in licensing our products to OEMs. In addition, the market for monitoring systems for arterial blood oxygen saturation levels to health care providers is very competitive. We face substantial competition from larger medical device companies, including some of our OEM licensees, that have greater financial, technical, marketing and other resources than we do. Some of these competitors may strengthen their competitive position by pricing their products more aggressively. We may not be able to compete effectively with these companies. For example, we face substantial competition from companies developing products that compete with our proprietary Masimo SET for use with third party monitoring systems. We also expect to face competition from companies currently marketing conventional monitors. One company in particular, Nellcor, currently holds a substantial share of the conventional arterial blood oxygen saturation monitoring market. In addition, one or more of our competitors may develop products that are substantially equivalent to our FDA approved products, or those of our OEM licensees, in which case they may be able to use our products, or those of our OEM licensees, as predicate devices to more quickly obtain FDA clearance of their competing products. Competition could result in price reductions, fewer orders, reduced gross margins and loss of market share.

IF WE DO NOT RETAIN OUR SENIOR MANAGEMENT AND OTHER KEY EMPLOYEES, WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS STRATEGY.

     We are highly reliant upon our President and Chief Executive Officer, Joe
E. Kiani, and our Chief Technical Officer, Mohamed K. Diab. We are also highly dependent on the ability, experience and performance of other members of our senior management and other key employees who have extensive experience in the medical device industry. We carry key person life insurance on only Messrs. Kiani and Diab. Because of their ability and experience, if we lose one or more members of our senior management or other key employees, our ability to successfully implement our business strategy could be seriously harmed.

IF WE DO NOT ATTRACT AND RETAIN SKILLED PERSONNEL, WE WILL NOT BE ABLE TO EXPAND OUR BUSINESS.

     Our technology and products are based on complex technology. Accordingly, we require skilled personnel to develop, manufacture, sell and support our products. Our future success will depend largely on our ability to continue to hire, train, retain and motivate additional skilled personnel, particularly software engineers, sales representatives and specialists who are responsible for coordinating with our OEM licensees. We may experience difficulty in recruiting and retaining skilled personnel because the pool of experienced persons is small, and we compete for personnel with other companies, many of which have greater resources than we do. Consequently, if we are not able to attract and retain skilled personnel, we will not be able to expand our business.

IF PRODUCT LIABILITY LAWSUITS ARE SUCCESSFULLY BROUGHT AGAINST US, WE COULD FACE SUBSTANTIAL LIABILITY. PRODUCT LIABILITY CLAIMS COULD DIVERT MANAGEMENT ATTENTION AND ADVERSELY AFFECT OUR CASH BALANCES AS WELL AS OUR ABILITY TO OBTAIN AND MAINTAIN INSURANCE COVERAGE AT SATISFACTORY RATES OR IN ADEQUATE AMOUNTS.

     The manufacture and sale of products using our Masimo SET expose us to product liability claims and product recalls, including those which may arise from misuse or malfunction of, or design flaws in, our products or use of our products with incompatible components or systems. Any losses that we may suffer from future liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our technology and products, together with the corresponding diversion of the attention of our key employees, may adversely affect our business, financial condition and results of operations. Any product liability claims could require us to spend significant time and money in litigation and may subject us to significant damages. We currently have product liability insurance. However, our current insurance coverage might not be sufficient to cover damages or claims. Furthermore, we may not be able to obtain or maintain insurance in the future at satisfactory rates or in adequate amounts to protect us against any product liability claims.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE VOLATILE, AND THE VALUE OF YOUR INVESTMENT MAY DECLINE.

     Prior to this offering, there has been no public market for our common stock. After this offering, an active trading market in our common stock might not develop or continue. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters based upon an assessment of the valuation of our stock. The public market may not agree with or accept this valuation, in which case you may not be able to sell your shares at or above the initial offering price. The market price of our common stock may fluctuate significantly in response to factors which are beyond our control.

     In addition, the stock market in general has recently experienced extreme price and volume fluctuations. In particular, the market prices of securities of technology and medical device companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of your shares.

WE MAY BE FORCED TO RAISE ADDITIONAL CAPITAL SOONER THAN CURRENTLY ANTICIPATED AND MAY BE UNABLE TO DO SO ON ACCEPTABLE TERMS, IF AT ALL.

     We expect that the net proceeds from this offering and our existing capital resources will be sufficient to fund our operations at least through the next twelve months. However, our future capital requirements will depend upon a number of factors, including:

     - our ability to sell our products through our OEMs, which could be affected by the introduction of competitive products or price pressure;

     - market acceptance of Masimo SET;

     - obtaining the regulatory approvals required to ship our products;

     - the extent to which we are required to recall products; and

     - expenses incurred in connection with litigation.

     We may require additional funds, and we cannot be certain that additional funding will be available when needed or on terms acceptable to us. Further, if we issue additional equity securities or debt securities, stockholders may experience additional dilution, or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements.

IF OUR STOCKHOLDERS SELL SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK AFTER THE OFFERING, THE MARKET PRICE FOR OUR COMMON STOCK MAY DECLINE.

     Once a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their stock for the first time. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements with our underwriters. These lock-up agreements restrict some of our stockholders from disposing of all of their shares for 150 days after the date of this prospectus, two-thirds of their shares for 180 days, and one-third of their shares for 210 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. However, Deutsche Bank Securities Inc. may release all or any portion of these shares from the restrictions in the lock-up agreements. Sales of a substantial number of shares of our common stock in the public market after this offering could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.

OUR INSIDERS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER MASIMO AFTER THIS OFFERING AND COULD DELAY OR PREVENT A CHANGE IN CORPORATE CONTROL.

     After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the
aggregate, approximately      % of our outstanding common stock. As a result,
these stockholders, if acting together, would have the ability to exercise substantial control over all corporate actions requiring stockholder approval irrespective of how our other stockholders may vote, including:

     - the election of directors;

     - the amendment of charter documents;

     - the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

     - the defeat of any non-negotiated takeover attempt that might otherwise benefit the public stockholders.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW COULD PREVENT OR DELAY TRANSACTIONS BENEFICIAL TO STOCKHOLDERS.

     Provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

     - our board of directors may issue up to five million shares of preferred stock and determine the applicable powers, preferences and rights, without any vote or further action by shareholders;

     - shareholders cannot call special meetings;

     - nomination of a director or the taking of specified actions requires advance notice; and

     - we have a classified board of directors of which approximately one-third of the directors will be elected each year.

     In addition, we are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law, which limits us from engaging in any merger, asset or stock sale or other transaction resulting in a financial benefit to a shareholder holding 15% or more of our voting shares.

NEW INVESTORS IN OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF THEIR INVESTMENT.

     The initial public offering price is substantially higher than the book value per share of our common stock. Accordingly, purchasers of common stock in this offering will suffer immediate and substantial dilution of their investment. Purchasers will incur additional dilution upon the exercise of outstanding stock options and warrants.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
                               AND INDUSTRY DATA

     We make many statements in this prospectus under the captions Summary, Risk Factors, Management's Discussion and Analysis of Financial Condition and Results of Operations and Business and elsewhere that are forward-looking and are not based on historical facts. These statements relate to our future plans, objectives, expectations and intentions. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our, or our industry's, actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

     Information regarding market and industry statistics contained in the Summary and Business sections is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the data we have included.

                                USE OF PROCEEDS

     Our net proceeds from the sale of          shares of common stock we are
offering are estimated to be $          , after deducting underwriting discounts
and commissions and our estimated offering expenses. This assumes an initial
public offering price of $     per share. If the underwriters' over-allotment
option is exercised in full, the net proceeds are estimated to be approximately
$          on this same basis.

     We intend to use the proceeds of this offering for general corporate purposes, including working capital, capital equipment purchases, product development, increasing our sales and marketing capabilities and possible acquisitions or investments. The amount and timing of our actual expenditures will depend on a number of factors, including the amount, if any, of cash generated by our operations. Accordingly, our management will have broad discretion in the application of the net proceeds. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. Pending these uses, we plan to invest the net proceeds in short-term, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S.

                                DIVIDEND POLICY

     We have not declared or paid any cash dividends or distributions on our common stock since our inception. We anticipate that, for the foreseeable future, all earnings will be retained for use in our business, and no cash dividends will be paid on our common stock. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our earnings, operating and financial condition and projected capital requirements. We have a loan agreement with Comerica Bank which prohibits the declaration or payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth the following information:

     - Our actual capitalization as of June 30, 2000;

     - Our pro forma capitalization as of that date after giving effect to the conversion of all outstanding shares of preferred stock as of June 30, 2000, into 10,082,174 shares of common stock upon completion of this offering, and also giving effect to the issuance and conversion of 454,546 shares of Series F Preferred Stock issued at $11 per share with estimated net proceeds of $4.9 million in September 2000 into 454,546 common stock upon completion of this offering;

     - Our pro forma as adjusted capitalization as of that date to reflect the
       receipt of net proceeds from our sale of          shares of common stock
       at an assumed initial public offering price of $     per share in this
       offering, less the underwriting discounts and commissions and estimated offering expenses.

                                                                   JUNE 30, 2000
                                                        ------------------------------------
                                                                                  PRO FORMA
                                                         ACTUAL     PRO FORMA    AS ADJUSTED
                                                        --------    ---------    -----------
                                                            (IN THOUSANDS, EXCEPT SHARE
                                                                AND PER SHARE DATA)
Long-term debt........................................  $  2,043     $ 2,043      $
                                                        --------     -------      --------
Convertible redeemable preferred stock, 10,082,174
  shares issued and outstanding (actual) and no shares
  issued or outstanding (pro forma and pro forma as
  adjusted)...........................................    81,500          --
                                                        --------     -------      --------
Stockholders' equity (deficit):
  Preferred stock; $0.001 par value, 11,000,000 shares
     authorized (actual and pro forma); 5,000,000
     shares authorized (pro forma as adjusted)........
  Common stock; $0.001 par value, 22,000,000 shares
     authorized (actual and pro forma); 3,038,173
     shares issued and outstanding (actual);
     13,574,893 shares issued and outstanding (pro
     forma); 60,000,000 shares authorized (pro forma
     as adjusted);           issued and outstanding
     (pro forma as adjusted)..........................         3          14
  Common stock subscribed.............................        43          43
  Additional paid in capital..........................                86,389
  Deferred compensation...............................      (527)       (527)
  Accumulated deficit.................................   (58,494)    (58,494)
                                                        --------     -------      --------
          Total stockholders' equity (deficit)........   (58,975)     27,425
                                                        --------     -------      --------
          Total capitalization........................  $ 24,568     $29,468      $
                                                        ========     =======      ========

     The common stock information excludes:

     - 2,083,170 shares of common stock issuable upon exercise of options outstanding as of June 30, 2000 at a weighted-average exercise price of $4.37 per share;

     - 709,430 shares of common stock available for issuance under our stock option plans as of June 30, 2000;

     - 10,000 shares of common stock issuable upon exercise of a warrant outstanding as of June 30, 2000 at an exercise price of $3.00 per share; and

     - 90,909 shares of common stock issuable upon exercise of a warrant outstanding at an exercise price of $11.00 per share issued in September 2000.

                                    DILUTION

     Our pro forma net tangible book value as of June 30, 2000, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock upon the closing of this offering, was approximately
$     million, or $     per share. Pro forma net tangible book value per share
represents our total assets less total liabilities and intangible assets,
divided by the          shares of common stock outstanding after giving effect
to the conversion of all outstanding shares of convertible preferred stock into common stock including 454,546 shares of Series F Preferred Stock issued in September 2000 for estimated net proceeds of $4.9 million. Net tangible book value dilution per share to new investors is the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share immediately following the offering. After
giving effect to the issuance and sale of the          shares of common stock in
this offering, at an assumed offering price of $     per share and after
deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2000, would
have been $          million, or $     per share. This represents an immediate
increase in pro forma net tangible book value to existing stockholders of $
per share. The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase common stock in this offering will suffer an immediate dilution of their
investment of $     per share. The following table illustrates this per share
dilution:

Assumed initial public offering price per share.............           $
  Pro forma net tangible book value per share as of June 30,
     2000...................................................  $
  Increase per share attributable to new investors..........
                                                              ------
Pro forma net tangible book value per share after the
  offering..................................................
                                                                       ------
Dilution per share to new investors.........................           $
                                                                       ======

     The following table summarizes, on a pro forma basis, giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock upon the closing of this offering, as of June 30, 2000 including the 454,546 shares of Series F Preferred Stock issued in September 2000, the difference between the number of shares of stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors. The calculation below is based on an assumed initial public offering price of $ per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                   SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                  -------------------    -------------------    PRICE PER
                                   NUMBER     PERCENT     AMOUNT     PERCENT      SHARE
                                  --------    -------    --------    -------    ---------
Existing stockholders...........                    %    $                 %    $
New investors...................
                                  --------     -----     --------     -----
     Total......................               100.0%    $            100.0%
                                  ========     =====     ========     =====

     Assuming the exercise in full of all options and warrants outstanding and exercisable as of June 30, 2000, the number of shares purchased by existing
stockholders would be           , or    % of the total of           shares
purchased, and the consideration paid for those shares would be $          , or
   % of the total gross consideration of $          . After this offering and
assuming the exercise in full of all options and warrants outstanding and exercisable as of June 30, 2000, the average price per share of existing stockholders would be reduced by $
per share to $     per share.

     After this offering and assuming the exercise in full of all options and warrants outstanding and exercisable as of June 30, 2000, our pro forma net
tangible book value per share as of June 30, 2000, would be $     , representing
an immediate increase in net tangible book value of $     per share to existing
stockholders and an immediate dilution in net tangible book value of $       per
share to new investors.

     If the underwriters exercise their over-allotment in full, the following will occur:

     - the number of shares of common stock held by existing stockholders will
       decrease to approximately    % of the total number of shares of our
       common stock outstanding; and

     - the number of shares held by new investors will increase to
       shares, or approximately    % of the total number of our common stock
       outstanding after this offering.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with our financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for the year ended March 31, 1998, the nine-month period ended December 31, 1998, the year ended December 31, 1999, and the balance sheet data as of December 31, 1998 and 1999, are derived from our financial statements included elsewhere in this prospectus that have been audited by PricewaterhouseCoopers LLP, independent accountants. The statement of operations data for the fiscal years ended March 31, 1996, and 1997 and the balance sheet data at March 31, 1996, 1997 and 1998, are derived from our financial statements that are not included in the prospectus. The statement of operations data for the six months ended June 30, 1999, and 2000, and the balance sheet data as of June 30, 2000, have been derived from our unaudited financial statements included elsewhere in this prospectus. These unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of financial position, results of operations and cash flows. Historical results do not necessarily show future results. We have calculated pro forma basic net loss per share assuming the conversion of the outstanding preferred stock into common stock as of January 1, 1999, or date of issuance, if later. We changed our fiscal year end from March 31 to December 31 during 1998. Accordingly, 1999 was the first full calendar year of audited financial statements.

                                                                                                      SIX MONTHS
                                                                    NINE MONTHS                         ENDED
                                         YEAR ENDED MARCH 31,          ENDED        YEAR ENDED         JUNE 30,
                                      ---------------------------   DECEMBER 31,   DECEMBER 31,   ------------------
                                       1996      1997      1998         1998           1999        1999       2000
                                      -------   -------   -------   ------------   ------------   -------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.............................  $    --   $   367   $   915     $  1,697       $  6,697     $ 2,794   $  5,346
Cost of goods sold..................       --       633     2,155        2,985          6,417       2,809      4,244
                                      -------   -------   -------     --------       --------     -------   --------
  Gross margin......................       --      (266)   (1,240)      (1,288)           280         (15)     1,102
                                      -------   -------   -------     --------       --------     -------   --------
Operating expenses:
  Research and development..........    2,190     2,076     3,089        3,132          5,965       2,836      2,240
  Selling, general and
    administrative..................    1,301     1,750     2,599        3,930          7,767       3,438      5,790
                                      -------   -------   -------     --------       --------     -------   --------
    Total operating expenses........    3,491     3,826     5,688        7,062         13,732       6,274      8,030
                                      -------   -------   -------     --------       --------     -------   --------
Non-recurring income................       --     1,000        --           --             --          --         --
                                      -------   -------   -------     --------       --------     -------   --------
  Loss from operations..............   (3,491)   (3,092)   (6,928)      (8,350)       (13,452)     (6,289)    (6,928)
Interest and other, net.............      263       327       398          433            281         116        251
                                      -------   -------   -------     --------       --------     -------   --------
  Net loss..........................  $(3,228)  $(2,765)  $(6,530)    $ (7,917)      $(13,171)    $(6,173)  $ (6,677)
                                      =======   =======   =======     ========       ========     =======   ========
  Net loss applicable to common
    stockholders....................  $(3,950)  $(4,329)  $(9,041)    $(10,828)      $(18,022)    $(8,372)  $ (9,787)
                                      =======   =======   =======     ========       ========     =======   ========
  Net loss per common share:
    Basic and diluted...............  $ (1.45)  $ (1.54)  $ (3.16)    $  (3.75)      $  (6.12)    $ (2.87)  $  (3.25)
                                      =======   =======   =======     ========       ========     =======   ========
    Pro forma basic and diluted.....                                                 $  (1.21)              $   (.54)
                                                                                     ========               ========
  Weighted-average shares
    outstanding used in computing
    net loss per common share:
    Basic and diluted...............    2,726     2,807     2,862        2,889          2,943       2,921      3,013
    Pro forma basic and diluted.....                                                   10,915                 12,420

                                                     MARCH 31,                   DECEMBER 31,        JUNE 30,
                                          -------------------------------    --------------------    --------
                                           1996        1997        1998        1998        1999        2000
                                          -------    --------    --------    --------    --------    --------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............  $ 2,719    $  8,085    $ 17,488    $ 11,596    $ 14,511    $ 15,941
Working capital.........................    2,515       7,823      17,789      12,341      16,614      19,000
Total assets............................    3,625       9,822      22,594      17,909      24,180      28,383
Long-term debt..........................        7          --       1,633       1,458       2,439       2,043
Redeemable preferred stock..............   10,125      21,155      40,707      46,658      68,740      81,500
Stockholders' equity (deficit)..........   (7,894)    (12,068)    (21,039)    (31,984)    (49,657)    (58,975)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read together with "Selected Financial Data" and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We currently derive our revenues primarily through the sale, to our OEM licensees, of printed circuit boards and consumables, such as sensors and cables, used with those boards. The printed circuit board contains the Masimo SET signal processing software and is integrated into the licensee's monitor. The Masimo SET board permits the use of Masimo consumables only. Pulse oximeters typically have useful lives of at least five years, so every monitor incorporating Masimo SET technology which is sold adds to the base of monitors that use only Masimo consumables. This creates an increasing and recurring source of revenue for Masimo. Based on this model, we expect the portion of our total sales attributable to consumables to increase each year as additional monitors with Masimo SET boards are placed.

     The first shipment of the Radical pulse oximeter to end-users occurred in August 2000. Radical is a standalone pulse oximeter with a detachable battery operated module that functions as a handheld pulse oximeter. Radical has a unique feature that allows it to upgrade existing conventional pulse oximeters to Masimo SET performance. We intend to sell Radical through some of our licensees at reduced prices intended to promote conversions of the current installed base of monitors and commitments to purchase sensors.

     Since our inception in 1989, we have been unprofitable and, as of June 30, 2000, had an accumulated deficit of $58.5 million. Results of operations may fluctuate significantly from quarter to quarter and will depend upon numerous factors, including the extent to which our technology and products gain market acceptance, the timing and volume of sales by our OEM licensees, introduction of new monitoring technology and products by our competitors, and the pricing of competitors' products. Further, the timing of FDA and other regulatory approvals which must be obtained by us or our licensees will affect our ability to generate revenues from our technology.

     During the remainder of 2000 and in 2001, we plan to increase our level of operations substantially, and in particular, plan to expand our commercial manufacturing capability to accommodate significantly higher production volumes and to expand our business development and marketing activities.

     We changed our fiscal year end from March 31 to December 31 during 1998. Accordingly, a nine-month period from April 1, 1998 to December 31, 1998 is shown. Please be aware that comparisons in this section are being made between audited 12-month and nine-month periods and that many of the differences were due solely to the number of months in the periods being compared.

RECENT DEVELOPMENTS

     In September 2000, we sold 454,546 shares of Series F Preferred Stock for $11.00 per share and issued warrants to purchase 90,909 shares of Common Stock at an exercise price of $11.00 per share to GE Marquette Medical Systems, Inc.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of revenues. This information has been derived from our statements of operations included elsewhere in this prospectus. Results of operations for any prior periods are not necessarily indicative of future results of operations.

                                                  PERCENTAGE OF REVENUES
                              ---------------------------------------------------------------
                                                                                 SIX MONTHS
                              TWELVE MONTHS    NINE MONTHS    TWELVE MONTHS        ENDED
                                  ENDED           ENDED           ENDED           JUNE 30,
                                MARCH 31,      DECEMBER 31,   DECEMBER 31,     --------------
                                   1998            1998           1999         1999      2000
                              --------------   ------------   -------------    ----      ----
Revenue.....................        100%            100%           100%         100%      100%
Cost of goods sold..........        235             176             96          101        79
                                   ----            ----           ----         ----      ----
     Gross margin...........       (135)            (76)             4           (1)       21
                                   ----            ----           ----         ----      ----
Operating expenses:
  Research and development..        338             185             89          101        42
  Selling, general and
     administrative.........        284             231            116          123       108
                                   ----            ----           ----         ----      ----
     Total operating
       expenses.............        622             416            205          224       150
                                   ----            ----           ----         ----      ----
     Loss from operations...       (757)           (492)          (201)        (225)     (129)
Interest and other, net.....         43              25              4            4         4
                                   ----            ----           ----         ----      ----
     Net loss...............       (714)%          (467)%         (197)%       (221)%    (125)%
                                   ====            ====           ====         ====      ====

Six Months Ended June 30, 2000, Compared to Six Months Ended June 30, 1999

     Revenue. Total revenue increased 91% to approximately $5.3 million for the six months ended June 30, 2000, from approximately $2.8 million for the six months ended June 30, 1999. The increase in revenue was primarily due to the increase in the total number of products with Masimo SET launched by our OEM licensees to 28 at June 30, 2000, from 24 at June 30, 1999, and increased levels of sales by many of our existing licensees. Of the total revenue recognized during the six months ended June 30, 2000 and 1999, approximately $3.0 million and $1.7 million, respectively, was from consumables sales, approximately $2.1 million and $1.0 million, respectively, was from MS board sales to OEM licensees and approximately $211,000 and $0, respectively, was from monitor sales to OEM licensees. The remaining revenue of approximately $48,000 and $14,000 for the six months ended June 30, 2000 and 1999, respectively, was attributable to amortization of licensing fees received from the Company's OEM licensees. In the short term, we expect that sales of Radical will account for a significant portion of our revenue, but in the long term, we expect that sales of consumables will increase as a percentage of revenue as our installed base of monitors continues to grow.

     Cost of Goods Sold. Cost of goods sold increased 51% to approximately $4.2 million for the six months ended June 30, 2000, from approximately $2.8 million for the six months ended June 30, 1999. The net increase was primarily due to increased product sales during the six months ended June 30, 2000, compared with the six months ended June 30, 1999, offset by lower direct product costs. In addition, as manufacturing volume increased, the overhead costs as a percentage of total cost of goods sold decreased to 35% for the six months ended June 30, 2000, compared to 41% for the six months ended June 30, 1999. In the short term, we expect that increased sales of Radical will result in lower overall margins, but in the long term, we expect that increased sales of higher-margin consumables will increase overall margins.

     Research and Development. Research and development expenses decreased 21% to approximately $2.2 million for the six months ended June 30, 2000, from approximately $2.8 million for the six months ended June 30, 1999. The decrease was primarily due to the completion of the development of the Radical product in February 2000, resulting in lower development costs such as consulting, prototypes, and supplies in the six months ended June 30, 2000, compared with the six months ended June 30, 1999. We expect research and development expenses to increase in absolute dollars as we continue to invest in product improvements and technology development.

     Selling, General and Administrative. Selling, general and administrative expenses increased 68% to approximately $5.8 million for the six months ended June 30, 2000, from approximately $3.4 million for the six months ended June 30, 1999. The increase was primarily attributable to the increase in sales and marketing expenses to approximately $3.9 million for the six months ended June 30, 2000, from approximately $2.5 million for the six months ended June 30, 1999. We substantially increased our marketing activities, including advertising and trade show expenses, and increased the number of our total in sales and marketing employees from 24 at June 30, 1999, to 34 at June 30, 2000. We expect sales and marketing expenses to increase in absolute dollars as we continue to expand our key account sales force and engage in activities to further educate and promote the use of Masimo SET. General and administrative costs increased to approximately $1.9 million for the six months ended June 30, 2000, from approximately $940,000 for the six months ended June 30, 1999, primarily due to increased salaries, legal fees, accounting fees, and insurance costs. We incurred approximately $416,000 related to our litigation with Nellcor/Mallinckrodt in the six months ended June 30, 2000. We anticipate expenses related to our litigation with Nellcor to continue, and substantially increase, in the future. In addition, we expect general and administrative expenses to increase in absolute dollars as we continue to build the infrastructure necessary to support the growth of our business and to operate as a public company.

     Interest Income. Interest income increased 95% to approximately $374,000 for the six months ended June 30, 2000, from approximately $191,000 for the six months ended June 30, 1999. The increase was due to higher average cash balances during the six months ended June 30, 2000 as a result of the Series F financing which occurred in September and October 1999 and May 2000, as well as higher interest rates.

     Interest Expense. Interest expense increased 60% to approximately $119,000 for the six months ended June 30, 2000, from approximately $75,000 for the six months ended June 30, 1999. The increase in interest expense was due to additional capital equipment acquired under our equipment line of credit in the second and third quarters of 1999, resulting in a higher outstanding loan balance during the six months ended June 30, 2000, as compared to the six months ended June 30, 1999.

Year Ended December 31, 1999, Compared to Nine Months Ended December 31, 1998, Compared to Year Ended March 31, 1998

     Revenue. Total revenue increased to approximately $6.7 million for 1999, from approximately $1.7 million for the nine months ended December 31, 1998, and approximately $915,000 for the year ended March 31, 1998. The increase in revenue was primarily due to the increase in the total number of products with Masimo SET being launched by our licensees to 25 at December 31, 1999 from five at December 31, 1998, and two at March 31, 1998. Revenue from consumables increased to approximately $4.0 million for 1999, from approximately $981,000 for the nine months ended December 31, 1998, and approximately $387,000 for the year ended March 31, 1998. Revenue from board sales increased to approximately $2.6 million for 1999, from approximately $697,000 for the nine months ended December 31, 1998, and approximately $367,000 for the year ended March 31, 1998. The remaining revenue of approximately $48,000 for 1999, approximately $19,000 for the nine months ended December 31, 1998, and approximately $161,000 for the year ended March 31, 1998, was attributable to licensing fees from various licensees.

     Cost of Goods Sold. Cost of goods sold increased to approximately $6.4 million for 1999, from approximately $3.0 million for the nine months ended December 31, 1998, and approximately $2.2 million for the year ended March 31, 1998. The net increase was primarily due to increased product sales, offset by lower direct product costs. In addition, as manufacturing volume increased, the overhead costs decreased as a percentage of total cost of goods sold to approximately 40% for 1999, from approximately 63% for the nine months ended December 31, 1998, and approximately 78% for the year ended March 31, 1998.

     Research and Development. Research and development expenses increased to approximately $6.0 million for 1999, from approximately $3.1 million for the nine months ended December 31, 1998, and approximately $3.1 million for the year ended March 31, 1998. The increase in expenses for 1999 was primarily due to additional costs for consulting, prototypes and supplies incurred to develop Radical. The Radical project accelerated in the second quarter of 1999 and was transferred to production in February 2000. In addition, in the fourth quarter of 1999, $490,000 was attributable to the purchase of technology related to the continuous and noninvasive measurement of blood pressure project. The increase in expenses for the nine months ended December 31, 1998, was primarily due to higher payroll costs from employing additional staff and additional engineering costs due to product line expansion and product design improvements.

     Selling, General and Administrative. Selling, general and administrative expenses increased to approximately $7.8 million for 1999, from approximately $3.9 million for the nine months ended December 31, 1998, and approximately $2.6 million for the year ended March 31, 1998. The increase was primarily attributable to the increase in sales and marketing expenses to approximately $5.6 million for 1999, from approximately $2.3 million for the nine months ended December 31, 1998, and approximately $875,000 for the year ended March 31, 1998. We substantially increased our marketing activities, including advertising and trade shows, beginning in the fourth calendar quarter of 1998. We also increased the total number of our sales and marketing employees from nine at March 31, 1998 to 22 at December 31, 1999. General and administrative costs increased to approximately $2.2 million for 1999, from approximately $1.6 million for the nine months ended December 31, 1998, and approximately $1.7 million for the year ended March 31, 1998, due to increases in various costs, such as rent, legal fees and insurance related to the commercial launch of our products, expansion of operations, and operation of a new, larger facility to which we relocated in 1997. We incurred approximately $180,000 in the fourth calendar quarter of 1999 related to our litigation with Nellcor/Mallinckrodt. We anticipate expenses related to this case to continue and substantially increase in the future.

     Interest Income. Interest income was approximately $465,000 for 1999, as compared to $561,000 for the nine months ended December 31, 1998, and approximately $453,000 for the year ended March 31, 1998. These differences were the result of cash being consumed to fund operations offset by cash being generated by equity financings closing in the second quarter of 1996, the fourth quarter of 1997 and the fourth quarter of 1999.

     Interest Expense. Interest expense was approximately $206,000 for 1999, approximately $128,000 for the nine months ended December 31, 1998, and approximately $58,000 for the year ended March 31, 1998. The increase in interest expense was primarily due to capital equipment acquired under our equipment financing lines to develop a commercial manufacturing capability.

STOCK COMPENSATION

     In connection with the grant of stock options to employees, directors, and consultants, we recorded deferred compensation totaling $605,175 for the year ended December 31, 1999. Deferred compensation represents the difference between the exercise price and the deemed fair value of our common stock for financial reporting purposes on the date those options were granted. This amount is initially recorded as a component of stockholders' equity and is being amortized over the vesting period of the individual options. In fiscal 1996, we recorded deferred compensation totaling $313,000, of which only $15,935 remains deferred at December 31, 1999. We amortized deferred stock compensation expense of $44,375, $27,984 and $149,753 for the year ended March 31, 1998, the nine months ended December 31, 1998, and the year ended December 31, 1999, respectively. We recorded additional compensation expense for the year ended December 31, 1999, of $35,323 representing the fair market value of options granted to consultants in 1999. Unrecorded deferred compensation related to these options to consultants of approximately $139,000 at December 31, 1999, will be recorded as compensation expense over the vesting period of the related options. At December 31, 1999, we had deferred compensation recorded of $499,203 remaining to be amortized over the vesting periods of the stock options. We expect to amortize this deferred compensation for options granted prior to December 31, 1999, as follows:

YEAR                                                       AMOUNT
----                                                      --------
2000....................................................  $140,495
2001....................................................   106,185
2002....................................................    98,560
2003....................................................    98,560
2004....................................................    55,403

     In addition, we recorded additional deferred compensation of approximately $116,000 for options granted during the first quarter of 2000, which is being amortized over the vesting periods of these options. Please read the notes to the financial statements for more information.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited selected quarterly operating results for the two years ended June 30, 2000. We believe that the following selected quarterly information includes all adjustments which consist only of normal, recurring adjustments that we consider necessary to present this information fairly. This financial information should be read in conjunction with the financial statements and related notes appearing elsewhere in this prospectus. Our results of operations have fluctuated in the past and are likely to continue to fluctuate significantly from quarter to quarter in the future. Therefore, results of operations for any previous periods are not necessarily indicative of results of operations to be recorded in the future.

                                                                    QUARTERS ENDED
                       ---------------------------------------------------------------------------------------------------------
                       SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                           1998            1998         1999        1999         1999            1999         2000        2000
                       -------------   ------------   ---------   --------   -------------   ------------   ---------   --------
Revenue..............     $   476        $   701       $ 1,261    $ 1,533       $ 2,133        $ 1,770       $ 2,496    $ 2,850
Gross margin.........        (475)          (429)          (11)        (4)          253             42           645        457
Operating expenses...       2,456          2,653         2,267      4,007         2,898          4,560         3,684      4,346
Net loss.............      (2,795)        (2,954)       (2,193)    (3,980)       (2,646)        (4,352)       (2,937)    (3,740)

     Revenue. Revenue has fluctuated primarily due to new product launches by our licensees. When a licensee launches a new product with Masimo SET, it typically places initial stocking orders to allow fulfillment of orders from hospitals which require delivery within days or weeks. In addition, since we supply products to our licensees on an OEM basis, any seasonality that exists for sales by our licensees will likely affect our results for the previous quarter. Since medical equipment manufacturers typically experience an increase in sales in the fourth quarter, this would indicate that we would likely experience a similar effect in our third quarter. This effect may be offset by new product launches which occur in the quarter. An example of these effects was the third quarter of 1999 as compared to the fourth quarter of 1999.

     Gross Margin. Gross margin is affected by the portion of sales for the quarter from lower margin boards as compared to higher margin consumables. Gross margin has also fluctuated due to costs incurred in various quarters to develop a commercial manufacturing capability. An example of these effects is the first quarter as compared to the second quarter of 1999 when the portion of sales attributable to consumables decreased in the second quarter while overhead costs in the areas of nonrecurring engineering, tooling and indirect salaries were higher than normal.

     Operating Expenses. Operating expenses have fluctuated quarterly primarily due to the timing of various marketing activities such as trade shows, advertising and direct mail, and the timing of research and development activities related primarily to the Radical project. Two specific examples of these effects were the second and fourth quarters of 1999. We attended four major tradeshows in the second quarter and our two most significant tradeshows in the fourth quarter which resulted in a significant increase in marketing costs in the second and fourth quarters compared to the other quarters of 1999. Also, the Radical project accelerated in the second quarter of 1999 and added approximately $650,000 in incremental research and development costs for that quarter. In addition, in the fourth quarter of 1999, $490,000 was attributable to the purchase of technology related to the continuous and noninvasive measurement of blood pressure project.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily through the private sale of equity securities. Through June 30, 2000, we have raised $65.5 million in net proceeds through private equity financing and stock option and warrant exercises. In September 2000, we issued an additional 454,546 shares of Series F Preferred Stock for estimated net proceeds of $4.9 million. At June 30, 2000, cash and cash equivalents was $15.9 million.

     Working capital at June 30, 2000, was approximately $19.0 million compared to approximately $16.6 million and approximately $12.3 million at December 31, 1999 and 1998, respectively. The increase in working capital from December 31, 1999, to June 30, 2000, was primarily due to the sale of our Convertible Preferred Stock in May 2000, and increases in accounts receivable, and inventory, offset by increases in accounts payable and accrued liabilities. The increase in working capital from December 31, 1998 to December 31, 1999 was primarily due to the sale of the our Convertible Preferred Stock in September and October 1999, and increases in inventory and accounts receivable, offset by increases in accounts payable, and current portion of long-term debt.

     We used approximately $6.9 million of cash for operations in the six months ended June 30, 2000. Cash used for operations during this period was primarily driven by operating losses, increases in inventory and accounts receivable, offset by increases in accounts payable, and accumulated depreciation. We used approximately $27.6 million for operations during the 33-month period ended December 31, 1999. Cash used for operations during this period was primarily driven by operating losses, increases in inventory and accounts receivable, offset by increases in accumulated depreciation and amortization and accounts payable.

     We used approximately $1.0 million of cash for investing activities in the six months ended June 30, 2000. We invested approximately $800,000 in manufacturing equipment, computer equipment and demonstration equipment and approximately $200,000 in intangible assets including patents and trademarks. We used approximately $5.4 million for investing activities during the 33-month period ended December 31, 1999. We invested approximately $4.7 million in manufacturing equipment, demonstration equipment, computer equipment and leasehold improvements and $700,000 in intangible assets including patents and trademarks.

     We received approximately $9.3 million of cash from financing activities in the six months ended June 30, 2000, primarily as a result of the sale of our Convertible Preferred Stock in May 2000. We received approximately $39.3 million of cash from financing activities during the 33-month period ended December 31, 1999. Cash provided by financing activities during this period was primarily the result of the sale of our Convertible Preferred Stock.

     As of June 30, 2000, we had approximately $2.0 million outstanding under two term loans under a loan and security agreement with Comerica Bank. The amounts outstanding are payable in 48 equal monthly principal payments of approximately $66,000. Amounts outstanding under the two loans bear interest at the prime rate plus 1.5% and 1.25%, respectively. There are no additional borrowings available under the loan and security agreement.

     During the remainder of 2000 and in 2001, we plan to increase our level of operations substantially, and in particular, plan to expand our commercial manufacturing capability to accommodate significantly higher production volumes and to expand our business development and marketing activities. Although we believe that the proceeds from the offering and cash generated from future sale of products will be sufficient to meet our operating and capital requirements for at least the next twelve months, we may require additional financing prior to such time.

TAX MATTERS

     As of December 31, 1999, we had federal and state net operating loss carryforwards of approximately $25.3 million and $12.6 million, respectively. Our federal net operating loss carryforwards expire beginning in 2010 and our state net operating loss carryforwards expire beginning in 2000, if not utilized. As of December 31, 1999, we had federal and state research and experimentation credit carryforwards of approximately $716,000 and $563,000, respectively. These carryforwards expire beginning in 2007 for federal purposes and carry forward indefinitely for state purposes. In addition, we have state manufacturers' investment tax credit carryforwards of approximately $195,000 which expire beginning in 2006.

     The utilization of net operating loss and tax credit carryforwards are subject to review by the Internal Revenue Service and may be limited under the provisions of the Internal Revenue Code and similar state provisions. Ownership changes, as defined in the Internal Revenue Code, may limit the amount of these tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on our value immediately prior to the ownership change. Subsequent ownership change may further affect the limitation in future years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to market risk for changes in interest rates relates to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our various outstanding debt instruments. Our risk associated with fluctuating interest expense is limited to our outstanding term loans, which have interest rates that are closely tied to market rates. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We ensure the safety and preservation or our invested principal funds by limiting default risk, market risk and reinvestment risk. We reduce default risk by investing in investment grade securities. A hypothetical 100 basis point drop in interest rates along the entire interest rate yield curve would not significantly affect the fair value of our interest sensitive financial instruments at December 31, 1998, December 31, 1999, or June 30,

2000. Declines in interest rates over time will, however, reduce our interest income and expense while increases in interest rates will increase our interest income and expense.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivatives and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS 133 to be effective for all fiscal quarters beginning after June 15, 2000. The adoption of SFAS 133, as amended is not expected to have a material effect on our financial condition and results of operations as we do not currently hold any derivative instruments or engage in hedging activities.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB
101) entitled "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provides guidance for the presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The adoption of SAB 101 did not have a material impact on our financial position or results of operations.

     In March 2000, the FASB issued Interpretation No. 44 (FIN 44) entitled "Accounting for Certain Transactions Involving Stock Compensation," which is an interpretation of Accounting Principles Board No. 25 (APB 25). This interpretation clarifies the definition of an employee for purposes of applying APB 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequences of various modifications to the terms of a previously fixed stock option or award; and the accounting for an exchange of stock compensation awards in a business combination. This interpretation is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998 or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this interpretation are recognized on a prospective basis from July 1, 2000. We believe that the adoption of FIN 44 will not have a material impact on our financial position or results of operations.

                                    BUSINESS

THE COMPANY

     We develop, license and market advanced signal processing technologies and products for the noninvasive monitoring of vital signs. Our first products, based on our proprietary Signal Extraction Technology, or Masimo SET, are designed to improve the effectiveness of pulse oximetry. Over twenty independent, published studies have demonstrated that Masimo SET substantially overcomes the limitations of conventional pulse oximeters in accurately measuring arterial blood oxygen saturation levels and pulse rates in the presence of motion artifact, or patient movement, and low perfusion, or low arterial blood flow. Our products include printed circuit boards and Radical, both of which incorporate the Masimo SET signal processing software, and sensors and cables for use with pulse oximeters that utilize Masimo SET boards.

     We license and sell our products primarily to patient monitoring companies with existing installed customer bases, permitting us to leverage the sales and distribution channels of each OEM licensee. We have agreements with over 30 OEM licensees. To date, 16 companies have launched a total of 30 monitors worldwide incorporating Masimo SET. We believe over 25,000 monitors have been installed worldwide which use our technology. Our technology and products are covered by 59 issued and 103 pending U.S. and foreign patents.

PATIENT MONITORING AND PULSE OXIMETRY

     Patient monitoring systems provide clinicians with early warnings of patient distress and allow, when necessary, the initiation of treatment or the intensification of therapy. Monitoring systems are widely used in critical care settings such as hospital operating rooms and other patient care settings, such as intermediate care units and ambulatory settings. Historically, most patient monitors were configured as standalone units measuring only a single patient vital sign, or parameter. More recently, multi-parameter monitors, which incorporate modules to measure more than one patient parameter, have begun to constitute an increasing portion of the patient monitoring market. The five most common parameters measured are:

     - electrocardiography, or EKG;

     - blood pressure;

     - body temperature;

     - respiration rate; and

     - pulse oximetry.

     Pulse oximetry has been established as a standard of care over the last 20 years because of the potential adverse effects of low arterial blood oxygen saturation levels. The lack of sufficient arterial blood oxygen saturation, known as hypoxemia, can lead to a deficiency of oxygen reaching the tissues of the body, known as hypoxia. Early detection of hypoxemia is critical because hypoxia can result in brain damage and death in a matter of minutes. Pulse oximetry enables the detection of hypoxemia, allowing immediate intervention by the clinician to increase the patient's oxygen intake. In the absence of pulse oximetry, there is no other reliable noninvasive method to detect hypoxemia until damage has occurred. In addition to providing continuous monitoring of arterial blood oxygen saturation, pulse oximetry is used to measure and report the pulse rate of the patient.

     Pulse oximeters utilize sensors attached to an extremity, typically the fingertip, to measure the arterial blood oxygen saturation level and pulse rate. These sensors contain light emitting diodes that transmit red and infrared light through the tissue to a photodetector on the sensor. The photodetector measures the amount of red and infrared light absorbed by the tissue. A microprocessor then analyzes the changes in light-absorption to provide a continuous, real-time measurement of the amount of oxygen in the patient's blood. Pulse oximeters typically give audio and visual alerts, or alarms, when the patient's blood oxygen saturation or pulse rate falls outside of the prescribed range. As a result, clinicians are able to initiate treatment or intensify therapy on a real-time basis to prevent the serious clinical consequences of hypoxia.

     Since the first pulse oximeters were introduced in the early 1980s, pulse oximetry has gained wide clinical acceptance as a monitoring technology because it gives an early warning of hypoxemia, is noninvasive and requires little or no special training to use in the clinical setting. Pulse oximeters are used as a standard patient monitor in operating rooms, recovery rooms and intensive care units, including neonatal intensive care units. For example, in the over 20 million annual surgical procedures performed in the U.S. in which anesthesia is administered, pulse oximeters are used as part of the standard protocol of monitoring procedures. We believe that Masimo SET technology may also be applicable to other existing applications, such as blood pressure monitoring, respiration monitoring and electrocardiography, as well as parameters that currently are not well-served by available noninvasive monitoring technologies, such as fetal oximetry. In addition, we believe that pulse oximetry will achieve greater penetration in less acute care settings, such as intermediate care settings, the general ward and the home.

LIMITATIONS OF CONVENTIONAL PULSE OXIMETERS

     Despite its acceptance as a standard of care, conventional pulse oximetry is still subject to technological limitations that reduce its effectiveness and can contribute to adverse patient outcomes. Pulse oximetry utilizes the absorption patterns of red and infrared light passing through tissue to calculate blood oxygen saturation. Since different blood oxygen levels change the degree to which light is absorbed by tissue, pulse oximeters can measure blood oxygen levels by reading the amount of light being absorbed as it passes through the tissue. Conventional pulse oximetry assumes that arterial blood is the only element in motion within body tissue and that simply focusing on the variations in absorption within the tissue will accurately identify the arterial blood flow to be measured. While this assumption may hold true in a stable environment, the presence of interfering signals found in everyday operating environments, such as motion artifact, can cause this assumption to fail. For example, patient movement causes other bodily elements besides arterial blood, particularly venous blood, to move within the site being measured, resulting in interfering signals. In addition, ambient, or bright light, and electrical interference from the presence of electrical surgical equipment which is typically found in the hospital environment may result in interfering signals.

     In addition to motion artifact, the effectiveness of conventional pulse oximeters is also limited by signal recognition problems caused by low perfusion. While motion artifact can cause inaccurate measurements, low perfusion can result in a complete failure by the pulse oximeter to obtain a measurement. Further, the combination of motion artifact with low perfusion exacerbates the difficulty in measuring arterial blood oxygen saturation because motion artifact can "drown out" weak physiological signals. Independent, published research shows that conventional pulse oximeters are subject to several operating limitations in the presence of motion artifact and low perfusion, including:

     - inaccurate measurements, which can lead to the non-detection of a hypoxemic event or improper and unnecessary treatment;

     - false alarms, when the pulse oximeter falsely indicates a drop in the oxygen saturation level, which can lead to the inefficient use of clinical resources as clinicians respond to the false alarms, or the non-detection of a true alarm if clinicians become indifferent to frequently occurring false alarms; or

     - signal drop-outs, or the loss of a real-time signal as the monitor attempts to find or distinguish the pulse, which can lead to the non-detection of clinical events due to the lack of a functioning monitor.
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

     The clinical community has long recognized these limitations and manufacturers of pulse oximeters have been actively seeking technological solutions to address these issues. Some devices have been developed which attempt to filter out interference and noise. However, none of these new devices has been clinically proven through independent clinical studies to significantly improve measurement performance under conditions of both motion artifact and low perfusion. Other devices have attempted to minimize the effects of motion artifact by freezing, or repeating the last measurement when motion artifact is detected, until a new, clean signal is detected and a new measurement can be displayed. Still other devices have attempted to average the signal over a longer period of time, known as long-averaging, to reduce the effect of temporary erroneous measurements. These solutions, commonly referred to as alarm management techniques, amount to masking the limitations of conventional pulse oximetry. Several published studies have demonstrated that some of these alarm management technologies have actually contributed to increased occurrences of undetected true alarm events, or events where hypoxemia occurs but is not detected by the pulse oximeter.

THE MASIMO SOLUTION

     We have developed a family of products, based on our proprietary Signal Extraction Technology, or Masimo SET, that provides the clinician with reliable, continuous, real-time information even in the presence of both motion artifact and low perfusion. Masimo SET represents a fundamental departure from conventional pulse oximetry technologies. Masimo SET does not attempt to mask the limitations of conventional pulse oximetry with alarm management techniques but instead is designed to work through the interference to obtain reliable, continuous measurements under difficult conditions.

     Independent researchers have published over 20 studies to date which detail the clinical advantages of Masimo SET technology. These studies have covered a broad range of patients, including both neonates and adults, in conditions involving both motion and low perfusion. All of these studies showed significant performance improvements with Masimo SET as compared to the current industry leading devices. As a result of these studies and our clinical experience, we believe that our products offer several key benefits, including:

     - Accurate Real-Time Measurement. Masimo SET delivers critical information to the clinician in real-time. By utilizing proprietary algorithms and sensor designs, Masimo SET eliminates the need to utilize alarm management techniques such as freezing and long-averaging of signals. We believe that the ability to provide accurate and reliable information in critical medical situations will enhance current applications of pulse oximetry and expand its use in a variety of other patient care settings.

     - Reliable Monitoring During Motion. Masimo SET identifies and substantially eliminates interference caused by patient movement and provides an accurate measurement of the patient's blood oxygen saturation and pulse rate. We believe that the elimination of motion artifact will enhance the performance of pulse oximeters in environments such as the recovery room, intensive care units, emergency care and ambulatory settings. In addition, we believe Masimo SET's ability to provide reliable monitoring during motion artifact will expand pulse oximetry to other settings where motion has previously prohibited its use. These settings include intermediate care units, subacute centers, skilled nursing facilities, the general ward and the home.

     - Accurate Monitoring During Low Perfusion. Masimo SET detects and measures blood oxygen saturation in most patients who suffer from low perfusion, such as elderly and critically ill patients. We believe that this enhances the performance of pulse oximeters in critical medical situations, where there is often the greatest need for accurate and reliable measurements.

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

     - Resistance to Electromagnetic Interference and Ambient Light. Masimo SET boards and sensors are designed to shield against or eliminate interference caused by ambient light, electrical surgical instruments and other electromagnetic instruments commonly used in the hospital. This permits pulse oximetry to function reliably in environments where interference is common, such as in neonatal intensive care units, operating rooms, ambulatory and other intermediate care settings.

OUR STRATEGY

     Our objective is to improve patient care by establishing Masimo SET as the new performance standard for pulse oximetry and other monitoring applications. The key elements of our strategy are as follows:

     - Gain Broad Market Acceptance of Masimo SET Through OEM License Arrangements With Patient Monitoring Companies. We license our proprietary products to patient monitoring companies for incorporation into their products. In order to enhance wide market acceptance, we have designed Masimo SET to be easily integrated into conventional monitoring systems, thereby providing patient monitoring companies with the option of retrofitting existing instruments depending upon their current configuration. We have licensing agreements with over 30 OEM licensees. We believe these licensees account for approximately 50% of the worldwide pulse oximetry market. We believe that patient monitoring companies with established sales and distribution channels will facilitate broad commercialization of our technology and products.

     - Upgrade the Existing Installed Base of Conventional Pulse Oximetry Monitors. We expect to utilize our new product, Radical, to facilitate upgrades of the installed base of conventional pulse oximeters, in addition to working with our licensees to develop upgrade modules for their existing monitors. Radical represents a convenient and cost-effective upgrade solution which we believe will facilitate large-scale conversions of existing installed monitors to Masimo SET.

     - Create and Share With Our Licensees a Proprietary, Recurring Consumables Franchise. Masimo SET monitors are designed to only function with our proprietary sensors. The patented design prevents any other sensor from being used with a Masimo SET system. Our sensors are primarily sold to our licensees for sale to end-users. With an average life of five to ten years, we expect each monitor to represent a source of proprietary, recurring sensor revenue for Masimo and our licensees.

     - Expand the Market for Pulse Oximetry. We believe that because conventional pulse oximeters are often ineffective during conditions of motion artifact and low perfusion, their widespread adoption beyond operating rooms, recovery rooms and intensive care units has been limited. We believe that Masimo SET substantially overcomes the problems of motion artifact and low perfusion and provides significantly improved performance in pulse oximeters, particularly in less acute care settings. As a result of the increased performance and reliability of pulse oximeters utilizing Masimo SET technology, we expect pulse oximetry to achieve greater penetration in less acute care settings, such as intermediate care settings and the general ward.

     - Apply Masimo SET to Other Monitoring Applications. We believe that Masimo SET can be used to improve other existing monitoring applications, such as blood pressure, respiration monitoring and electrocardiography. We believe that the development of such applications involves adapting our pulse oximetry software, algorithms and sensors to the specific needs of each application. We acquired technology for the continuous noninvasive measurement of blood pressure and are currently evaluating other applications in which to focus future development efforts. In addition, we believe that

       Masimo SET can be applied to parameters that currently are not well-served by available noninvasive monitoring technologies, such as fetal oximetry.

MASIMO SET TECHNOLOGY

     Masimo SET is a combination of signal processing software, algorithms and sensor designs. Our signal processing software and algorithms enable the effective use of adaptive filters to cancel interference in real-time. Masimo SET is incorporated into our MS printed circuit boards, which are primarily sold to our licensees and OEM partners and incorporated into their monitors. This represents a fundamentally unique approach to calculating arterial blood oxygen saturation and pulse rate by first assuming that interference will be present. Masimo SET utilizes our proprietary Discrete Saturation Transform algorithm to distinguish the signal from the noise. With this improved ability to distinguish the signal from the noise, Masimo SET enables accurate measurements in the presence of motion and small signals resulting from low perfusion.

     Conventional pulse oximeters have been unable to effectively use adaptive filters because of the occurrence of unpredictable in-band noise, or noise which is in the same frequency range as the signal being measured. Widely used in other industries, such as telecommunications, adaptive filters change their filtering characteristics in response to changing in-band noise. Adaptive filters work by tuning the filter's parameters to the predicted frequency characteristics of the noise or the signal, creating a reference signal. In pulse oximetry, the unpredictability of the noise and signal has previously made the use of adaptive filters unachievable. Our proprietary technology, including our Discrete Saturation Transform algorithm effectively solves this problem. The Discrete Saturation Transform algorithm builds a reference signal from the incoming red and infrared signals for each blood oxygen level between 1% and 100% saturation. The reference signal along with the incoming red and infrared signals are passed through an adaptive filter, which cancels the correlated frequencies between the reference signal and the incoming red or infrared signals. If the frequencies between the two inputs are all similar, the entire signal cancels and a low energy output occurs. If they are dissimilar, a high-energy output is obtained. Twice per second, the energy output from the adaptive filter is determined based on potential oxygen saturation levels from 1-100% and a plot is created of the results. Based on the assumption that arterial blood has higher oxygen saturation levels than anything else present within the monitoring site, the algorithm then finds the peaks on the plot and, so long as system models are satisfied, displays the highest saturation peak as the arterial oxygen saturation reading.

     In addition, our sensors are uniquely designed to limit the effects of motion artifact, both physiological and non-physiological. Patient movement may cause body tissue, for example, a finger, to compress within the sensor. As a result, the distance that the signal light travels through the tissue will vary, resulting in variances and inaccuracies in the initial signal reading. Our sensors minimize these limitations through our proprietary and patented design. Unlike conventional pulse oximetry sensor designs, the photodetector receiving the signal light passing through the tissue in our sensor is recessed in a cavity. The cavity is covered by a comfortable adhesive that allows body tissue to move in and out of the cavity during motion. By allowing for movement without compression of body tissue, the sensor minimizes the variances in the optical path length. This design also stabilizes venous blood movement due to motion at the monitored site. In addition, our recessed photodetector design allows the photodetector to be better protected from ambient light and electromagnetic interference as compared to conventional sensors, which have the photodetector flush with the tissue.

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

PRODUCTS

  Masimo SET MS Printed Circuit Boards

     Our Masimo SET MS printed circuit boards house the signal processing technology and apparatus. Our MS printed circuit boards are primarily sold to our licensees and OEM partners for incorporation into their monitors. Once incorporated, the MS board performs all data acquisition processing and reports the pulse oximetry levels to the host monitor. We price our MS boards competitively with other third-party vendors of conventional pulse oximetry boards and modules. We originally released the MS-1 board with our first generation of software to the market in 1996. In 1998, we released the MS-3, and our second generation of software. The MS-3 utilizes approximately one-half the power of the MS-1.

  Radical Signal Extraction Pulse Oximeter

     We made commercially available our newest product, Radical, in August 2000. Designed for flexibility, Radical may be used as:

     - a standalone device for bedside monitoring;

     - a detachable handheld unit for easy portable monitoring; and

     - a monitor interface to upgrade existing multi-parameter patient monitors to Masimo SET technology.

     Radical is a fully equipped standalone pulse oximeter with a detachable module, which functions as a battery operated, handheld pulse oximeter. The handheld module can be connected into any other Radical base station, which allows Radical to stay with the patient, enabling continuous and reliable arterial oxygen saturation monitoring as patients are transported and moved within the hospital. For example, Radical can monitor a patient from the ambulatory environment, to the emergency room, to the operating room, to the general ward, and on until the patient is discharged. Radical delivers the accuracy and reliability of Masimo SET technology with multi-functionality, ease of use and a convenient upgrade path for existing monitors.

     The upgrade capability is enabled by our proprietary SatShare technology. SatShare enables a conventional monitor to upgrade to Masimo SET technology through a simple cable connection from the back of Radical to the sensor input port of the conventional monitor. No software upgrades or new modules are necessary for the upgrade, which can be completed in several minutes. We believe that Radical's upgrade capability coupled with its multi-functionality will facilitate hospital-wide conversions of installed monitors to Masimo SET. We are currently offering Radical primarily through OEM licensees and distributors.

  Masimo Pulse Oximetry Sensors and Cables

     LNOP Sensors. We have developed a line of disposable and reusable, low noise optical probe, or LNOP, pulse oximetry sensors. We sell our sensors primarily to our licensees for resale to end-users. We have designed different sensors for adults, children, infants and pre-term infants.

     Our LNOP sensors are available in both disposable and reusable lines. Our disposable, or single-patient use, sensors offer several advantages over reusable sensors including cleanliness, increased comfort and greater reliability. Our single-patient use LNOP sensors also offer several advantages over competitive disposable sensors, including a substantially more durable tape material which is less likely to tear and has an adhesive which can be easily rejuvenated with an alcohol pad. As a result, our single-patient use sensors were shown in an independent, published study to last nearly twice as long as the market leading disposable sensor. We also offer an adult and pediatric reusable sensor. Reusable sensors are primarily used for short term hospital stays and spot checks.

     NR Sensors. We have also developed a line of value-priced disposable and reusable noise reduction, or NR, sensors. NR sensors are designed for less critically ill patients who do not typically suffer from low perfusion. They are intended to function at a higher performance level than conventional pulse oximeter sensors under motion and low perfusion conditions, but are not as sensitive or durable as our LNOP sensors. We expect to commercially launch our NR sensors in the fourth quarter of 2000 through our OEM licensees to hospitals and group purchasing organizations that utilize both types of sensors and are trained on the appropriate conditions under which NR sensors could be relied upon to provide adequate performance.

     Cables. We also offer a variety of different low noise cables to connect our sensors to our pulse oximetry monitors. We offer these cables primarily through our OEM licensees and distributors worldwide.

LICENSING AND DEVELOPMENT AGREEMENTS

     We license our products to monitoring companies with existing customer bases, permitting us to leverage the sales and distribution channels of each OEM licensee. To date, we have agreements with over 30 OEM licensees. To date, 16 companies have launched a total of 30 monitors worldwide incorporating Masimo SET. While some of our OEM licensees have decided to withhold public disclosure until their product launch, the companies listed below have publicly announced their agreements with us:

-    Alaris Medical Systems, Inc.        -    Island Critical Care Corporation
-    Allegiance Healthcare Corporation   -    Ivy Biomedical Corporation
-    Atom Medical Corporation            -    Kohken Medical Co., Ltd.
-    Bitmos Medizintechnik GmbH          -    Medical Data Electronics, Inc.
-    Cardiopulmonary Corporation         -    Nascor PTY, Ltd.
-    Datascope Corporation               -    NEC Corporation
-    Datex-Ohmeda, Inc                   -    Ohmeda Medical, Inc.
-    Drager Medizintechnik GmbH          -    Omnitech Ltda.
-    F. Stefan GmbH Medizintechnik       -    Welch Allyn Protocol Inc.
-    GE Marquette Medical Systems, Inc.  -    Quartz Medical, Inc.
-    GeTeMed GmbH                        -    Respironics, Inc.
-    GS-Elektromedizinishe Gerate        -    Schiller AG Corporation
-    Invivo Research Incorporated        -    VitalCom Inc.
                                         -    Zoll Medical Corporation

     Most of the current agreements contain the following characteristics and we intend for the majority of our future agreements to contain these basic characteristics:

     - they are with companies that currently sell pulse oximeters;

     - they have terms averaging approximately 6 years; and

     - they contain integration commitments to make Masimo SET their primary pulse oximetry platform, which is defined in most cases as at least 80% of all new shipments by the third year of the agreement.

     For the year ended December 31, 1999 sales to Zoll Medical Corporation, Datascope Corporation and Atom Medical Corporation accounted for approximately 20%, 18% and 13% of our total revenue. For the year ended December 31, 1999, no other customer accounted for 10% or more of our total revenue.

SALES AND MARKETING

     We do not currently derive a significant portion of our revenue from sales directly to end-users, and as a result do not employ a large, direct sales force. We have key account sales managers that work primarily with our licensees' sales representatives to facilitate the conversion of large accounts to our products. In addition, we employ clinical specialists to work with our licensees and end-users to educate them on the benefits of Masimo SET. Our sales and marketing strategy is focused on:

     - building end-user awareness of the clinical and cost-saving benefits of Masimo SET; and

     - utilizing the upgrade feature of Radical to facilitate large account conversions to Masimo SET.

     We build end-user awareness through advertising, direct mail, tradeshows, distributing published clinical studies, sponsoring accredited educational seminars for doctors, nurses and therapists and conducting clinical evaluations. All of our OEM licensees are required to put the Masimo designation logo on their products to establish brand recognition. As of June 30, 2000, we had 34 employees in sales and marketing, including 16 nurses and respiratory therapists and 11 key account sales managers, and anticipate hiring additional clinical specialists and key account managers in the future. We also provide sales materials, including brochures, reprints, technical materials and summaries of clinical studies, to our licensees for use in the sales process.

MANUFACTURING

     Our strategy is to manufacture products in-house when it is efficient and cost-effective to do so. We currently manufacture in-house our Radical product, our full line of disposable and reusable sensors and our patient cables. As of June 30, 2000, we had 67 dedicated employees in manufacturing and we maintain a 15,000 square foot ISO 9001 certified manufacturing area in our facility.

     We will continue to utilize third-party contract manufacturers for products that can be more efficiently manufactured by such third-parties. We monitor our third-party manufacturers and perform inspections and product tests at various steps in the manufacturing cycle to ensure compliance with our specifications. We also do full functional testing of our MS printed circuit boards, which are manufactured by a third-party.

     We and our contract manufacturers rely on sole source suppliers for some components, including digital signal processor chips and analog to digital converter chips. We and our contract manufacturers have taken steps to minimize the impact of a shortage or stoppage of shipments of digital signal processor chips or analog to digital converter chips, including maintaining excess inventory and designing software that may be easily ported to another digital signal processor chip. In the event of a delay or disruption in the supply of sole source components, we believe that we and our contract manufacturers will be able to locate additional sources of these sole source components on commercially reasonable terms and without experiencing material disruption in our business or operations.

RESEARCH AND PRODUCT DEVELOPMENT

     We believe that ongoing research and development efforts are essential to our success. As of June 30, 2000, we employed 34 engineers and engineering support staff. Our research and development efforts focus primarily on continuing to enhance our technical leadership in pulse oximetry. We intend to continue to develop and release new versions of our signal processing software, printed circuit board and sensor lines. We are also researching the use of Masimo SET to other applications, such as:

     - continuous noninvasive blood pressure monitoring;

     - fetal oximetry;

     - monitoring for sudden infant death syndrome; and

     - respiration monitoring.

We expect research and development expenses to increase in the future as we seek to enhance our existing products and develop additional products and applications of our technology. We acquired technology for the continuous noninvasive monitoring of blood pressure and plan to increase development efforts with respect to this technology starting in 2001 and increasing in 2002. Our total research and development expenditures were $3.1 million for the year ended March 31, 1998, $3.1 million for the nine months ended December 31, 1998, $6.0 million for the year ended December 31, 1999, and $2.2 million for the six months ended June 30, 2000.

COMPETITION

     We regard any company that sells pulse oximeters as a potential customer, but at the same time recognize that the companies selling pulse oximetry modules on an OEM basis and/or pulse oximetry sensors are also potential competitors. Our primary competitor is Nellcor. Nellcor sells its own pulse oximeters to end-users and also sells pulse oximetry modules to other monitoring companies on an OEM basis. Other competitors include BCI International Inc., Nonin Medical, Inc. and Novametrix Medical Systems, Inc.

     In addition to their position in disposable sensors, Nellcor also has significant relationships and contracts with various health care networks and group purchasing organizations. These contracts frequently involve a commitment by the group purchasing organization to purchase a certain percentage of its products from Nellcor and, thus, may inhibit the wide adoption of pulse oximeters utilizing Masimo SET. We have ongoing negotiations with several group purchasing organizations, and most of our licensees also have relationships and contracts with these group purchasing organizations. Our strategy is to demonstrate, and help our licensees demonstrate, the advantages of Masimo SET to group purchasing organizations and their clinician members in order to encourage the group purchasing organizations to allow Masimo SET equipped monitors to be purchased by their members.

PATENTS AND PROPRIETARY RIGHTS

     We have filed patent applications in the U.S. and in selected foreign countries to seek to protect certain of our inventions, including, in some instances, Canada, Japan, Australia, and certain Western European countries. As of June 30, 2000, we have 41 issued U.S. patents, 18 issued foreign patents, 44 pending U.S. patent applications and 59 pending foreign patent applications relating to our technologies and products. We also rely upon trade secrets, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

GOVERNMENT REGULATION

     FDA's PREMARKET CLEARANCE AND APPROVAL REQUIREMENTS. Unless an exemption applies, each medical device that we wish to market in the U.S. must receive either 510(k) clearance or PMA approval in advance from the FDA pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA's 510(k) clearance process usually takes from four to twelve months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer. We cannot be sure that 510(k) clearance or PMA approval will ever be obtained for any product we propose to market.

     The FDA decides whether a device must undergo either the 510(k) clearance or PMA approval process based upon statutory criteria. These criteria include the level of risk that the agency perceives is associated with the device and a determination whether the product is a type of device that is similar to devices that are already legally marketed. Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a premarket notification requesting 510(k) clearance, unless an exemption applies. The premarket notification must demonstrate that the proposed device is "substantially equivalent" in intended use and in safety and effectiveness to a legally marketed "predicate device" that is either in class I, class II, or is a class III device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for submission of a PMA application.

     After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. We have modified some of our 510(k) cleared devices but have determined that, in our view, new 510(k) clearances or PMA approvals are not required. We cannot be certain that the FDA would agree with any of our decisions not to seek 510(k) clearance or PMA approval. If the FDA requires us to seek 510(k) clearance or PMA approval for any modification, we also may be required to cease marketing and/or recall the modified device until we obtain a new 510(k) clearance or PMA approval.

     Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or deemed not substantially equivalent to a legally marketed predicate device, are placed in class III. These devices are required to undergo the PMA approval process in which the manufacturer must prove the safety and effectiveness of the device to the FDA's satisfaction. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. After approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process.

     A clinical trial may be required in support of a 510(k) submission and generally is required for a PMA application. These trials generally require an Investigational Device Exemption, or IDE, application approved in advance by the FDA for a specified number of patients, unless the product is deemed a nonsignificant risk device eligible for more abbreviated IDE requirements. The IDE application must be supported by appropriate data, such as animal and laboratory testing results. Clinical trials may begin if the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites.

     We believe that our OEM licensees may be required to obtain 510(k) premarket clearance from the FDA for products that incorporate Masimo SET MS boards and LNOP sensors. In order to facilitate our OEM licensees in obtaining 510(k) clearance for their products that incorporate Masimo SET MS boards and LNOP sensors, we have submitted seven 510(k) notices covering our Masimo SET MS board and LNOP sensors. We received clearance from the FDA in February 1997 for Masimo SET MS-1 pulse oximeter and accessories, in January 1998 for Masimo SET MS-1P pulse oximeter and accessories with claims for accuracy during patient motion, and in June 1999 for the Masimo SET 2000 pulse oximeter and accessories with accuracy claims during motion and low perfusion, in October 1999 for the Masimo SET Radical pulse oximeter, in October 1999 for the Radical SET Radical pulse oximeter with SatShare, and in November 1999 for the Masimo/Quartz 2500 pulse oximeter. In addition, we received a 510(k) clearance in April 2000 on the Masimo SET Radical pulse oximeter with SatShare with expanded claims. Our Radical product using Sat Share has received 510(k) clearance as an upgrade compatible with certain models of third party monitors. In August 2000, the FDA orally informed us that we must seek new "special 510(k)" clearances if we wish to promote the Radical for use as an upgrade with additional models. The special 510(k) process is an abbreviated version of the normal 510(k) process. It is reserved for device modifications that ordinarily would require 510(k) clearance but do not affect the intended use or fundamental scientific technology of a device. The FDA's stated policy is to rule on special 510(k) submissions in a 30 day time frame. We cannot assure you that the FDA will provide special 510(k) clearance for compatibility of Sat Share with additional models in a timely fashion or at all. Nor can we assure you that the FDA will agree to allow future clearance requests to undergo the special 510(k) process rather than the more costly and lengthy 510(k) process.

     In the future, we may be required to submit additional 510(k) clearance to address new claims, uses or products. We cannot assure you that FDA will not deem one or more of our future products (or those of our OEM licensees) to be a class III device subject to the more burdensome PMA approval process.

     PERVASIVE AND CONTINUING FDA REGULATION. A host of regulatory requirements apply to our marketed devices, including the Quality System Regulation (which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures), the Medical Device Reporting regulation (which requires that manufacturers report to the FDA certain types of adverse events involving their products), labeling regulations, and the FDA's general prohibition against promoting products for unapproved or "off-label" uses. Class II devices also can have special controls such as performance standards, postmarket surveillance, patient registries, and FDA guidelines that do not apply to class I devices. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, financial condition and results of operations.

     Our OEM licensees and we are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. If the FDA finds that our OEM licensees or we have failed to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

     - fines, injunctions, and civil penalties;

     - recall or seizure of our products;

     - the issuance of public notices or warnings;

     - operating restrictions, partial suspension or total shutdown of production;

     - refusing our requests for 510(k) clearance or PMA approval of new products;

     - withdrawing 510(k) clearance or PMA approvals already granted; and

     - criminal prosecution.

The FDA also has the authority to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Our failure (or the failure of our OEM licensees) to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our financial condition and results of operations.

     OTHER U.S. REGULATION. We and our OEM licensees also must comply with numerous federal, state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substance disposal. We cannot be sure that we will not be required to incur significant costs to comply with these laws and regulations in the future or that these laws or regulations will not hurt our business, financial condition and results of operations. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, results of operations and financial condition.

     FOREIGN REGULATION. Many foreign countries in which we market or may market our products have regulatory bodies and restrictions similar to those of the FDA. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval and the requirements may differ. Companies are now required to obtain the CE Mark prior to sale of certain medical devices within the European Union. During this process, the sponsor must demonstrate compliance with ISO manufacturing and quality requirements. We do have CE Marking on all our products that require such markings. We cannot assure you that we or our OEM licensees will be able to obtain necessary foreign government approvals or successfully comply with foreign regulations. Our failure to do so could hurt our business, results of operations and financial condition.

EMPLOYEES

     As of June 30, 2000, we have approximately 142 full-time employees and 1 part-time employee, 34 of which are engaged in research and development activities, 67 of which are engaged in manufacturing, quality assurance and regulatory affairs, 34 of which are engaged in sales and marketing activities and 8 of which are engaged in general and administrative functions. We believe that our relations with our employees are good.

FACILITIES

     We lease approximately 30,000 square feet of manufacturing, laboratory and office space in Irvine, California. This lease expires in May 2002. We expect to require additional space within the next 12 months.

LEGAL PROCEEDINGS

     In October 1999, we filed a patent infringement lawsuit in the United States District Court for the Central District of California against Mallinckrodt, Inc. and Nellcor Puritan Bennett, Inc., a subsidiary of Mallinckrodt, Inc., or Nellcor, for infringement of a U.S. patent issued to us in February 1996. In our complaint, we alleged that Nellcor has infringed one of our patents by making, using, selling and offering to sell certain pulse oximetry equipment. We amended the lawsuit to allege that Nellcor and Mallinckrodt infringed a second patent. We are seeking injunctive relief against Nellcor to prohibit the sale of certain of Nellcor's products, as well as damages, costs and expenses, reasonable attorneys' fees and treble damages for willful infringement. Nellcor has denied our allegation of infringement and contends that our patents are invalid or unenforceable. Our motion for a preliminary injunction is pending before the Court, as are Nellcor's motions for summary judgment seeking invalidity and non-infringement findings on one of our patents and invalidity on the other patent.

     After our filing, in November, 1999 Nellcor filed a patent infringement lawsuit against us and one of our customers in the United States District Court for the District of Delaware. This lawsuit has been transferred to the Central District of California pursuant to our request. Nellcor alleges that we are and have been infringing three of Nellcor's patents and alleges that we are and have been inducing and contributing to the infringement of these three and a fourth Nellcor patent. Nellcor is seeking injunctive relief to prevent our alleged acts of infringement, as well as damages, costs and expenses, reasonable attorneys' fees and treble damages for willful infringement. In our answer we have denied Nellcor's allegation of infringement and allege that Nellcor's patents are invalid or unenforceable.

     We intend to vigorously prosecute our patent infringement case against Nellcor and to vigorously defend ourselves against Nellcor's patent infringement case. However, due to the nature of litigation generally and because these cases are in an early stage, we cannot be sure whether we will have any liability in this litigation. In addition, we cannot assure you that we will obtain any remedy or that our patents will survive the validity and non-infringement challenges by Nellcor.

     In connection with this litigation, we have incurred and expect to continue to incur substantial legal and other litigation related expenses. In addition, this litigation has diverted, and is expected to continue to divert, the attention of management and technical personnel from our on-going business.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information about our executive officers and directors as of September 8, 2000:

NAME                                   AGE                  POSITION
----                                   ---                  --------
Joe E. Kiani.........................  36     President, Chief Executive Officer
                                              and Chairman of the Board
Mohamed K. Diab......................  42     Chief Technical Officer and Director
Bradley R. Langdale..................  36     Executive Vice President, Chief
                                              Financial Officer and Secretary
Ammar Al-Ali.........................  37     Vice President, Engineering
James J. Cronin......................  52     Vice President, Regulatory Affairs
                                              and Quality Assurance
Julian M. Goldman, M.D. .............  40     Vice President, Medical Affairs
Eric M. Heer.........................  36     Vice President, Marketing
Drew J. Rogers.......................  46     Vice President, Sales
George R. Ryan.......................  50     Vice President, Business Development
Gary L. Waite........................  44     Vice President, Manufacturing
Edward L. Cahill(1)..................  47     Director
Robert L. Coleman, Ph.D.(1)(2).......  53     Director
Jack W. Lasersohn(2).................  46     Director
Frederick A. Robertson, M.D.(1)......  45     Director
H.J.C. Swan, Ph.D., M.A.C.P. ........  78     Director

---------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     Mr. Kiani is a founder of Masimo and has served as President, Chief Executive Officer and Chairman of the Board since our inception in 1989. Prior to founding Masimo, Mr. Kiani served as the Engineering Director of Newport Medical Electronics, a developer of conventional pulse oximeters. Mr. Kiani served as regional technical manager for Antherm Electronics and as a field applications engineer for Bell Industries. Mr. Kiani holds a B.S.E.E. degree and an M.S.E.E. degree from San Diego State University. In addition, Mr. Kiani serves on the boards of Masimo Laboratories and Saba Software Inc. In February 2000, Mr. Kiani received the first Society of Critical Care Medicine Industry & Technology Critical Care Technology Excellence Achievement Award.

     Mr. Diab is a founder of Masimo and has served as Chief Technical Officer and director since September 1989. Prior to founding Masimo, Mr. Diab served as Chief Engineering Consultant at Newport Medical Electronics, developing conventional pulse oximetry, and as Senior Design Engineer at Galiso, developing precision data acquisition boards for testing high pressure gas cylinders and the purification of industrial gases. Mr. Diab holds a B.S.E.E. degree from California State University, Fullerton.

     Mr. Langdale has served as Executive Vice President, Chief Financial Officer and Secretary of Masimo since July 1998. Mr. Langdale joined Masimo as Vice President, Finance and Chief Financial Officer in February 1996. From July 1993 to November 1995, Mr. Langdale served as Director of Finance for CareLine, Inc., a publicly-held provider of emergency medical services that was acquired by Laidlaw Inc. in November 1995. Prior to March 1990, Mr. Langdale was employed by the public accounting firm Price Waterhouse & Company LLP. Mr. Langdale is a

Certified Public Accountant and holds a B.S. degree from the University of California, Los Angeles.

     Mr. Al-Ali has served as Vice President, Engineering of Masimo since December 1996. Prior to December 1996, Mr. Al-Ali was most recently the Director of Software Development and held various other engineering positions since joining Masimo in April 1995. From January 1992 to November 1994, Mr. Al-Ali served as the Director of Research and Development, Electronics for Ami-Med Corporation, a medical company providing devices for continuous cardiac output. Mr. Al-Ali holds a B.S. degree from the University of Arizona.

     Mr. Cronin has served as Vice President, Regulatory Affairs and Quality Assurance of Masimo since April 1996. Between January 1995 and April 1996, Mr. Cronin served as our Director, Regulatory Affairs and Quality Assurance. From August 1991 to July 1993, Mr. Cronin served as Product Development Manager for O.B. Tech, a medical device manufacturer. Prior to that, Mr. Cronin held various management positions in regulatory, research and development and operations for Microgon and Purolator Technologies. Mr. Cronin holds a B.S. degree from New York University.

     Dr. Goldman has served as Vice President, Medical Affairs of Masimo since January 1999. Prior to January 1999, Dr. Goldman was a Tenured Associate Professor of Anesthesiology and Director of Anesthesia Research at the University of Colorado Health Sciences Center in Denver, where he was on the faculty since January 1990. In December 1990, he completed research fellowship training in artificial intelligence applications in anesthesia monitoring. Dr. Goldman holds a B.S. degree from Touro College, an M.D. from SUNY Health Sciences Center at Brooklyn and anesthesiology training at University of Colorado Health Sciences Center. He is certified by the American Board of Anesthesiology and serves on national and international anesthesia and standards committees.

     Mr. Heer has served as Vice President, Marketing of Masimo since March 2000. Prior to March 2000, Mr. Heer held various management positions with Zoll Medical Corporation, a manufacturer of cardiac resuscitation devices and one of our licensees, including Regional Sales Manager between March 1999 and March 2000, Director of Hospital Marketing between September 1994 and October 1997 and Territory Sales Manager between July 1991 and September 1994. From October 1997 to March 1999, Mr. Heer served as Senior Marketing Manager and Business Development and Strategic Planning Manager for St. Jude Medical. Mr. Heer holds a B.S. degree from Stanford University, an M.S. degree from the University of California, Los Angeles, and an M.B.A. from Pepperdine University.

     Mr. Rogers has served as Vice President of Sales of Masimo since March 2000. Mr. Rogers joined the Company as Vice President, Marketing and Business Development in June 1999. Mr. Rogers held various management positions with MDE, a manufacturer of patient monitors and one of our licensees, including General Manager between July 1996 and March 1999, Vice President of Sales & Marketing between April 1993 and June 1996, and Director of Sales between January 1989 and March 1992 during which he established worldwide distribution. Mr. Rogers holds a B.S. degree from the University of Missouri.

     Mr. Ryan has served as Vice President, Business Development of Masimo since July 2000. Prior to July 2000, Mr. Ryan served as Director, Business Development for Hill-Rom, a manufacturer of maternal infant care, patient transport and support equipment and one of our licensees. Mr. Ryan also held various management positions with Respironics including Director of Business Development from October 1994 to January 1999 and Director of Worldwide Marketing from March 1992 to September 1994. Mr. Ryan holds a B.S.E.E. from the Milwaukee School of Engineering and an M.B.A. in International Marketing and Finance from the University of Southern California.

     Mr. Waite has served as Vice President, Manufacturing of Masimo since May 1998. From May 1993 to May 1998, Mr. Waite was Director of Manufacturing for Nellcor, our principal competitor. Mr. Waite has held various positions at Printronix, Inc. and Allen-Bradley, respectively. Mr. Waite holds a B.S. degree in Operations Management from Long Beach State University.

     Mr. Cahill has served as a director since January 1999. Mr. Cahill is a partner of Cahill, Warnock & Company, LLC, a private investment firm. Prior to founding Cahill, Warnock & Company, LLC, Mr. Cahill was a Managing Director at Alex. Brown & Sons, where he headed the Health Care Investment Banking Group from 1986 to 1995. Mr. Cahill is a director of Occupational Health + Rehabilitation, Inc., Centene Corporation, MedPlus, Inc. and is also a trustee of Johns Hopkins Medicine, The Johns Hopkins Health System Corporation and St. Johns Preparatory School. Mr. Cahill holds a B.A. from Williams College and an M.P.P.M. from Yale University.

     Dr. Coleman has served as a director since February 1997. Dr. Coleman was President and CEO of MediSense, an Abbott Laboratories Company, from September 1991 to December 1996. Dr. Coleman was a co-founder of Nova Biomedical Corporation, a manufacturer of clinical laboratory equipment, and served as President and CEO from 1976 to 1991. Dr. Coleman holds a B.S. degree from Morehead State University, Kentucky and a Ph.D. degree in Analytical Chemistry from the University of Tennessee. Dr. Coleman held a faculty appointment as Associate in Medicine (Biochemistry) at Harvard Medical School for the academic years 1971 and 1972.

     Mr. Lasersohn has served as a director since January 1995. He has been a General Partner of The Vertical Group, L.P., a private venture capital and investment management firm, since its formation in 1989 by former principals of
F. Eberstadt & Co., Inc. From January 1981 to March 1989, he was a Vice President and later a Managing Director of the venture capital division of F. Eberstadt & Co., Inc. Mr. Lasersohn also serves as a director of Kyphon, Inc. and a number of privately-held health care companies. He holds B.S. and M.A. degrees from Tufts University and a J.D. degree from Yale University.

     Dr. Robertson has served as a director since September 2000. Dr. Robertson has served as a director since September 2000. Dr. Robertson has been an Associate Clinical Professor of Anesthesiology at the Medical College of Wisconsin since March 1993. From July 2000 through September 2000, Dr. Robertson was Chief Clinical Officer of GE Medical Systems. From January 1993 to July 2000, he held various management positions with GE Marquette Medical Systems and the former Marquette Medical Systems, including President and Chief Executive Officer between November 1998 and July 2000, Chief Executive Officer and President -- Monitoring Group between November 1997 and November 1998, Medical Director between February 1997 and November 1997, President, Patient Monitoring Division between May 1994 to February 1997 and Medical Director between January 1993 and May 1994. Dr. Robertson is a certified by the American Board of Anesthesiology and serves as a director of the Anesthesia Patient Safety as well as a privately-held healthcare research foundation. Dr. Robertson attended the University of Wisconsin, holds an M.D. degree from the University of Wisconsin Medical School and an M.B.A. from San Diego State University.

     Dr. Swan has served as a director since August 1992. Dr. Swan is a past President and Distinguished Fellow of the American College of Cardiology, and a Master of the American College of Physicians. He is the 1985 recipient of the James Herrick Award of the American Heart Association. Dr. Swan is a Professor of Medicine (Emeritus) at the University of California, Los Angeles and is the inventor of the Swan-Ganz Catheter. Dr. Swan holds a Ph.D. degree in Physiology from the University of London and has held academic positions in London, at the Mayo Clinic and at Cedars-Sinai Hospital in Los Angeles. Dr. Swan has published over 140 scientific papers in the areas of cardiology and physiology.

COMMITTEES OF OUR BOARD OF DIRECTORS

     The board of directors has established a compensation committee and an audit committee. The compensation committee, consisting of Messrs. Coleman and Lasersohn, reviews and approves the salaries, bonuses and other compensation payable to our executive officers and administrators and makes recommendations concerning our employee benefit plans.

     The audit committee, consisting of Messrs. Cahill, Coleman and Robertson, recommends the selection of independent public accountants to the board of directors, reviews the scope and results of the audit and other services provided by our independent accountants and reviews our accounting practices and systems of internal accounting controls.

BOARD COMPOSITION

     We currently have six directors. Upon the closing of this offering the terms of office of the board of directors will be divided into three classes. As a result, a portion of our board of directors will be elected each year.

     - The class I directors will be Messrs. Cahill and Kiani and their term will expire at the annual meeting of stockholders to be held in 2001.

     - The class II directors will be Messrs. Swan and Diab and their term will expire at the annual meeting of stockholders to be held in 2002.

     - The class III directors will be Messrs. Coleman, Lasersohn and Robertson and their term will expire at the annual meeting of stockholders to be held in 2003.

At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Masimo.

DIRECTOR COMPENSATION

     Directors who are also our employees currently receive no additional compensation for their services as directors of our company. Directors who are not our employees receive an annual grant of 3,000 non-qualified stock options under our Third Amended and Restated 1996 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan. We have no other director compensation arrangements, other than reimbursement for travel expenses and other out-of-pocket costs incurred in connection with directors' attendance at meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by us to our chief executive officer and to our four other most highly compensated executive officers who earned more than $100,000 in salary and bonus for all services rendered in all capacities during the calendar years ended December 31, 1999, 1998 and 1997.

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                                             COMPENSATION
                                                                             ------------
                                                                              NUMBER OF
                                                     ANNUAL COMPENSATION      SECURITIES
                                                     --------------------     UNDERLYING
NAME AND POSITION                            YEAR     SALARY     BONUS(1)      OPTIONS
-----------------                            ----    --------    --------    ------------
Joe E. Kiani...............................  1999    $224,406                   17,930
  Chief Executive Officer and President      1998     208,177    $87,500       269,250
                                             1997     202,260                        0
Mohamed K. Diab............................  1999     154,450                    9,890
  Chief Technical Officer                    1998     142,750     48,000       110,600
                                             1997     122,324                        0
Bradley R. Langdale........................  1999     152,500                   27,090
  Executive Vice President, Chief            1998     127,500                   49,600
  Financial Officer and Secretary            1997     120,615                   15,000
Ammar Al-Ali...............................  1999     156,461                   26,720
  Vice President, Engineering                1998     147,779                   38,300
                                             1997     137,610                   20,000
Julian M. Goldman, M.D.....................  1999     191,667                    4,390
  Vice President, Medical Affairs            1998          --                   80,000
                                             1997          --                        0

------------
(1) Bonuses for 1999, 1998 (except Joe E. Kiani and Mohamed K. Diab) and 1997 were paid in stock options and are included in the above table as long-term compensation.

OPTION GRANTS IN 1999

     The table below sets forth grants of stock options during 1999 to our named executive officers. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the board of directors. The potential realizable value is calculated based on the term of the option at its time of grant, which is 10 years. It is calculated assuming that the fair market value of common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                             INDIVIDUAL GRANTS
                            ---------------------------------------------------                POTENTIAL REALIZABLE VALUE
                                         PERCENT OF                                                 OF ASSUMED ANNUAL
                            NUMBER OF     OPTIONS                                                 RATES OF STOCK PRICE
                            SECURITIES   GRANTED TO                                                 APPRECIATION FOR
                            UNDERLYING   EMPLOYEES     EXERCISE                                        OPTION TERM
                             OPTIONS     IN FISCAL       PRICE      FAIR VALUE    EXPIRATION   ---------------------------
NAME                         GRANTED        YEAR      (PER SHARE)   (PER SHARE)      DATE        0%        5%        10%
----                        ----------   ----------   -----------   -----------   ----------   -------   -------   -------
Joe E. Kiani...............    5,800        1.0%         $5.00         $6.50       10/20/09
                              12,130        2.1%         $5.50         $6.70        1/26/10
Mohamed K. Diab............    3,200        0.6%         $5.00         $6.50       10/20/09
                               6,690        1.2%         $5.50         $6.70        1/26/10
Bradley R. Langdale........   20,400        3.5%         $5.00         $6.50       10/20/09
                               6,690        1.2%         $5.50         $6.70        1/26/10
Ammar Al-Ali...............   10,000        1.7%         $4.00         $6.00        6/11/09
                              11,700        2.0%         $5.00         $6.50       10/20/09
                               5,020        0.9%         $5.50         $6.70        1/26/10
Julian M. Goldman, M.D. ...    4,390        0.8%         $5.50         $6.70        1/26/10

The dates of exercisability of the options are determined in accordance with their respective vesting schedules.

OPTION EXERCISES AND YEAR-END OPTION VALUES

     The table below sets forth information concerning stock options exercised during the year ended December 31, 1999 by our named executive officers and options outstanding at December 31, 2000.

     The information regarding the value realized reflects the fair market value of our common stock underlying the option on date of exercise minus the aggregate exercise price of the option.

     The information regarding the value of unexercised in-the-money options is
based on a value of $     per share, the assumed initial public offering price,
minus the per share exercise price, multiplied by the number of shares underlying the option.

                         FISCAL YEAR-END OPTION VALUES

                                                                   NUMBER OF SECURITIES
                                                                  UNDERLYING UNEXERCISED    VALUE OF UNEXERCISED IN
                                                                        OPTIONS AT           THE MONEY OPTIONS AT
                                                                    DECEMBER 31, 1999          DECEMBER 31, 1999
                               SHARES ACQUIRED                    ----------------------  ---------------------------
NAME                             ON EXERCISE     VALUE REALIZED     VESTED     UNVESTED   EXERCISABLE   UNEXERCISABLE
----                           ---------------   --------------   ----------  ----------  -----------   -------------
Joe E. Kiani.................       6,500           $35,100        188,797     298,383
Mohamed K. Diab..............       4,000           $21,600         13,357     107,133
Bradley R. Langdale..........                                       35,690      81,000
Ammar Al-Ali.................                                       31,520      73,500
Julian M. Goldman, M.D. .....                                        4,390      80,000

EMPLOYMENT AGREEMENTS

     On May 4, 1996, we entered into employment agreements with each of Mr. Joe
E. Kiani, our President and Chief Executive Officer and Mr. Mohamed K. Diab, our Chief Technical Officer. The agreements terminate three years after notice of non-renewal is given by either the executive or Masimo. Under these agreements, Mr. Kiani is currently entitled to a base salary of $255,200 and Mr. Diab is currently entitled to a base salary of $176,000 and each is entitled to a bonus based upon attainment of certain operating income. If either of these agreements is terminated by us without cause, Mr. Kiani and Mr. Diab, as applicable, are entitled to a lump sum payment equal to two years of his then base salary and immediate vesting of all outstanding stock options, and issuance of such related stock as additional compensation.

STOCK OPTION PLANS

  Third Amended and Restated 1996 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan

     Our Third Amended and Restated 1996 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The 1996 stock plan was initially adopted by our board of directors and approved by our stockholders in May 1996, and was amended and restated by our board of directors and approved by our stockholders in August 1999. Unless terminated sooner, the 1996 stock plan will terminate automatically ten years from the date of obtaining board of directors approval.

     Initially, 1,000,000 shares of common stock were reserved for issuance under this plan. In December 1997, our board of directors approved an amendment to the 1996 Stock Plan to increase the number of shares reserved for issuance to 1,200,000 and then in August 1999 to 1,400,000. In October 1999, our board of directors approved an amendment to the 1996 stock plan to increase the number of shares reserved for issuance to include the unissued options from the 1989 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan prior to its expiration, as well as any additional options that would become available through future forfeitures. In March 2000, our board of directors and in May 2000, our stockholders approved an amendment to the 1996 stock plan to increase the number of shares reserved for issuance to 2,400,000. As of June 30, 2000, options to purchase 1,679,070 shares of common stock were outstanding under the 1996 stock plan and 709,430 were available for further issuance.

     Authority to control and manage the operation and administration of the 1996 stock plan is vested with the board of directors which may delegate some or all of such responsibilities to an administrator. The administrator of our 1996 stock plan has the power to determine among other things:

     - the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right;

     - the number of shares issuable under each option or stock purchase right;

     - the exercisability of each option or stock purchase right; and

     - the form of consideration payable upon the exercise of each option or stock purchase right.

     The board of directors has the authority to amend, suspend or terminate the 1996 stock plan, so long as no such action affects any shares of common stock previously issued and sold or any option previously granted under the 1996 stock plan. During any calendar year, each optionee may be granted options to purchase a maximum of 500,000 shares.

     Options and stock purchase rights granted under our 1996 stock plan are generally not transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee.

     In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement grants us the right to have a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with us for any reason, including death or disability. The purchase price for shares repurchased under the restricted stock purchase agreement must be the original price paid by the purchaser for shares which have not vested and at fair market value for shares which have vested.

     The exercise price of all incentive stock options granted under the 1996 stock plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1996 stock plan is determined by the administrator, but in no event may be less than 85% of fair market value. For nonstatutory stock options intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. For any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1996 stock plan may not exceed ten years.

     The 1996 stock plan provides that if we merge with or into another corporation, or sell substantially all of our assets, each option and stock purchase right shall either be assumed or an equivalent option substituted for by the successor corporation or if the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the optionees will become fully vested in and have the right to exercise such options or stock purchase rights. If an option or stock purchase right becomes fully vested and exercisable upon a merger or sale of assets, the administrator must notify the optionee that the option or stock purchase right is fully exercisable for a period of 15 days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of the 15 day period.

  1989 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan

     Our amended and restated 1989 stock plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The 1989 stock plan was initially adopted by our board of directors and approved by our stockholders in September 1989, and was amended by our board of directors and approved by our stockholders in May 1999. The 1989 stock plan has terminated as it has been more than ten years from the date of obtaining stockholder approval.

     A total of 1,000,000 shares of common stock were reserved for issuance under this plan. As of June 30, 2000, options to purchase 404,100 shares of common stock were outstanding under the 1989 stock plan and there are no more shares under this plan available for further issuance.

     The administrator of our 1989 stock plan has the power to determine among other things:

     - the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right;

     - the number of shares issuable under each option or stock purchase right;

     - the exercisability of each option or stock purchase right; and

     - the form of consideration payable upon the exercise of each option or stock purchase right.

     During any fiscal year, each optionee may be granted options to purchase a maximum of 500,000 shares.

     Options and stock purchase rights granted under our 1989 stock plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1989 stock plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term.

     The exercise price of all incentive stock options granted under the 1989 stock plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1998 stock plan is determined by the administrator, but for nonstatutory stock options intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. For any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1989 stock plan may not exceed ten years.

     The 1989 stock plan provides that if we merge with or into another corporation, or sell substantially all of our assets, each option and stock purchase right shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the optionees will become fully vested in and have the right to exercise such options or stock purchase rights. If an option or stock purchase right becomes fully vested and exercisable upon a merger or sale of assets, the administrator must notify the optionee that the option or stock purchase right is fully exercisable for a period of 30 days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of the 30 day period.

2000 EMPLOYEE STOCK PURCHASE PLAN

     Our 2000 Employee Stock Purchase Plan was adopted by our board of directors in August 2000, and stockholder approval is expected before the closing of the offering. The purchase plan will become effective immediately upon the signing of the underwriting agreement for this offering. A total of 500,000 shares of common stock have been reserved for issuance under the purchase plan. The share reserve will increase annually by the lesser of (a) 1% of the outstanding shares on the last day of our fiscal year, or (b) a lesser amount determined by our board of directors. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the U.S. Internal Revenue Code. Under the purchase plan, our board of directors may specify offering periods of up to 24 months, except for the first offering period which commences upon the date the underwriting agreement is signed and ends on the last business day in December 2002. The purchase plan also contains consecutive six month purchase periods. Subsequent offering and all purchase periods start on the first business day in January and July of each year, and end on the last business day in June and December of each year.

     Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who immediately after receiving a grant owns stock possessing 5% or more of the total combined voting power of value of all classes of our capital stock or whose rights to purchase stock under this plan accrues at a rate which exceeds $25,000 in fair market value of common stock for each calendar year, may not participate in this plan. The purchase plan permits participants to purchase common stock through payroll deduction of up to 15% of the participant's base salary.

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The purchase price will be 85% of the lower of the fair market value of the common stock at the beginning of the offering period and the fair market value of the common stock at the end of the purchase period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

     If the fair market value of our common stock on any purchase date is less than the fair market value on the start date of the offering period, then that offering period will automatically terminate, and a new offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering.

     Rights granted under the purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the plan. In the event of our merger, consolidation, reorganization or liquidation, our board of directors has discretion to provide that each outstanding option may be assumed or an equivalent right substituted by the successor corporation or the board of directors may provide for all sums collected by payroll deductions to be applied to a purchase of our common stock immediately prior to such merger or other transaction. The purchase plan will terminate automatically in 2010 unless terminated earlier. Our board of directors has the authority to amend or terminate the purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock under the purchase plan. Our board of directors has the exclusive authority to interpret and apply the provisions of the purchase plan.

401(k) PLAN

     All full-time employees of Masimo over age 21 are eligible to participate in the Masimo Retirement Savings Plan, a defined contribution plan, effective April 1, 1995 and intended to qualify under Section 401 of the Internal Revenue Code. Eligible employees may enter the savings plan immediately upon hire date. Participants may make pre-tax contributions to the savings plan of up to 15% percent of their eligible earnings, but not in excess of a statutory annual limit. We may make discretionary matching contributions to the savings plan. As of June 30, 2000, we have not made any matching contributions to the Masimo Retirement Savings Plan.

                              CERTAIN TRANSACTIONS

SPIN-OFF OF MASIMO LABORATORIES

     In April 1998, we completed the spin-off of our non-vital signs monitoring applications (including all applications other than certain clinical oxygen saturation measurements, sudden infant death syndrome monitoring, electrocardiography, and blood pressure, temperature and respiration monitoring) to a newly formed entity, Masimo Laboratories, Inc. The spin-off was effectuated through a stock dividend whereby we distributed all of the issued and outstanding shares of our wholly-owned subsidiary, Masimo Laboratories, to the holders of the outstanding shares of our common stock and preferred stock, in each case, on a one-for-one basis. Our stockholders were not required to pay any cash or other consideration for the shares of Masimo Laboratories and were not required to surrender or exchange shares of our stock in order to receive the shares of Masimo Laboratories. After the spin-off, we and Masimo Laboratories entered into a cross-licensing agreement, whereby we agreed to fund research and development conducted by Masimo Laboratories for a period of up to two years, which was extended for another two years effective March 2000, in an amount not to exceed $2,500,000 in exchange for certain licensing rights of Masimo Laboratories technologies. On a monthly basis, we reimburse Masimo Laboratories for its cash expenditures and charges it an allocation of engineering labor, facility, administrative, and equipment related costs paid by Masimo on behalf of Masimo Laboratories.

WARBURG, PINCUS VENTURES, L.P.

     In October 1998, Warburg, Pincus Ventures, L.P. sold and transferred 1,487,500 of the 1,541,490 shares it held of our Series C Preferred Stock to INVESCO (NY), Inc., as investment manager, INVESCO Funds Group, Inc., and several other investors. Pursuant to the Warburg sale, Warburg received gross proceeds of $9,073,750 and we received gross proceeds of $2,826,215 as consideration for making certain representations, warranties, covenants and agreements in connection with the sale. Warburg sold and transferred its remaining 53,990 shares of our Series C Preferred Stock to INVESCO (NY), Inc. (and its affiliated entities) in a subsequent sale.

INVESCO (NY), INC.

     In September 1999, we sold an aggregate of 181,819 shares of our Series F preferred stock to entities affiliated with Invesco (NY), Inc., an existing investor, at a purchase price of $11.00 per share for an aggregate purchase price of approximately $2 million.

MOORE GLOBAL INVESTMENTS, LTD.

     In September 1999, we sold an aggregate of 181,819 shares of our Series F preferred stock to Moore Global Investments, Ltd. and its related entity, Remington Investment Strategies, L.P., existing investors, at a purchase price of $11.00 per share for an aggregate purchase price of approximately $2 million.

VITAL INSITE ACQUISITION

     In December 1999, we acquired certain of the assets of Vital Insite, Inc., a development stage medical device company engaged in the development of technology for continuous noninvasive measurement of blood pressure, in exchange for 45,455 shares of our Series F Preferred Stock. Mr. Lasersohn, one of our directors, was also one of the directors of Vital Insite, Inc.

GE MARQUETTE MEDICAL SYSTEMS, INC.

     In September 2000, we sold 454,546 shares of Series F Preferred Stock for $11.00 per share and issued warrants to purchase 90,909 shares of Common Stock at an exercise price of $11.00 per share to GE Marquette Medical Systems, Inc. Dr. Robertson, one of our directors, was President and Chief Executive Officer of GE Marquette Medical Systems, Inc. until July 2000.

LOAN TO EXECUTIVE OFFICER

     In January 1998, we loaned $80,000 to Mr. Al-Ali. The loan is evidenced by a letter agreement and bears interest at 3.5% per annum. As of June 30, 2000, $59,600 of the principal amount of the loan was outstanding. Pursuant to the terms of the letter agreement, no principal payments are due until January 2003. In the event that Mr. Al-Ali terminates his employment with us prior to a change of more than 50% of the voting stock of Masimo, the loan will become immediately due and payable. In the event that we terminate Mr. Al-Ali's employment, the interest rate will increase to 7%.

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

     We have entered into an agreement with our preferred stockholders, other than the Series D stockholders, pursuant to which they will have registration rights with respect to their shares of common stock following this offering. Please see "Description of Capital Stock -- Registration Rights" for a further description of the terms of this agreement.

                             PRINCIPAL STOCKHOLDERS

     The following table provides summary information regarding beneficial ownership of our outstanding common stock as of June 30, 2000:

     - each person or group who beneficially owns more than 5% of our common stock,

     - each of our directors and the named executive officers, and

     - all of our directors and executive officers as a group.

     Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2000 and not subject to repurchase as of that date are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Applicable percentage ownership in the following table is based on 13,120,347 shares of common stock outstanding as of June 30, 2000, after giving effect to the conversion of all outstanding shares of preferred stock, including the 454,546 shares of Series F Preferred Stock issued in September 2000, into common stock
upon the closing of the offering, and                shares of common stock
outstanding immediately following the completion of this offering.

     Unless otherwise indicated, the address of each of the named individuals is c/o Masimo Corporation, 2852 Kelvin Ave., Irvine, CA 92614.

                                                                 PERCENT OF SHARES OUTSTANDING
                                                               ---------------------------------
NAME AND ADDRESS                                   SHARES      BEFORE OFFERING    AFTER OFFERING
----------------                                  ---------    ---------------    --------------
Invesco (NY), Inc.(1)...........................  1,610,809         11.9%
  1166 Ave. of the Americas
  New York, NY 10036
Joe E. Kiani(2).................................  1,042,964          7.6
Mohamed K. Diab(3)..............................  1,009,024          7.4
Moore Global Investments, Ltd.(4)...............    959,598          7.1
  1251 Ave. of the Americas, 53rd Fl.,
  New York, NY 10020
DSV Partners....................................    925,000          6.8
  620 Newport Center Dr., St 1600
  Newport Beach, CA 92660
Franklin Templeton(5)...........................    909,091          6.7
  777 Mariners Island Blvd.
  San Mateo, CA 94404
Feibusch & Co., Inc.(6).........................    708,061          5.2
  80 E. Sir Francis Drake Blvd., 3D
  Larkspur, CA 94939
Bradley R. Langdale(7)..........................     51,690        *
Ammar Al-Ali(8).................................     45,520        *
James J. Cronin(9)..............................     30,800        *
Gary L. Waite(10)...............................     20,080        *
Drew J. Rogers(11)..............................     10,730        *
Julian M. Goldman(12)...........................      8,390        *

                                                                 PERCENT OF SHARES OUTSTANDING
                                                               ---------------------------------
NAME AND ADDRESS                                   SHARES      BEFORE OFFERING    AFTER OFFERING
----------------                                  ---------    ---------------    --------------
Eric M. Heer(13)................................      2,000        *
Edward L. Cahill(14)............................    440,230          3.2
Jack W. Lasersohn(15)...........................    312,748          2.3
Robert L. Coleman(16)...........................     44,750        *
Frederick A. Robertson M.D. ....................          0        *
H.J.C. Swan, M.D., Ph.D.........................     81,000        *
All executive officers and directors as a group
  (13 persons)(17)..............................  3,099,926         22.1

---------------
  *  Less than 1% of the outstanding common stock

 (1) Includes 197,816 shares of Series C Preferred Stock and 25,169 shares of Series F Preferred Stock sold to Chancellor Private Capital Partners III, L.P., 753,836 shares of Series C Preferred Stock and 95,912 shares of Series F Preferred Stock sold to Citiventure 96 Partnership, L.P., 325,997 shares of Series C Preferred Stock and 41,478 shares of Series F Preferred Stock sold to Chancellor Private Offshore Partners II, L.P., 26,341 shares of Series C Preferred Stock and 3,351 shares of Series F Preferred Stock sold to Chancellor Private Capital Offshore Partners I, C.V., and 125,000 shares of Series C Preferred Stock and 15,909 shares of Series F Preferred Stock sold to INVESCO Funds Group, Inc.

 (2) Includes 225,464 shares of common stock subject to options exercisable within 60 days of June 30, 2000 and excludes 83,334 shares of common stock subject to options exercisable upon completion of this offering.

 (3) Includes 20,024 shares of common stock subject to options exercisable within 60 days of June 30, 2000 and excludes 33,334 shares of common stock subject to options exercisable upon completion of this offering.

 (4) Includes 637,779 shares of Series E Preferred Stock and 149,092 shares of Series F Preferred Stock sold to Moore Global Investments, LTD. and 140,000 shares of Series E Preferred Stock and 32,727 shares of Series F Preferred Stock sold to Remington Investment Strategies, L.P.

 (5) Includes 772,727 shares of Series F Preferred Stock sold to Hare & Co. FBO California Growth Fund 180 and 136,364 shares of Series F Preferred Stock sold to Hare & Co. FBO Global Health Care Fund 1999.

 (6) Includes 398,061 shares of Series A Preferred Stock and 110,000 shares of Series B Preferred Stock issued to Feibusch & Co., Inc. and 200,000 shares of Series A Preferred Stock issued to Tamalpais Associates.

 (7) Includes 51,690 shares of common stock subject to options exercisable within 60 days of June 30, 2000.

 (8) Includes 45,520 shares of common stock subject to options exercisable within 60 days of June 30, 2000.

 (9) Includes 25,800 shares of common stock subject to options exercisable within 60 days of June 30, 2000.

(10) Includes 20,080 shares of common stock subject to options exercisable within 60 days of June 30, 2000.

(11) Includes 10,730 shares of common stock subject to options exercisable within 60 days of June 30, 2000.

(12) Includes 8,390 shares of common stock subject to options exercisable within 60 days of June 30, 2000.

(13) Includes 2,000 shares of common stock subject to options exercisable within 60 days of June 30, 2000.

(14) Includes 285,715 shares of Series D Preferred Stock sold to Cahill, Warnock Strategic Partners Fund L.P., CWSPF, 151,515 shares of Series A Preferred Stock issued upon exercise of Series A Warrants in October 1996, and 3,000 shares of common stock subject to options exercisable within 60 days of June 30, 2000. All of the preferred stock indicated as owned by Mr. Cahill are owned directly by CWSPF and are included because of his affiliation with CWSPF. Mr. Cahill disclaims beneficial ownership of the preferred stock.

(15) Includes 306,748 shares of Series C Preferred Stock held of record by Vertical Fund Associates, L.P., of which Mr. Lasersohn disclaims beneficial ownership, and 6,000 shares of common stock subject to options exercisable within 60 days of June 30, 2000.

(16) Includes 44,750 shares of common stock subject to options exercisable within 60 days of June 30, 2000.

(17) Includes directors' and executive officers' shares listed above, including 306,748 shares of capital stock held of record by Vertical Fund and the 151,515 and 285,715 shares of capital stock held of record by CWSPF.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     As of June 30, 2000, there were outstanding:

     - 3,038,173 shares of common stock held of record by 94 stockholders,

     - 10,082,174 shares of preferred stock held of record by 199 stockholders;

     - options to purchase 2,083,170 shares of common stock; and

     - warrants to purchase 10,000 shares of common stock.

     In addition, in September 2000, we sold 454,546 shares of Series F Preferred Stock and issued warrants to purchase 90,909 shares of common stock to one stockholder.

     Upon the closing of this offering, all outstanding shares of preferred stock will automatically convert into 10,536,720 shares of common stock. The options and warrants will remain outstanding. In the event the initial public offering price is less than $11.00 per share, the holders of our Series F preferred stock will be entitled to receive up to a maximum of 676,134 additional shares of our common stock upon the closing of this offering. In addition, one of our warrantholders has antidilution protection pursuant to the terms of its warrant. In the event the initial public offering price is less than $11.00 per share, this holder will be entitled to receive up to a maximum of 20,202 additional shares of our common stock upon the closing of this offering.

     Upon completion of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.

COMMON STOCK

     Subject to the preferences of any preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of legally available assets as and when determined by our board. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Our certificate of incorporation does not authorize cumulative voting for the election of directors, which means that the holders of a majority of shares voted can elect all of our directors then standing for election. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of our common stock is, and all shares of our common stock to be outstanding upon completion of this offering will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors is authorized, without further stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Our board of directors is also authorized, subject to the limitations prescribed by Delaware law, to fix the rights, preferences and privileges of the shares of each series.

     Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. Although we have no present plan to issue any shares of preferred stock, any future issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may have the effect of delaying, deferring or preventing a change of control of our company or an unsolicited acquisition proposal.

WARRANT

     As of June 30, 2000, there was an outstanding warrant to purchase 10,000 shares of common stock at an exercise price of $3.00 per share, which expires on May 1, 2004. The holder of the warrant may also from time to time convert all or a portion of the warrant into a number of shares of common stock to be determined by dividing (a) the aggregate fair market value of the shares of common stock to be converted minus the aggregate warrant price for such shares, by (b) the fair market value of one share of common stock. The warrant also provides for certain anti-dilution protection in the event of certain stock dividends, splits, combinations, issuances for less than the exercise price and other diluting events. The holder of the warrant is also entitled to certain piggy-back registration rights.

     In September 2000, we issued a warrant to purchase 90,909 shares of common stock at an exercise price of $11.00 per share, which expires on September 7, 2005. The holder of the warrant may also from time to time convert all or a portion of the warrant into a number of shares of common stock equal to the difference of (a) the total number of shares of common stock into which the warrant is exercisable minus (b) that number of shares of common stock having an aggregate spread equal to the aggregate warrant price, with the spread being the difference between the warrant price and the fair market value of the common stock. The warrant also provides for certain antidilution protection in the event of certain stock dividends, splits, combinations, issuances for less than the exercise price and other diluting events.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     Under the terms of a registration rights agreement, the holders of 9,036,721 shares of our common stock are entitled to certain rights with respect to the registration of those shares under the Securities Act of 1933. Under the agreement, the holders of registration rights who hold certain threshold amounts of common stock may demand that we register their securities for resale under the Securities Act, in which case holders of registration rights who hold other shares of common stock may join in such demand registration. In addition, if we propose to register any of our securities under the Securities Act, either for our own account or the account of other stockholders, the holders of registration rights are entitled to notice of such registration and are entitled to include their registrable shares in the registration. In either case, among other conditions and limitations, the underwriters have the right to limit the number of shares included in the registration. Holders of registration rights also may require us to register, at our expense, all or a portion of their registrable shares on Form S-3 when such form becomes available to us, subject to certain conditions and limitations.

CERTAIN CHARTER AND BYLAW PROVISIONS AND DELAWARE ANTI-TAKEOVER LAW

     Provisions of Delaware law and our certificate of incorporation and bylaws summarized below could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals because negotiation of these proposals could result in an improvement of their terms.

     Stockholder Meetings. Under our restated certificate of incorporation and restated bylaws, the board of directors, the chairman of the board and the president may call special meetings of stockholders but our stockholders may not call a special meeting. In addition, our restated certificate of incorporation and restated bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our restated bylaws establish advance notice procedures for proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a board committee.

     No Stockholder Action by Written Consent. Our certificate of incorporation provides that stockholders can take action only at an annual or special meeting of stockholders duly called in accordance with our bylaws. Accordingly, our stockholders will not be able to take action by written consent in lieu of a meeting.

     Staggered Board. Under our restated certificate of incorporation, there will be three classes of directors, approximately one-third of whom would be elected each year, thus requiring any potential acquirer to successfully complete two proxy contests in order to take control of the board of directors.

     Limitation of Liability and Indemnification. Our certificate of incorporation provides that our directors will not be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation will not eliminate or limit liability to the extent that the elimination or limitation of this liability is not permitted by the Delaware General Corporation Law as it exists or may later be amended. Our certificate of incorporation further provides for the indemnification of our directors and officers to the fullest extent permitted by law.

     Delaware Anti-Takeover Law. We are a Delaware corporation and are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of our voting stock.

TRANSFER AGENT AND REGISTRAR

     U.S. Stock Transfer Corporation will be our transfer agent and registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have           shares of common
stock outstanding. Of these shares, the           shares sold in this offering
will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. A significant number of shares of our stock outstanding prior to this offering are subject to a lock-up agreement restricting the sale of these shares for 150 days, two-thirds of these shares for 180 days and one-third of these shares for 210 days, and may not be sold in the public market prior the expiration of the lock-up agreements. Deutsche Bank Securities Inc. may release the shares subject to the lock-up agreements in whole or in part at any time without prior public notice. However, Deutsche Bank Securities Inc. has no current plans to effect such a release. Upon the expiration of all of the
lock-up agreements, approximately           additional shares will be available
for sale in the public market, subject in some cases to compliance with the volume and other limitations of Rule 144.

DAYS AFTER DATE                             SHARES ELIGIBLE
OF THIS PROSPECTUS                             FOR SALE                        COMMENT
------------------                          ---------------                    -------
Upon effectiveness........................                    Freely tradable shares eligible for sale
                                                              under Rule 144(k) and not locked-up
90 days...................................                    Shares not locked-up and saleable under
                                                              Rules 144 and 701
150 days..................................                    One-third of lock-up released; shares
                                                              saleable under Rules 144 and 701
180 days..................................                    Two-thirds of lock-up released; shares
                                                              saleable under Rules 144 and 701
210 days..................................                    All of lock-up released; shares saleable
                                                              under Rules 144 and 701
Various dates thereafter..................                    Restricted securities held for one year or
                                                              less as of 180 days following
                                                              effectiveness

RULE 144

     In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of

     - 1% of the then outstanding shares of our common stock (approximately shares immediately after this offering) or

     - the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to the sale.

     A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell these shares pursuant to Rule 144(k) without regard to the limitations described above. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

     We cannot estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Any future sale of substantial amounts of our common stock in the open market may adversely affect the market price of our common stock.

LOCK-UP AGREEMENTS

     We and our directors, executive officers and certain of our stockholders have agreed pursuant to the underwriting agreement and other agreements not to sell without the prior consent of Deutsche Bank Securities Inc. any of our common stock until 150 days from the date of this prospectus, two-thirds of our common stock until 180 days from the date of this prospectus, and one-third of our common stock until 210 days from the date of this prospectus. Transfers or dispositions can be made sooner only with the prior written consent of Deutsche Bank Securities Inc.

STOCK OPTIONS

     We intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock that are subject to outstanding options or reserved for issuance under our equity incentive plans 180 days following the effectiveness of this registration statement, which permits the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act.

RULE 701

     Any of our employees or consultants who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitations or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus.

REGISTRATION RIGHTS

     After this offering the holders of 9,036,721 shares of our common stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act except for shares purchased by affiliates. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Chase Securities Inc. and U.S. Bancorp Piper Jaffray, Inc. have severally agreed to purchase from Masimo the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Deutsche Bank Securities Inc. ..............................
Chase Securities Inc. ......................................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                                  --------
     Total..................................................
                                                                  ========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to
dealers at a price that represents a concession not in excess of $          per
share under the public offering price. The underwriters may allow, and these
dealers may re-allow, a concession of not more than $          per share to
other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above tables bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the
additional shares on the same terms as those on which the           shares are
being offered.

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is currently expected to be approximately of the initial public offering price. We have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                               TOTAL FEES
                                             ----------------------------------------------
                                              WITHOUT EXERCISE OF     WITH FULL EXERCISE OF
                           FEES PER SHARE    OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION
                           --------------    ---------------------    ---------------------
Fees paid by Masimo......        $                     $                        $

     In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be
approximately $          .

     We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     Each of our officers and directors, and certain holders of our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 150 days, with respect to two-thirds of their stock, for a period of 180 days, and with respect to one-third of their stock, for a period of 210 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and issue shares under our Third Amended and Restated 1996 Incentive Stock Option Nonqualified Stock Option and Restricted Stock Purchase Plan. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the lock-up period described above.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq Stock Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     At our request, the underwriters have reserved for sale, at the initial
public offering price, up to           shares for our employees, family members
of employees, customers and other third parties. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the public offering price were:

     - prevailing market conditions;

     - our sales, earnings and other financial and operating information in recent periods;

     - our record of operations, our current financial position and future prospects;

     - the market capitalization, price-earnings ratios, price-sales ratios and financial and operating information of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

     - the experience of our management.

     The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The validity of the shares of common stock we are offering will be passed upon for us by Arter & Hadden LLP, Irvine, California. As of the date of this prospectus, a member of Arter & Hadden LLP beneficially owns 32,000 shares of our common stock and options to purchase 8,000 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, Costa Mesa, California. As of the date of this prospectus, a member of Latham & Watkins beneficially owns 5,555 shares of our common stock.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999 and for the year ended March 31, 1998, the nine months ended December 31, 1998, and the year ended December 31, 1999, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The information contained in "Business -- Patents and Proprietary Rights", excluding the last sentence, and the first two paragraphs of "Business -- Legal Proceedings" have been reviewed and approved by Knobbe, Martens, Olson & Bear LLP Newport Beach, California, our patent counsel, as experts in such matters, and are included herein in reliance upon their review and approval. As of the date of this prospectus, members of Knobbe, Martens, Olson & Bear beneficially own 33,675 shares of our common stock.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedule to the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance we refer you to the copy of each contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may inspect a copy of the registration statement without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the Web site is http://www.sec.gov. The SEC's toll free investor information service can be reached at 1-800-SEC-0330. Information contained on our website does not constitute part of this prospectus.

     Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accountants and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information.

                               MASIMO CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-5
Statements of Stockholders' Equity (Deficit)................  F-6
Statements of Cash Flows....................................  F-7
Notes to Financial Statements...............................  F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Masimo Corporation

     In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity (deficit), and cash flows present fairly, in all material respects, the financial position of Masimo Corporation at December 31, 1998 and 1999, and the results of its operations and its cash flows for the year ended March 31, 1998, the nine months ended December 31, 1998, and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Costa Mesa, California
March 17, 2000

                               MASIMO CORPORATION

                                 BALANCE SHEETS

                                                                                                       PRO FORMA
                                                                                                     STOCKHOLDERS'
                                                                                                        EQUITY
                                                        DECEMBER 31,   DECEMBER 31,     JUNE 30,       JUNE 30,
                                                            1998           1999           2000           2000
                                                        ------------   ------------   ------------   -------------
                                                                                      (UNAUDITED)     (UNAUDITED)
                                                      ASSETS
Current assets:
  Cash and cash equivalents...........................  $ 11,596,421   $ 14,511,154   $ 15,940,893
  Accounts receivable, net of allowance for doubtful
    accounts of $220,000, $74,372 and $91,220
    (unaudited) at December 31, 1998, December 31,
    1999, and June 30, 2000, respectively.............       307,689      1,296,388      2,410,289
  Inventories, net....................................     1,972,294      3,579,326      4,511,377
  Other current assets................................       487,503        341,985        386,372
                                                        ------------   ------------   ------------
         Total current assets.........................    14,363,907     19,728,853     23,248,931
Fixed assets, net.....................................     2,703,557      3,423,907      3,527,359
Intangible assets, net................................       761,875        946,650      1,064,012
Other assets..........................................        80,113         80,113        542,539
                                                        ------------   ------------   ------------
         Total assets.................................  $ 17,909,452   $ 24,179,523   $ 28,382,841
                                                        ============   ============   ============

                   LIABILITIES, REDEEMABLE PREFERRED STOCK, AND STOCKHOLDERS' EQUITY (DEFICIT):
Current liabilities:
  Accounts payable....................................  $    547,123   $  1,222,265   $  1,796,401
  Accrued liabilities.................................     1,009,696      1,019,793      1,559,582
  Deferred revenue....................................        28,571         80,442        100,516
  Current portion of long-term debt...................       437,500        792,113        792,113
                                                        ------------   ------------   ------------
         Total current liabilities....................     2,022,890      3,114,613      4,248,612
Deferred revenue......................................       191,131        334,971        357,815
Long-term debt........................................     1,020,833      1,647,172      1,251,116
                                                        ------------   ------------   ------------
         Total liabilities............................     3,234,854      5,096,756      5,857,543
                                                        ------------   ------------   ------------
Commitments and contingencies
Redeemable preferred stock:
  Convertible Series A Preferred Stock, 966,362 shares
    issued and outstanding (pro forma no shares issued
    or outstanding) (liquidation preference of
    $1,829,082 at December 31,
    1999).............................................     1,394,246      1,394,246      1,394,246   $         --
  Convertible Redeemable Series B Preferred Stock,
    1,125,000 shares issued and outstanding (pro forma
    no shares issued or outstanding) (liquidation
    preference of $3,114,972 at December 31, 1999)....     2,940,811      3,115,910      3,203,541             --
  Convertible Redeemable Series C Preferred Stock,
    1,848,238 shares issued and outstanding (pro forma
    no shares issued or outstanding) (liquidation
    preference of $12,603,519 at December 31, 1999)...    10,938,097     12,016,166     12,510,219
  Convertible Redeemable Series D Preferred Stock,
    1,500,000 shares issued and outstanding (pro forma
    no shares issued or outstanding) (liquidation
    preference of $13,677,564 at December 31, 1999)...    12,123,069     13,250,547     13,777,214             --

                                                                                                       PRO FORMA
                                                                                                     STOCKHOLDERS'
                                                                                                        EQUITY
                                                        DECEMBER 31,   DECEMBER 31,     JUNE 30,       JUNE 30,
                                                            1998           1999           2000           2000
                                                        ------------   ------------   ------------   -------------
                                                                                      (UNAUDITED)     (UNAUDITED)
  Convertible Redeemable Series E Preferred Stock,
    2,054,516 shares issued and outstanding (pro forma
    no shares issued or outstanding) (liquidation
    preference of $21,803,630 at December 31, 1999)...    19,262,197     21,189,006     22,099,050             --
  Convertible Redeemable Series F Preferred Stock,
    1,678,967 shares issued and outstanding at
    December 31, 1999 and 2,588,058 shares (unaudited)
    at June 30, 2000 (pro forma no shares issued or
    outstanding)(liquidation preference of $18,935,270
    at December 31, 1999).............................                   17,774,241     28,515,493             --
                                                        ------------   ------------   ------------   ------------
         Total redeemable preferred stock.............    46,658,420     68,740,116     81,499,763             --
                                                        ------------   ------------   ------------   ------------
Stockholders' equity (deficit):
  Preferred stock; $0.001 par value, 11,000,000 shares
    authorized (pro forma 5,000,000 shares authorized,
    no shares issued or outstanding)..................
  Common stock; $0.001 par value, 22,000,000 shares
    authorized, 2,907,348, 2,984,326 and 3,038,173
    (unaudited) shares issued and outstanding at
    December 31, 1998, December 31, 1999, and June 30,
    2000, respectively, (pro forma 60,000,000 shares
    authorized, 13,574,893 issued and outstanding)....         2,907          2,984          3,038         13,575
Common stock subscribed...............................                       40,898         43,431         43,431
Additional paid in capital............................                                                 86,389,226
Deferred compensation.................................       (43,781)      (499,203)      (526,887)      (526,887)
Accumulated deficit...................................   (31,942,948)   (49,202,028)   (58,494,047)   (58,494,047)
                                                        ------------   ------------   ------------   ------------
         Total stockholders' equity (deficit).........   (31,983,822)   (49,657,349)   (58,974,465)  $ 27,425,298
                                                        ------------   ------------   ------------   ============
         Total liabilities, redeemable preferred
           stock, and stockholders' equity
           (deficit)..................................  $ 17,909,452   $ 24,179,523   $ 28,382,841
                                                        ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                               MASIMO CORPORATION

                            STATEMENTS OF OPERATIONS

                                                    NINE MONTHS
                                     YEAR ENDED        ENDED         YEAR ENDED      SIX MONTHS       SIX MONTHS
                                      MARCH 31,     DECEMBER 31,    DECEMBER 31,        ENDED            ENDED
                                        1998            1998            1999        JUNE 30, 1999    JUNE 30, 2000
                                     -----------    ------------    ------------    -------------    -------------
                                                                                     (UNAUDITED)      (UNAUDITED)
Revenue:
  Product sales....................  $   753,878    $  1,677,967    $  6,649,136     $ 2,779,822     $  5,297,794
  License fees.....................      161,250          19,048          48,103          14,226           48,267
                                     -----------    ------------    ------------     -----------     ------------
  Total revenue....................      915,128       1,697,015       6,697,239       2,794,048        5,346,061
Cost of goods sold.................    2,154,753       2,985,009       6,416,764       2,809,247        4,243,691
                                     -----------    ------------    ------------     -----------     ------------
  Gross margin.....................   (1,239,625)     (1,287,994)        280,475         (15,199)       1,102,370
                                     -----------    ------------    ------------     -----------     ------------
Operating expenses:
  Research and development.........    3,089,611       3,132,279       5,965,672       2,835,844        2,240,522
  Selling, general and
    administrative.................    2,598,877       3,929,376       7,766,798       3,438,037        5,789,523
                                     -----------    ------------    ------------     -----------     ------------
  Total operating expenses.........    5,688,488       7,061,655      13,732,470       6,273,881        8,030,045
                                     -----------    ------------    ------------     -----------     ------------
  Loss from operations.............   (6,928,113)     (8,349,649)    (13,451,995)     (6,289,080)      (6,927,675)
Non-operating income (expense):
  Interest income..................      453,380         561,625         465,168         191,138          373,642
  Interest expense.................      (58,406)       (128,140)       (206,005)        (74,531)        (118,923)
  Other............................        4,121                          22,207                           (3,414)
                                     -----------    ------------    ------------     -----------     ------------
  Loss before provision for income
    taxes..........................   (6,529,018)     (7,916,164)    (13,170,625)     (6,172,473)      (6,676,370)
Provision for income taxes.........          823             800             800             800              800
                                     -----------    ------------    ------------     -----------     ------------
  Net loss.........................  $(6,529,841)   $ (7,916,964)   $(13,171,425)    $(6,173,273)    $ (6,677,170)
                                     ===========    ============    ============     ===========     ============
  Net loss applicable to common
    stockholders...................  $(9,041,365)   $(10,828,454)   $(18,022,393)    $(8,372,112)    $ (9,786,816)
                                     ===========    ============    ============     ===========     ============
  Net loss per common share:
    Basic and diluted..............  $     (3.16)   $      (3.75)   $      (6.12)    $     (2.87)    $      (3.25)
                                     ===========    ============    ============     ===========     ============
    Pro forma basic and diluted
      (unaudited)..................                                 $      (1.21)                    $       (.54)
                                                                    ============                     ============
  Weighted-average shares
    outstanding used in computing
    net loss per common share:
    Basic and diluted..............    2,862,365       2,889,257       2,943,113       2,920,951        3,012,640

    Pro forma basic and diluted
      (unaudited)..................                                   10,914,836                       12,420,488

   The accompanying notes are an integral part of these financial statements.

                               MASIMO CORPORATION

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
  FOR THE YEAR ENDED MARCH 31, 1998, THE NINE MONTHS ENDED DECEMBER 31, 1998,
    THE YEAR ENDED DECEMBER 31, 1999 AND THE SIX MONTHS ENDED JUNE 30, 2000
                                  (UNAUDITED)

                                   COMMON STOCK        ADDITIONAL
                                -------------------     PAID IN      COMMON STOCK      DEFERRED      ACCUMULATED
                                 SHARES      AMOUNT     CAPITAL       SUBSCRIBED     COMPENSATION      DEFICIT          TOTAL
                                ---------    ------    ----------    ------------    ------------    ------------    ------------
BALANCE AT MARCH 31, 1997....   2,831,998    $2,832    $      --       $    --        $(146,723)     $(11,924,535)   $(12,068,426)
Stock options exercised......      47,150        47       26,333                                                           26,380
Amortization of deferred
 compensation................                                                            44,375                            44,375
Reversal of deferred
 compensation for stock
 options canceled............                                                            10,720           (10,720)             --
Accretion of redemption value
 on redeemable preferred
 stock.......................                            (26,333)                                      (2,485,191)     (2,511,524)
Net loss.....................                                                                          (6,529,841)     (6,529,841)
                                ---------    ------    ---------       -------        ---------      ------------    ------------
BALANCE AT MARCH 31, 1998....   2,879,148     2,879           --            --          (91,628)      (20,950,287)    (21,039,036)
Spin-off of Masimo
 Laboratories, Inc. .........                                                                            (169,866)       (169,866)
Stock options exercised......      28,200        28       25,522                                                           25,550
Amortization of deferred
 compensation................                                                            27,984                            27,984
Reversal of deferred
 compensation for stock
 options canceled............                                                            19,863           (19,863)             --
Accretion of redemption value
 on redeemable preferred
 stock.......................                            (25,522)                                      (2,885,968)     (2,911,490)
Net loss.....................                                                                          (7,916,964)     (7,916,964)
                                ---------    ------    ---------       -------        ---------      ------------    ------------
BALANCE AT DECEMBER 31,
 1998........................   2,907,348     2,907           --            --          (43,781)      (31,942,948)    (31,983,822)
Stock options exercised......      62,400        62       47,598                                                           47,660
Common stock
 issued/subscribed in
 exchange for legal
 services....................      14,578        15       75,217        40,898                                            116,130
Deferred compensation related
 to stock option grants in
 1999........................                            605,175                       (605,175)                               --
Amortization of deferred
 compensation................                                                           149,753                           149,753
Compensation related to stock
 option grants to consultants
 in 1999.....................                             35,323                                                           35,323
Accretion of redemption value
 on redeemable preferred
 stock.......................                           (763,313)                                      (4,087,655)     (4,850,968)
Net loss.....................                                                                         (13,171,425)    (13,171,425)
                                ---------    ------    ---------       -------        ---------      ------------    ------------
BALANCE AT DECEMBER 31,
 1999........................   2,984,326     2,984           --        40,898         (499,203)      (49,202,028)    (49,657,349)
Stock options exercised*.....      41,750        42       85,308                                                           85,350
Common stock subscribed in
 exchange for legal
 services*...................      12,097        12       84,267         2,533                                             86,812
Deferred compensation related
 to stock option grants in
 2000*.......................                            115,696                       (115,696)                               --
Amortization of deferred
 compensation*...............                                                            88,012                            88,012
Compensation related to stock
 option grants to
 consultants*................                             96,054                                                           96,054
Bonus options granted*.......                            113,472                                                          113,472
Accretion of redemption value
 on redeemable preferred
 stock*......................                           (494,797)                                      (2,614,849)     (3,109,646)
Net loss*....................                                                                          (6,677,170)     (6,677,170)
                                ---------    ------    ---------       -------        ---------      ------------    ------------
BALANCE AT JUNE 30, 2000
 (UNAUDITED).................   3,038,173    $3,038    $      --       $43,431        $(526,887)     $(58,494,047)   $(58,974,465)
                                =========    ======    =========       =======        =========      ============    ============

------------
* unaudited

   The accompanying notes are an integral part of these financial statements

                               MASIMO CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                     NINE MONTHS
                                       YEAR ENDED       ENDED        YEAR ENDED    SIX MONTHS ENDED JUNE 30,
                                        MARCH 31,    DECEMBER 31,   DECEMBER 31,   -------------------------
                                          1998           1998           1999          1999          2000
                                       -----------   ------------   ------------   -----------   -----------
                                                                                   (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net loss...........................  $(6,529,841)  $(7,916,964)   $(13,171,425)  $(6,173,273)  $(6,677,170)
  Adjustments to reconcile net loss
    to net cash used by operating
    activities:
    Depreciation and amortization....      426,483       519,347       1,565,133       470,859       661,419
    Compensation related to stock
      options granted................       44,375        27,984         185,076        21,448       184,066
    (Gain) loss on disposal of fixed
      assets.........................       (4,121)                       77,931        77,931        84,346
    Gain on insurance recovery.......                                    (22,207)
    Provision for doubtful
      accounts.......................       20,000       203,900          29,363        11,701        16,848
    Provision for inventory..........      130,000       239,311         521,677        69,705        60,000
    Stock issued/subscribed for legal
      services.......................                                    116,130        56,846        86,812
    Changes in operating assets and
      liabilities:
      Accounts receivable............     (139,878)     (229,532)     (1,018,062)     (358,490)   (1,130,749)
      Inventories....................   (1,136,866)     (992,958)     (2,128,709)     (733,850)     (992,051)
      Other assets...................     (340,877)     (111,802)        160,418        50,550      (494,813)
      Accounts payable...............      144,821       110,713         675,142       626,890       574,136
      Accrued liabilities............      274,621       290,808          10,097        88,679       653,261
      Deferred revenue...............      138,750        80,952         195,711       (14,226)       42,918
                                       -----------   -----------    ------------   -----------   -----------
         Net cash used by operating
           activities................   (6,972,533)   (7,778,241)    (12,803,725)   (5,805,230)   (6,930,977)
                                       -----------   -----------    ------------   -----------   -----------
Cash flows from investing activities:
  Cash disbursed in Masimo
    Laboratories, Inc. spin-off......                    (18,223)
  Proceeds from insurance recovery...                                     22,207
  Proceeds from disposal of fixed
    assets...........................        6,758
  Purchases of fixed assets..........   (2,016,956)     (837,661)     (1,821,565)   (1,158,143)     (819,146)
  Increase in intangible assets......     (310,179)     (147,078)       (228,024)     (130,785)     (147,432)
                                       -----------   -----------    ------------   -----------   -----------
         Net cash used by investing
           activities................   (2,320,377)   (1,002,962)     (2,027,382)   (1,288,928)     (966,578)
                                       -----------   -----------    ------------   -----------   -----------

                                                     NINE MONTHS
                                       YEAR ENDED       ENDED        YEAR ENDED    SIX MONTHS ENDED JUNE 30,
                                        MARCH 31,    DECEMBER 31,   DECEMBER 31,   -------------------------
                                          1998           1998           1999          1999          2000
                                       -----------   ------------   ------------   -----------   -----------
                                                                                   (UNAUDITED)   (UNAUDITED)
Cash flows from financing activities:
  Proceeds from issuance of preferred
    stock, net of offering costs.....   17,040,000       299,997      16,730,728                   9,650,000
  Proceeds for assistance in
    facilitating Series C stock
    resale...........................                  2,740,349
  Proceeds from issuance of common
    stock............................       23,880        23,050          34,160         8,520        73,350
  Proceeds from issuance of notes
    payable..........................    1,632,507       117,493       1,418,452     1,175,018
  Principal payments of notes
    payable..........................                   (291,667)       (437,500)     (218,750)     (396,056)
                                       -----------   -----------    ------------   -----------   -----------
         Net cash provided by
           financing activities......   18,696,387     2,889,222      17,745,840       964,788     9,327,294
                                       -----------   -----------    ------------   -----------   -----------
         Net increase (decrease) in
           cash and cash
           equivalents...............    9,403,477    (5,891,981)      2,914,733    (6,129,370)    1,429,739
Cash and cash equivalents at
  beginning of period................    8,084,925    17,488,402      11,596,421    11,596,421    14,511,154
                                       -----------   -----------    ------------   -----------   -----------
Cash and cash equivalents at end of
  period.............................  $17,488,402   $11,596,421    $ 14,511,154   $ 5,467,051   $15,940,893
                                       ===========   ===========    ============   ===========   ===========
Supplemental disclosure of cash flow
  information:
  Cash paid for:
    Interest.........................  $    58,406   $   127,835    $    205,288   $    74,531   $   118,923
    Taxes............................  $       823   $       800    $        800   $       800   $       800
  Noncash investing and financing
    activities:
    Accretion of redemption value of
      redeemable preferred stock.....  $ 2,511,524   $ 2,911,490    $  4,850,968   $ 2,198,839   $ 3,109,646
    Reversal of deferred compensation
      for stock options canceled.....  $    10,720   $    19,863
    Deferred compensation for stock
      options granted................                               $    605,175                 $   115,696
    Assets transferred in Masimo
      Laboratories, Inc. spin-off,
      net of cash....................                $   151,643
    Asset acquisition with issuance
      of Series F Preferred Stock....                               $    500,000

   The accompanying notes are an integral part of these financial statements.

                               MASIMO CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE COMPANY:

     In May 1989, Masimo Corporation ("Masimo" or the "Company") was incorporated in California, then reincorporated in Delaware in May 1996, to design, develop and license advanced medical technology for the noninvasive monitoring of certain physiological parameters. The Company's first products, based on its proprietary digital signal processing and sensor technology, are designed to improve the effectiveness of pulse oximetry by overcoming the inability of current monitors to precisely measure arterial blood oxygen saturation levels in the presence of certain "noise" interference and low perfusion. The Company is designing and developing monitoring instruments for a variety of other applications, including fetal oximetry and Sudden Infant Death Syndrome monitoring. Masimo licenses its products to companies with existing installed customer bases, permitting the Company to leverage the sales and distribution channels of each of its customers. In late 1999, the Company began allocating financial resources to develop its own sales force to work in conjunction with its customers' sales forces. The Company is currently working with several of its customers to incorporate Masimo's technology into certain of their products.

     During 1998, the Company changed its fiscal year end from March 31 to December 31. Accordingly, a nine-month period from April 1, 1998 to December 31, 1998 is reflected in the accompanying financial statements.

     In April 1998, the Company completed a spin-off of its non-vital signs monitoring applications by forming a new Delaware corporation, Masimo Laboratories, Inc. ("Masimo Labs"), transferring certain fixed assets, patents, and cash valued at $169,866 (which approximated net book value), and distributing Masimo Labs common stock, through a stock dividend, to Masimo Corporation stockholders on a share for share basis. After the transaction, the companies entered into a cross-licensing agreement whereby the Company agreed to fund research and development conducted by Masimo Labs for a period of up to two years in an amount not to exceed $2,000,000 in exchange for certain licensing rights of Masimo Labs technologies. On a monthly basis, the Company reimburses Masimo Labs for its cash expenditures and charges it an allocation of engineering labor, facility, administrative, and equipment related costs paid by Masimo on behalf of Masimo Labs. The Company expenses all such costs and allocations as research and development as incurred, except for capital equipment, which are owned by Masimo and are depreciated over their useful lives with the related depreciation being charged to Masimo Labs as rental expense and included in the monthly allocation. Such expenses included in research and development for the nine months ended December 31, 1998 and the year ended December 31, 1999 approximated $169,000 and $248,000, respectively. At December 31, 1999, the Company had approximately $1,583,000 remaining under this funding commitment.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Cash And Cash Equivalents:

     For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments that are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. At December 31, 1998 and 1999, management believes that the carrying amount of cash equivalents approximates fair value due to the type and short maturity of these financial instruments.

                               MASIMO CORPORATION

  Inventories:

     Inventories are stated at the lower of cost or market. Cost is determined using a standard cost method, which approximates FIFO (first in, first out).

  Fixed Assets:

     Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years, or over the lesser of the term of the lease or the estimated useful life of the asset for assets under capital lease. Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful life of the improvements. Normal repairs and maintenance are expensed as incurred whereas significant improvements that materially increase values or extend useful lives are capitalized and depreciated over the remaining estimated useful lives of the related assets. Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation or amortization are removed from the accounts. Any gain or loss on the sale or retirement is recognized in current operations.

     Long-lived assets are reviewed for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the asset's carrying amount to future net undiscounted cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset.

  Intangible Assets:

     Intangible assets consist of patents and trademarks. Costs related to patents and trademarks, which include legal and application fees, are capitalized and amortized over their estimated useful lives using the straight-line method. Patents and trademarks are amortized over 10 and 17 years, respectively, which commences once final approval of the patent or trademark has been obtained. The Company continually evaluates the amortization period and carrying basis of patents and trademarks to determine whether any events or circumstances warrant a revised estimated useful life or reduction in value. Capitalized application costs are charged to operations when it is determined that the patent or trademark will not be obtained or is abandoned.

  Deferred Revenue:

     Deferred revenue consists of license fees received in connection with certain licensing agreements. License fees are amortized over the term of the respective agreements using the straight-line method.

  Income Taxes:

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the

                               MASIMO CORPORATION
amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

  Management's Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Accounting For Employee Stock Options:

     In conformity with SFAS No. 123 "Accounting for Stock-Based Compensation," the Company has adopted the disclosure-only provisions of SFAS No. 123 and continues to follow Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock-based transactions.

  Fair Value of Financial Instruments:

     The estimated fair market values of the Company's financial instruments, which include accounts receivable, accounts payable, and bank notes payable, approximate their carrying values due to their short maturities and/or market rates of interest.

  Revenue Recognition:

     The Company recognizes revenue from product sales at the time of shipment. The Company's products are under warranty against defects in material and workmanship for periods ranging from three to eighteen months. The Company provides for the estimated cost of warranty at the time of product shipment. The accrued liability for estimated warranty cost is included in accrued liabilities in the accompanying balance sheets. License fees are recognized ratably over the terms of the related agreements.

  Advertising Costs:

     Advertising costs are expensed as incurred. These costs are included in selling, general and administrative expense in the statements of operations. Advertising costs for the year ended March 31, 1998, the nine months ended December 31, 1998, and the year ended December 31, 1999 were approximately $13,000, $780,000, and $1,660,000, respectively.

  Research And Development:

     Research and development is expensed as incurred and includes personnel costs, materials, depreciation and amortization on associated tangible and intangible assets and an allocation of facility costs, all of which are directly related to research and development activities. As of December 31, 1999, no research and development activities had been funded by third parties.

  Comprehensive Income:

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events

                               MASIMO CORPORATION
and circumstances from non-owner sources. The adoption of SFAS No. 130 did not have any effect on the Company's financial statements, as there were no elements of comprehensive income impacting the Company.

  Reclassifications:

     Certain reclassifications have been made in the prior period financial statements to conform to the 1999 presentation.

  Net Loss Applicable to Common Stockholders:

     Net loss applicable to common stockholders is net loss increased by accreted additions, primarily for cumulative but undeclared and unpaid dividends, to the carrying amount of mandatorily redeemable preferred stock during the respective periods.

  Net Loss Per Common Share:

     The Company follows SFAS No. 128, "Earnings per Share." Basic net loss per common share represents net loss applicable to common stockholders divided by the weighted average number of common shares outstanding. Diluted net loss per common share is the same as basic net loss per common share as the inclusion of common stock issuable pursuant to the exercise of stock options, warrants and the conversion of convertible preferred stock would be antidilutive. Pro forma net loss per common share includes the weighted average common shares outstanding and reflects the automatic conversion of all convertible preferred stock into common stock upon completion of the Company's initial public offering using the "as-if-converted" method. Pro forma net loss per common share assumes no accretion as all shares of preferred stock are assumed to have converted on January 1, 1999, or date of issuance, if later.

     No potential common shares were included in the diluted per share amounts for any periods presented as the effect would have been anti-dilutive. For the year ended March 31, 1998, the nine months ended December 31, 1998, the year ended December 31, 1999, and the six month periods ended June 30, 1999 and 2000, potentially dilutive securities consisted of options, preferred stock and warrants and resulted in potential common shares of 8,617,083, 8,950,316, 10,919,633, 9,073,716 (unaudited) and 12,175,344 (unaudited), respectively.

  Unaudited Pro Forma Presentation

     Under the terms of the Company's restated certificate of incorporation, all outstanding preferred stock will be converted automatically into shares of common stock upon the closing of the Company's initial public offering. Also, upon the closing of the Company's initial public offering, the authorized capital stock of the Company will consist of 60,000,000 shares of common stock and 5,000,000 shares of preferred stock, the terms of which will not be designated. The unaudited pro forma stockholders' equity information at June 30, 2000 and the unaudited pro forma net loss per common share information for the year ended 1999 and for the six months ended June 30, 2000 reflects the conversion of all series of preferred stock outstanding at June 30 into 10,082,174 shares of common stock and 454,546 shares of Series F Preferred Stock issued in September 2000 at $11 per share with estimated net proceeds of $4.9 million as if the issuance and subsequent conversion had occurred on January 1, 1999, or date of issuance, if later.

  Unaudited Interim Financial Information

     The interim financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all

                               MASIMO CORPORATION
adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

3.  INVENTORY:

     Inventory consists of the following as of:

                                         DECEMBER 31,    DECEMBER 31,     JUNE 30,
                                             1998            1999           2000
                                         ------------    ------------    -----------
                                                                         (UNAUDITED)
Raw materials..........................   $1,391,815      $2,496,798     $3,370,989
Work in-process........................      398,978         429,455        981,871
Finished goods.........................      287,382       1,195,703        693,550
Valuation allowance....................     (105,881)       (542,630)      (535,033)
                                          ----------      ----------     ----------
                                          $1,972,294      $3,579,326     $4,511,377
                                          ==========      ==========     ==========

4.  FIXED ASSETS:

     Fixed assets consist of the following as of:

                                     DECEMBER 31,    DECEMBER 31,     JUNE 30,
                                         1998            1999           2000
                                     ------------    ------------    -----------
                                                                     (UNAUDITED)
Machinery and equipment............  $ 1,884,622     $ 2,797,604     $ 3,276,961
Computer equipment.................    1,123,483       1,123,127       1,251,586
Furniture and office equipment.....      299,569         338,847         346,803
Leasehold improvements.............      368,873         394,661         394,661
Demonstration units................      192,369         802,627         883,501
                                     -----------     -----------     -----------
                                       3,868,916       5,456,866       6,153,512
Less, Accumulated depreciation and
  amortization.....................   (1,308,255)     (2,052,985)     (2,641,021)
Add, Construction-in-progress......      142,896          20,026          14,868
                                     -----------     -----------     -----------
                                     $ 2,703,557     $ 3,423,907     $ 3,527,359
                                     ===========     ===========     ===========

5.  INTANGIBLE ASSETS:

     Intangible assets consist of the following as of:

                                         DECEMBER 31,    DECEMBER 31,     JUNE 30,
                                             1998            1999           2000
                                         ------------    ------------    -----------
                                                                         (UNAUDITED)
Patents................................    $756,670       $  938,425     $1,058,229
Trademarks.............................      78,081          124,350        151,978
                                           --------       ----------     ----------
                                            834,751        1,062,775      1,210,207
Less, Accumulated amortization.........     (72,876)        (116,125)      (146,195)
                                           --------       ----------     ----------
                                           $761,875       $  946,650     $1,064,012
                                           ========       ==========     ==========

                               MASIMO CORPORATION

6.  ACCRUED LIABILITIES:

     Accrued liabilities consist of the following as of:

                                         DECEMBER 31,    DECEMBER 31,     JUNE 30,
                                             1998            1999           2000
                                         ------------    ------------    -----------
                                                                         (UNAUDITED)
Payroll costs..........................   $  496,445      $  545,328     $  767,482
Warranty reserve.......................      275,288         202,882        240,820
Legal fees.............................           --         122,557        191,380
Commissions............................           --              --        300,000
Other..................................      237,963         149,026         59,900
                                          ----------      ----------     ----------
                                          $1,009,696      $1,019,793     $1,559,582
                                          ==========      ==========     ==========

7.  LONG-TERM DEBT

     During May 1997, the Company entered into a Loan and Security Agreement (the "Agreement") with Comerica Bank (the "Bank") pursuant to which it could borrow up to a maximum of $2,285,000. The Agreement included an equipment line of up to a maximum of $1,750,000. The equipment line expired on April 30, 1998 at which time the amounts outstanding were converted to an installment note, payable in 48 equal monthly principal payments, plus interest at the Bank's Base Rate plus 1.5% (9.25% and 10% at December 31, 1998 and 1999, respectively). As of December 31, 1998 and 1999, $1,458,333 and $1,020,833, respectively, were outstanding under the installment note. The Agreement also included a working capital line of up to a maximum of $250,000. The working capital line was never used and expired on July 15, 1998. The Agreement further included a letter of credit facility of up to a maximum of $285,000, of which $265,582 had been issued but not drawn upon as of December 31, 1998. No amounts were ever drawn and the letter of credit facility expired on May 2, 1999. In connection with entering into the Agreement, the Company issued to the Bank a warrant to purchase 10,000 shares of the Company's common stock at an exercise price of $3.00 per share. The fair value of the warrant was nominal at its date of issuance. The warrant is exercisable at any time through its expiration on May 1, 2004.

     In April 1999, the Company entered into an amended Loan and Security Agreement with Comerica Bank that included an additional equipment line pursuant to which the Company could borrow up to a maximum of $2,500,000 for equipment purchases. Interest at the prime rate plus 1.25% was payable monthly on advances. The equipment line draw period expired on December 31, 1999, at which time the amounts outstanding were to be converted to an installment note, payable in 48 equal monthly principal payments, plus interest at the prime rate plus 1.25% (9.75% at December 31, 1999). As of December 31, 1999, $1,418,452 was
outstanding on the equipment line prior to its conversion to an installment note in early January 2000. The entire Agreement, as amended, is collateralized by substantially all of the assets of the Company, requires the Company to maintain certain financial ratios and covenants and prohibits the declaration or payment of cash dividends by the Company.

     In July 1999, the Company opened a standby letter of credit with Comerica Bank for up to $50,000 in connection with implementing a Corporate American Express Program. The letter of credit has never been drawn upon and expires on July 15, 2000.

                               MASIMO CORPORATION

     At December 31, 1999, Principal payments required on both installment notes for each of the years ending December 31 are as follows:

2000........................................................  $  792,113
2001........................................................     792,113
2002........................................................     500,446
2003........................................................     354,613
                                                              ----------
                                                              $2,439,285
                                                              ==========

8.  REDEEMABLE PREFERRED STOCK:

  Series A, Series B, Series C, Series D, Series E, and Series F

     Between December 1997 and April 1998, the Company sold 2,054,516 shares of Series E Preferred Stock at a price of $9 per share raising proceeds of $17,339,997, net of offering costs of $1,150,647.

     During October 1998, one of the Series C Preferred Stock shareholders sold its investment in Masimo Corporation to an outside party. As a result of this transaction, the Company received $2,740,349 in cash, without issuing any new shares, in exchange for its assistance in facilitating the transaction. Such amount has been included in Series C Preferred Stock.

     In September and October 1999, the Company sold 1,633,512 shares of Series F Preferred Stock at a price of $11 per share raising proceeds of $16,730,728, net of offering costs of $1,237,904. In December 1999, the Company issued 45,455 shares of Series F Preferred Stock valued at $11 per share in connection with an asset acquisition.

     Dividends

     Holders of Series A Preferred Stock are entitled to receive annual non-cumulative preferred cash dividends on each outstanding share at a rate of $.09 per share if declared by the Board of Directors. Holders of Series B Preferred Stock are entitled to receive annual cumulative (from November 21, 1992) preferred cash dividends on each outstanding share at a rate of $.144 per share, increasing to $.156 per share on and after December 21, 1993, upon declaration by the Company's Board of Directors. Holders of Series C, Series D, Series E and Series F Preferred Stock are entitled to receive annual cumulative preferred cash dividends on each outstanding share at a rate of $.2934, increasing to $.4635 after September 18, 1998, $.63, $.81, and $.99 per share, respectively, upon declaration by the Company's Board of Directors. As of December 31, 1999, no dividends have been declared. Total dividends in arrears on Series B Preferred Stock at December 31, 1998 and 1999 were $993,222 and $1,168,722, respectively. Total dividends in arrears on Series C Preferred Stock at December 31, 1998 and 1999 were $2,228,435 and $3,085,093, respectively.
Total dividends in arrears on Series D Preferred Stock at December 31, 1998 and 1999 were $2,232,564 and $3,177,564, respectively. Total dividends in arrears on Series E Preferred Stock at December 31, 1998 and 1999 were $1,648,828 and $3,312,986, respectively. Total dividends in arrears on Series F Preferred Stock at December 31, 1999 were $466,633.

     Voting

     The holders of Series A Preferred Stock and Series B Preferred Stock, voting as one class, are entitled to elect one director. The holders of Series C Preferred Stock, voting as one class, are entitled to elect one director. The holders of preferred stock and common stock, voting as

                               MASIMO CORPORATION
one class, elect the remaining directors; however, the holders of Series C and Series E Preferred Stock have agreed to vote for the nominees designated by the majority of the outstanding common stock. On all other matters, all of the shares of Series A, Series B, Series C, Series D, Series E, and Series F Preferred Stock will be voted with the shares of common stock as one class.

     Liquidation

     In the event of voluntary or involuntary liquidation of the Company, holders of Series F Preferred Stock will be entitled to receive, prior to any distribution to common and Series A, Series B, Series C, Series D and Series E Preferred stockholders, an amount equal to $11.00 per Series F Preferred Share, plus all unpaid, accumulated cumulative dividends. Holders of Series C, Series D, and Series E Preferred Stock will be entitled to receive, as one class, prior to any distribution to common and Series A and Series B Preferred stockholders, an amount equal to $5.15 per Series C Preferred Share, $7.00 per Series D Preferred Share, and $9.00 per Series E Preferred Share, plus all unpaid, accumulated cumulative dividends. Holders of Series B Preferred Stock will be entitled to receive, prior to any distribution to common and Series A Preferred stockholders, an amount equal to $1.73 per Series B Preferred Share, plus all unpaid, accumulated cumulative dividends. Holders of Series A Preferred Stock will be entitled to receive, prior to any distribution to common stockholders, an amount equal to $1.10 per Series A Preferred Share plus an amount equal to 9% per annum, cumulative from the date the first Series A Preferred Share was issued. A consolidation or merger of the Company with or into any other corporation or corporations, or the sale, transfer or other disposition of all or substantially all of the assets of the Company in which more than 50% of the voting power of the Company (a "Sale Transaction") is disposed of shall be deemed to be a liquidation, dissolution or winding up of the Company; provided, however, such liquidation preference shall not apply to any Sale Transaction for a total value greater than (i) $150 million with respect to Series F, (ii) $100 million with respect to Series E, (iii) $75 million with respect to Series D,
(iv) $40 million with respect to Series C and (v) $20 million with respect to Series B.

     Conversion

     Each share of Series A, Series B, Series C, Series D, Series E, and Series F Preferred Stock is convertible, at the option of the holder or automatically at the closing of an initial public offering, into common stock at an initial conversion rate of one-to-one. The conversion rate is subject to adjustment upon the occurrence of certain equity transactions, as defined.

     Mandatory Redemption

     On December 10, 2003, 2004 and 2005, the Company will be obligated to redeem one-third, respectively, of any outstanding Series B, Series C, Series D, Series E, and Series F Preferred Stock at a per share redemption price of $1.73, $5.15, $7.00, $9.00, and $11.00, respectively, plus any accrued and unpaid dividends. The Company records the incremental increase in per share redemption price through periodic additions to Series B, Series C, Series D, Series E, and Series F Preferred Stock and charges to additional paid in capital-common stock and, for amounts in excess of additional paid in capital-common stock, to the accumulated deficit over the period from issuance to December 10, 2003.

                               MASIMO CORPORATION

9.  COMMON STOCK:

     Certain stockholders, both common and preferred, have preemptive rights to purchase any of the Company's capital stock except in the event of an initial public offering. No cash dividends shall be paid to common stockholders unless an equal dividend is paid to all preferred stockholders in an amount for each share of preferred stock equal to the aggregate amount of such dividend for all common stock into which each such share of preferred stock could then be converted. The holders of common stock, voting as one class, are entitled to elect two directors.

     At December 31, 1999, the Company has reserved 9,173,083 shares of common stock for issuance upon conversion of the Series A, Series B, Series C, Series D, Series E and Series F Preferred Stock.

10.  STOCK OPTION PLAN:

     The Company's 1989 Incentive Stock Option, Nonqualified Stock Option, and Restricted Stock Purchase Plan (the "1989 Plan") provides for the issuance of options to purchase up to 1,000,000 shares of the Company's common stock to eligible officers, key employees, non-employee directors and consultants of the Company at prices not less than the fair market value of the common stock on the date the option is granted, as determined by the Board of Directors. The options vest over 5 years, unless otherwise provided, and expire five or ten years from the date of grant. In May 1996, the Company adopted the 1996 Incentive Stock Option, Nonqualified Stock Option, and Restricted Stock Purchase Plan (the "1996 Plan"), which provides for the issuance of options to purchase up to 200,000 shares of the Company's common stock, with basically the same terms as the 1989 Plan. The Board of Directors approved increases in the number of shares available for grant under the 1996 Plan to 1,200,000 shares in December 1997 and to 1,400,000 shares in August 1999.

     The Company may terminate the 1996 Plan at any time. The 1989 Plan terminated on September 26, 1999, however, the Board of Directors voted in October 1999 to amend the 1996 Plan to increase the number of shares authorized for issuance to include the unissued options from the 1989 Plan prior to its expiration, as well as any additional options that would become available through future forfeitures. If not terminated sooner, the 1996 Plan terminates on May 4, 2006.

                               MASIMO CORPORATION

     The number and weighted average exercise price of options issued and outstanding under the 1989 and 1996 Plans, at exercise prices of between $.60 and $8.00 per share, are as follows:

                                                     NINE MONTHS                                          SIX MONTHS
                             YEAR ENDED   AVERAGE       ENDED       AVERAGE     YEAR ENDED    AVERAGE        ENDED       AVERAGE
                             MARCH 31,    EXERCISE   DECEMBER 31,   EXERCISE   DECEMBER 31,   EXERCISE     JUNE 30,      EXERCISE
                                1998       PRICE         1998        PRICE         1999        PRICE         2000         PRICE
                             ----------   --------   ------------   --------   ------------   --------   -------------   --------
                                                                                                               (UNAUDITED)
Options outstanding,
  beginning of period......    705,700     $2.25      1,146,300      $3.12      1,446,200      $3.42       1,736,550      $3.78
  Granted (exercise price
    equals fair value).....    556,850      3.99        455,950       4.00         28,500       4.00         199,690       7.33
  Granted (exercise price
    less than fair
    value).................                                                       452,900       4.59         231,930       5.95
  Canceled.................    (69,100)     2.93       (127,850)      3.29       (128,650)      4.13         (43,250)      5.18
  Exercised................    (47,150)     0.56        (28,200)       .91        (62,400)       .76         (41,750)      2.04
                             ---------                ---------                 ---------                  ---------
Options outstanding, end of
  period...................  1,146,300     $3.12      1,446,200      $3.42      1,736,550      $3.78       2,083,170      $4.37
                             =========                =========                 =========                  =========
Options exercisable, end of
  period...................    216,966     $2.03        295,426      $2.43        479,454      $3.09         697,928      $3.62
                             =========                =========                 =========                  =========

     The difference between the exercise price and the fair market value of the options at the dates of grant is accounted for as unearned compensation and amortized to expense over the related vesting period. During the year ended March 31, 1998, $10,720 of unearned compensation related to grants in previous years was reversed due to the cancellation of certain unvested options and $44,375 was amortized to expense. During the nine months ended December 31, 1998, $19,863 of unearned compensation related to grants in previous fiscal years was reversed due to the cancellation of certain unvested options and $27,984 was amortized to expense. During the year ended December 31, 1999, $605,175 of unearned compensation related to grants in 1999 was recorded and $149,753 was amortized to expense. In addition, $35,323 of compensation related to option grants in 1999 to consultants was expensed. Options granted to consultants in 1999 were valued at the date of grant using the Black-Scholes model with a dividend yield of 0%, an expected volatility of 67%, an average risk-free rate of 6.086%, and an expected life of 7 years. Unrecorded deferred compensation related to these options to consultants of approximately $139,000 at December 31, 1999 will be recorded as compensation expense over the vesting terms of the related options.

     For options granted with an exercise price less than fair value, the weighted average per share fair value of options granted during 1999 and for the six months ended June 30, 2000 were $6.09 and $6.94, respectively.

                               MASIMO CORPORATION

     The Company has adopted the disclosure-only provisions of SFAS No. 123. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant date for awards during the year ended March 31, 1998, the nine months ended December 31, 1998, and the year ended December 31, 1999 consistent with the provisions of SFAS No. 123, the Company's net loss would have increased to the pro forma amounts indicated below:

                                        YEAR ENDED        NINE MONTHS         YEAR ENDED
                                         MARCH 31,     ENDED DECEMBER 31,    DECEMBER 31,
                                           1998               1998               1999
                                        -----------    ------------------    ------------
Net loss
  As reported.........................  $(6,529,841)      $ (7,916,964)      $(13,171,425)
                                        ===========       ============       ============
  Pro forma for SFAS 123..............  $(6,672,210)      $ (8,220,878)      $(13,678,749)
                                        ===========       ============       ============
Net loss applicable to common
  stockholders
  As reported.........................  $(9,041,365)      $(10,828,454)      $(18,022,393)
                                        ===========       ============       ============
  Pro forma for SFAS 123..............  $(9,183,734)      $(11,132,368)      $(18,529,717)
                                        ===========       ============       ============
Basic and diluted net loss per common
  share
  As reported.........................  $     (3.16)      $      (3.75)      $      (6.12)
                                        ===========       ============       ============
  Pro forma for SFAS 123..............  $     (3.21)      $      (3.85)      $      (6.30)
                                        ===========       ============       ============
Pro forma basic and diluted net loss
  per common share (unaudited)
  As reported.........................                                       $      (1.21)
                                                                             ============
  Pro forma for SFAS 123..............                                       $      (1.25)
                                                                             ============

     The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

Year ended March 31, 1998:            Dividend yield of 0%, expected volatility
                                      of 0%, average risk-free rate of 5.782%,
                                      and expected life of 7 years.
Nine months ended December 31, 1998:  Dividend yield of 0%, expected volatility of 0%, average risk-free rate of 5.196%,
                                      and expected life of 7 years.
Year ended December 31, 1999:         Dividend yield of 0%, expected volatility
                                      of 0%, average risk-free rate of 6.086%,
                                      and expected life of 7 years.

     Because the determination of the fair value of all options granted includes the factors described in the preceding paragraph, and because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects of net income or loss for future years.

                               MASIMO CORPORATION

     The schedule below reflects the number and weighted average exercise price of outstanding and exercisable options as of December 31, 1999 segregated by exercise price ranges:

                                  OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                        ---------------------------------------    -------------------
                         NUMBER      AVERAGE        AVERAGE        NUMBER     AVERAGE
                           OF        EXERCISE    REMAINING LIFE      OF       EXERCISE
EXERCISE PRICE           OPTIONS      PRICE          (YRS)         OPTIONS     PRICE
--------------          ---------    --------    --------------    -------    --------
$0.60.................     58,850     $0.60           1.02          43,500     $0.60
$3.00.................    426,400     $3.00           6.59         303,860     $3.00
$4.00.................  1,005,850     $4.00           8.13         117,094     $4.00
$5.00.................    245,450     $5.00           9.82          15,000     $5.00
                        ---------                                  -------
                        1,736,550     $3.78           7.75         479,454     $3.09
                        =========                                  =======

11.  COMMITMENTS AND CONTINGENCIES:

  Operating Leases:

     The Company leases its facility and certain office equipment under operating lease agreements expiring at various dates through March 2003. The facility lease is subject to price escalations tied to the consumer price index. Future minimum lease payments under operating leases for each of the years ending December 31 are as follows:

2000........................................................    $272,328
2001........................................................     272,328
2002........................................................     118,461
2003........................................................       2,139
                                                                --------
                                                                $665,256
                                                                ========

     Rental expense related to operating leases for the year ended March 31, 1998, the nine months ended December 31, 1998, and the year ended December 31, 1999 was $226,068, $186,066 and $255,080 respectively.

  Employee Benefit Plan:

     In fiscal 1996, the Company adopted the Masimo Retirement Savings Plan (the "Plan") which is a 401(k) plan covering all of the Company's full-time employees who meet certain eligibility requirements. The Company may contribute to the Plan on a discretionary basis. As of December 31, 1999, the Company has never contributed to the Plan.

  Employment Agreements:

     In May 1996, the Company revised existing employment agreements with two of its officers. These agreements initially provided for aggregate annual base salaries of $295,000, plus other benefits, with annual increases at the discretion of the Board of Directors or its Compensation Committee. As of December 31, 1999, aggregate annual base salaries were $392,000. The agreements provide for annual bonuses based on the Company's attainment of certain operating income. The agreements had an initial term of three years, with automatic renewal, and may be terminated by the Company with or without cause as defined in the agreements. If either of these agreements is terminated by the Company without cause, the Company's severance liability is two years of base salary. If such termination occurs on or after

                               MASIMO CORPORATION

June 30, 1998, the Company shall immediately vest all of the individual's then outstanding stock options and issue such related stock to the individual as additional compensation.

  Concentrations of Risk:

     The Company is exposed to credit loss for the amount of cash deposits with financial institutions in excess of federally-insured limits. The Company invests its excess cash deposits in government securities and money market cash portfolios with major financial institutions.

     While the Company and its contract manufacturers rely on sole source suppliers for certain components, steps have been taken to minimize the impact of a shortage or stoppage of shipments such as maintaining excess inventory and designing software that may be easily modified to use a different component.

     Four customers represent the majority of product sales for the year ended March 31, 1998. Four customers represent 87% of net accounts receivable at December 31, 1998 and three customers represent 61% of product sales for the nine months ended December 31, 1998. Three customers represent 60% of net accounts receivable at December 31, 1999 and 52% of product sales for the year ended December 31, 1999.

  Litigation:

     In October 1999, the Company filed a patent infringement lawsuit against one of its competitors. The complaint seeks a preliminary and permanent injunction prohibiting the sale of the infringing products as well as damages, costs, expenses, legal fees, and treble damages for willful infringement. As the lawsuit is in the early stages, no assurances can be given that the lawsuit will be successful in limiting or restricting the sale of the competitive products. If the competitor is allowed to continue to sell its products, such sales could have a material adverse effect on the Company's future revenue. In response to this lawsuit, the competitor filed a patent infringement lawsuit against the Company in November 1999. Management believes that the Company is not violating any of the competitor's patents. Therefore, the Company intends to vigorously defend itself with respect to this lawsuit. However, due to the early stage of the case, no assurances can be given that the Company will be successful in its defense and an unfavorable outcome would likely have a material adverse effect on the financial position, results of operations, and cash flows of the Company.

12.  SEGMENT INFORMATION AND ENTERPRISE REPORTING

     The Company follows SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company operates in one reportable segment as it has one family of pulse oximetry related products. The Company does not disaggregate financial information by product or geographically, other than export sales by region and sales by product, for management purposes. Substantially all of the Company's assets are located within the U.S. All of the Company's products are manufactured in the U.S.

                               MASIMO CORPORATION

     Product sales by geographic destination and as a percentage of total product sales is as follows:

                              YEAR          NINE MONTHS            YEAR            SIX MONTHS
                             ENDED             ENDED              ENDED              ENDED
                           MARCH 31,        DECEMBER 31,       DECEMBER 31,         JUNE 30,
                              1998              1998               1999               2000
                         --------------   ----------------   ----------------   ----------------
                                                                                  (UNAUDITED)
Geographic Area by
  Destination
  Domestic.............  $152,158    20%  $  840,090    50%  $4,494,588    68%  $3,833,987    72%
  International........   601,720    80%     837,877    50%   2,154,548    32%   1,463,807    28%
                         --------         ----------         ----------         ----------
Total Product Sales....  $753,878   100%  $1,677,967   100%  $6,649,136   100%  $5,297,794   100%
                         ========   ===   ==========   ===   ==========   ===   ==========   ===

13.  INCOME TAXES:

     The following table presents the current and deferred provision for income taxes:

                                                          NINE MONTHS
                                            YEAR ENDED       ENDED         YEAR ENDED
                                            MARCH 31,     DECEMBER 31,    DECEMBER 31,
                                               1998           1998            1999
                                            ----------    ------------    ------------
Current:
  Federal.................................
  State...................................     $823           $800            $800
                                               ----           ----            ----
                                                823            800             800
Deferred:
  Federal.................................
  State...................................
                                               ----           ----            ----
                                               $823           $800            $800
                                               ====           ====            ====

     The temporary differences that give rise to the deferred tax provision (benefit) consist of:

                                                    NINE MONTHS
                                     YEAR ENDED        ENDED         YEAR ENDED
                                      MARCH 31,     DECEMBER 31,    DECEMBER 31,
                                        1998            1998            1999
                                     -----------    ------------    ------------
Property, plant and equipment......                 $   (67,089)    $  (133,070)
Capitalized start-up costs.........  $    78,088         88,927          39,244
Capitalized research and
  development costs................     (724,799)      (686,886)       (477,837)
Tax credits........................     (304,517)      (319,779)       (428,839)
Deferred revenue...................      (59,441)       (34,679)        (82,209)
Acquired intangibles...............                                    (208,750)
Accrued liabilities................     (122,224)      (195,149)        (81,580)
Other..............................      (30,451)       (26,218)        (23,856)
Net operating losses...............   (1,701,203)    (2,190,490)     (4,045,498)
Change in valuation allowance......    2,864,547      3,431,363       5,442,395
                                     -----------    -----------     -----------
                                     $        --    $        --     $        --
                                     ===========    ===========     ===========

                               MASIMO CORPORATION

     The provision (benefit) for income taxes differs from the amount that would result from applying the federal statutory rate as follows:

                                               YEAR       NINE MONTHS
                                               ENDED         ENDED         YEAR ENDED
                                             MARCH 31,    DECEMBER 31,    DECEMBER 31,
                                               1998           1998            1999
                                             ---------    ------------    ------------
Statutory regular federal income tax
  rate.....................................    (34.0)%       (34.0)%         (34.0)%
Change in federal valuation allowance......     36.2          35.7            34.5
Other......................................     (2.2)         (1.7)           (0.5)
                                               -----         -----           -----
                                                 0.0%          0.0%            0.0%
                                               =====         =====           =====

     The components of the deferred tax asset are as follows:

                                                    DECEMBER 31,    DECEMBER 31,
                                                        1998            1999
                                                    ------------    ------------
Property, plant and equipment.....................  $    106,925    $    239,995
Capitalized start-up costs........................        39,244
Capitalized research and development costs........     3,519,692       3,997,529
Tax credits.......................................     1,045,144       1,473,983
Deferred revenue..................................        94,120         176,329
Acquired intangibles..............................                       208,750
Net operating losses..............................     5,681,309       9,726,807
Accrued liabilities...............................       355,837         437,417
Other.............................................        39,198          63,054
                                                    ------------    ------------
                                                      10,881,469      16,323,864
Valuation allowance...............................   (10,881,469)    (16,323,864)
                                                    ------------    ------------
                                                    $         --    $         --
                                                    ============    ============

     As of December 31, 1999, the Company has federal and state research and experimentation credit carryforwards of approximately $716,000 and $563,000, respectively. These carryforwards expire beginning in 2007 for federal purposes and carry forward indefinitely for state purposes. In addition, the Company has state manufacturers' investment tax credit carryforwards of approximately $195,000 which expire beginning in 2006.

     As of December 31, 1999, the Company has federal and state net operating loss carryforwards of approximately $25,335,000 and $12,589,000, respectively, which expire beginning in 2010 and 2000, respectively.

     The utilization of net operating loss and tax credit carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions.

14.  SUBSEQUENT EVENTS (UNAUDITED):

     In March 2000, the Board of Directors approved an increase to the number of shares reserved for issuance under the 1996 Stock Option Plan to 2,400,000 shares.

     In May 2000, the Company sold 909,091 shares of Series F Preferred Stock to one investor at a price of $11 per share raising gross proceeds of $10,000,001.

     In September 2000, the Company sold 454,546 shares of Series F Preferred Stock to one investor at a price of $11 per share raising gross proceeds of $5,000,000. The Company also

                               MASIMO CORPORATION
issued 90,909 warrants to purchase common stock at an exercise price of $11 per share in connection with this transaction.

     The Company amended its cross-licensing agreement with Masimo Labs to extend the funding period from two years to three years and increase the not to exceed amount to $2,500,000, effective March 2000.

[RADICAL LOGO]

[THE WORDS "SIGNAL EXTRACTION PULSE OXIMETER"]

[THE WORDS, " RADICAL DELIVERS THE ACCURACY AND RELIABILITY OF MASIMO SET TECHNOLOGY WITH MULTI-FUNCTIONALITY, EASE OF USE AND A CONVENIENT UPGRADE PATH FOR EXISTING MONITORS."]

[THE WORDS "RADICAL UPGRADES INSTALLED CONVENTIONAL MONITORS
THE UPGRADE CAPABILITY IS ENABLED BY OUR PATENTED SATSHARE FEATURE. SATSHARE ENABLES A CONVENTIONAL MONITOR TO UPGRADE TO MASIMO SET TECHNOLOGY THROUGH A SIMPLE CABLE CONNECTION FROM THE BACK OF RADICAL TO THE SENSOR INPUT PORT OF THE CONVENTIONAL MONITOR."]

[THE WORD "UPGRADE" AND A PHOTOGRAPH OF A RADICAL UPGRADE TO THE RIGHT OF THE ABOVE NOTED WORDS]

[THE WORDS "RADICAL IS A STANDALONE PULSE OXIMETER
IN ITS MOST BASIC CONFIGURATION, RADICAL CAN BE USED AS A SINGLE PARAMETER, STANDALONE PULSE OXIMETER FOR BEDSIDE MONITORING. THE RADICALSCREEN FEATURE AUTOMATICALLY RECONFIGURES THE DISPLAY FOR A VERTICAL OR HORIZONTAL ORIENTATION.]

[THE WORD "STANDALONE" AND A PHOTOGRAPH OF A RADICAL STANDALONE UNIT TO THE RIGHT OF THE ABOVE NOTED WORDS]

[THE WORDS, "RADICAL IS A BATTERY OPERATED HANDHELD PULSE OXIMETER
RADICAL HAS A DETACHABLE MODULE WHICH FUNCTIONS AS A BATTERY OPERATED HANDHELD PULSE OXIMETER. THE HANDHELD MODULE CAN BE CONNECTED INTO ANY OTHER RADICAL BASE STATION, WHICH ALLOWS RADICAL TO STAY WITH THE PATIENT, ENABLING CONTINUOUS AND RELIABLE ARTERIAL OXYGEN SATURATION MONITORING AS PATIENTS ARE TRANSPORTED AND MOVED WITHIN THE HOSPITAL."]

[THE WORD "HANDHELD" AND A PHOTOGRAPH OF A RADICAL HANDHELD UNIT TO THE RIGHT OF THE ABOVE NOTED WORDS]

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                               TABLE OF CONTENTS

                                      PAGE
                                      -----
Summary.............................      1
Risk Factors........................      5
Special Note Regarding Forward-
  Looking Statements and Industry
  Data..............................     15
Use of Proceeds.....................     16
Dividend Policy.....................     16
Capitalization......................     17
Dilution............................     18
Selected Financial Data.............     20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................     21
Business............................     29
Management..........................     41
Certain Transactions................     51
Principal Stockholders..............     53
Description of Capital Stock........     55
Shares Eligible for Future Sale.....     58
Underwriting........................     60
Legal Matters.......................     62
Experts.............................     62
Where You Can Find More
  Information.......................     62
Index to Financial Statements.......    F-1

Until             , 2000 (25 days after the date of this prospectus), all
dealers that buy, sell or trade in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[MASIMO LOGO]

              SHARES

  COMMON STOCK

                           DEUTSCHE BANC ALEX. BROWN

CHASE H&Q

U.S. BANCORP PIPER JAFFRAY

PRELIMINARY PROSPECTUS

            , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below are the expenses in connection with the issuance and distribution of the securities being registered hereby other than the underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fees, the NASD filing fees and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee.........    $18,216
Nasdaq National Market listing fee..........................
NASD fee....................................................      7,400
Legal fees and expenses (other than Blue Sky fees and
  expenses).................................................
Blue Sky fees and expenses..................................
Printing and engraving expenses.............................
Accounting fees and expenses................................
Transfer Agent and Registrar fees and expenses..............
Miscellaneous...............................................
                                                                -------
     Total..................................................    $
                                                                =======

     Masimo will bear all of the foregoing fees and expenses.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our certificate of incorporation and bylaws provide a right to indemnification to the fullest extent permitted by law for expenses, attorney's fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any person whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in our right by reason of the fact that such person is or was serving as a director or officer at our request, as a director, officer, partner, venturer, proprietor, employee, agent, or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Our certificate of incorporation and bylaws provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to re-pay those amounts if it is finally determined that the indemnified party is not entitled to indemnification. In addition, we have entered into indemnification agreements with each of our directors and executive officers.

     Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly identified, indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.

     We have entered into indemnification agreements with each of our directors and officers. Pursuant to the indemnification agreements, we have agreed to indemnify each director officer, to the maximum extent provided by applicable law, from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by each director officer in or arising out of such person's capacity as our director, officer employee and/or agent or any other corporation of which such person is a director or officer at our request. In addition, each director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

     To the extent that our board of directors or the stockholders may in the future wish to limit or real our ability to provide indemnification as set forth in the certificate of incorporation, such repeal or limitation may not be effective as to directors and officers who are parties to the indemnification agreements, because their rights to full protection would be contractually assured by the indemnification agreements. We anticipate entering similar contracts, from time to time, with out future directors.

     In addition, the Form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since January 1, 1997, the Registrant has sold the following securities:

     1. In December 1997, January 1998 and April 1998, the Registrant issued and sold an aggregate of 1,056,737, 964,446, and 33,333 shares of its Series E Preferred Stock, respectively, in each case to a group of investors at a purchase price of $9.00 per share.

     2. In September and October 1999, the Registrant issued and sold an aggregate of 1,420,328 and 213,184 shares of its Series F Preferred Stock, respectively, in each case to a group of investors at a purchase price of $11 per share.

     3. In December 1999, the Registrant issued and sold 45,455 shares of its Series F Preferred Stock to Vital Insite, Inc. in exchange for certain assets valued at $500,000.

     4. In May 2000, the Registrant issued and sold 909,091 shares of its Series F Preferred Stock to funds associated with Franklin Templeton at a purchase price of $11 per share.

     5. In September 2000, the Registrant issued and sold 454,546 shares of its Series F Preferred Stock and warrants to purchase 90,909 shares of its Common Stock to GE Marquette Medical Systems, Inc. at a purchase price of $11 per share.

     6. Between January 1, 1997 and June 30, 2000, we granted options to purchase an aggregate of 2,076,020 shares of common stock at exercise prices ranging from $3.00 to $8.00 per share with a weighted exercise price of $4.59 per share.

     The sales and issuance of common stock made pursuant to the exercise of stock options granted to our officers, directors and employees as described in paragraph 6 above were made in reliance on Rule 701 as promulgated under the Securities Act.

     The sales and issuance as described above were made in reliance upon exemptions from registration under the Securities Act of 1933 in reliance on
Section 4(2) of such act as transactions by an issuer not involving any public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.

 1.1*     Form of Underwriting Agreement.
 3.1      Amended and Restated Certificate of Incorporation, as
          currently in effect.
 3.2      Certificate of Amendment of Certificate of Incorporation, as
          currently in effect.
 3.3      Form of Amended and Restated Certificate of Incorporation,
          to be filed upon the closing of this offering.
 3.4      Amended and Restated Bylaws, as currently in effect.
 3.5      Amended and Restated Bylaws to be effective upon the closing of this offering.
 4.1*     Form of Common Stock Certificate.
 5.1*     Opinion of Arter & Hadden LLP as to legality of securities being registered.

   10.1+   Purchasing and Licensing Agreement, dated September 9, 1997, between Atom Medical Corporation and
           Masimo.
   10.2+   Restated Purchasing and Licensing Agreement, dated August 19, 1997, between Datascope Corp. and
           Masimo.
   10.3+   Purchasing and Licensing Agreement, dated April 17, 1997, between Zoll Medical Corporation and
           Masimo.
   10.4    Loan and Security Agreement, dated April 9, 1999, between Comerica Bank -- California and Masimo.
   10.5    Employment Agreement, dated May 4, 1996, between Joe E. Kiani and Masimo.
   10.6    Amendment to Employment Agreement, dated April 2, 1998, between Joe E. Kiani and Masimo.
   10.7    Employment Agreement, dated May 4, 1996, between Mohamed Diab and Masimo.
   10.8    Amendment to Employment Agreement, dated April 2, 1998, between Mohamed Diab and Masimo.
   10.9    Standard Industrial/Commercial Single-Tenant Lease, dated April 25, 1997, between Hoffman Associates
           No. 5 and Masimo.
   10.10+  Cross-Licensing Agreement, dated May 2, 1998, between Masimo Laboratories and Masimo.
   10.11   Amendment to Cross-Licensing Agreement, dated March 20, 2000, between Masimo Laboratories and Masimo.
   10.12   Fifth Amended and Restated Registration Rights Agreement, dated September 14, 1999, between Masimo and the parties on the signature pages thereto.
   10.13   Form of Indemnification Agreement to be entered into between Masimo and its officers and directors.
   10.14   Incentive Stock Option Nonqualified Stock Option and Restricted Stock Purchase Plan -- 1989.
   10.15   Amendment No. 1 to Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase
           Plan -- 1989.
   10.16   Third Amended and Restated 1996 Incentive Stock Option, Nonqualified Stock Option and Restricted
           Stock Purchase Plan.
   10.17   Amendment Number One to Third Amended and Restated 1996 Incentive Stock Option, Nonqualified Stock
           Option and Restricted Stock Purchase Plan.
   10.18   2000 Employee Stock Purchase Plan.
   23.1*   Consent of Arter & Hadden LLP (included in their opinion filed as Exhibit 5.1)
   23.2    Consent of PricewaterhouseCoopers LLP
   23.3    Consent of Knobbe, Martens, Olson & Bear LLP
   24.1    Power of Attorney (included in signature page hereto)
   27.1    Financial Data Schedules

---------------
* To be filed by amendment.

+ Confidential treatment has been requested with respect to certain provisions of this agreement.

     (b) Financial Statement Schedules

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders of
Masimo Corporation

     Our audits of the financial statements of Masimo Corporation referred to in our report dated March 17, 2000 appearing in this registration statement on Form S-1 also included an audit of the financial statement schedule listed in Item
(16)(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

PricewaterhouseCoopers LLP

Costa Mesa, California
March 17, 2000

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                     ADDITIONS
                                        BEGINNING    CHARGED TO                   ENDING
                                         BALANCE      EXPENSE      DEDUCTIONS    BALANCE
                                        ---------    ----------    ----------    --------
YEAR ENDED MARCH 31, 1998
Allowance for doubtful accounts.......  $      0      $ 20,000     $       0     $ 20,000
Inventory valuation allowance.........  $      0      $130,000     $       0     $130,000

NINE MONTHS ENDED DECEMBER 31, 1998
Allowance for doubtful accounts.......  $ 20,000      $203,900     $  (3,900)    $220,000
Inventory valuation allowance.........  $130,000      $239,311     $(263,430)    $105,881

YEAR ENDED DECEMBER 31, 1999
Allowance for doubtful accounts.......  $220,000      $ 29,363     $(174,991)    $ 74,372
Inventory valuation allowance.........  $105,881      $521,677     $ (84,928)    $542,630

     No other financial statement schedules of Masimo Corporation are included in Part II of this registration statement because the information required to be set forth therein is not applicable or is shown in the Financial Statements or the Notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Masimo pursuant to the foregoing provisions, or otherwise, Masimo has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Masimo of expenses incurred or paid by a director, officer or controlling person of Masimo in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder Masimo will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Masimo pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Masimo has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on September 12, 2000.

                                          MASIMO CORPORATION

                                          By:       /s/ JOE E. KIANI
                                            ------------------------------------
                                              Joe E. Kiani
                                              President, Chief Executive Officer
                                              and
                                              Chairman of the Board of Directors

                               POWER OF ATTORNEY

     Know all persons by these presents that each individual whose signature appears below constitutes and appoints Joe E. Kiani and Bradley Langdale and both of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on the 12th day of September, 2000, below by or on behalf of the following persons in the capacities indicated.

                     SIGNATURE                                             TITLE
                     ---------                                             -----

                 /s/ JOE E. KIANI                    Chairman of the Board, Chief Executive Officer
---------------------------------------------------    and President (Principal Executive Officer)
                   Joe E. Kiani

                 /s/ MOHAMED DIAB                    Chief Technical Officer and Director
---------------------------------------------------
                   Mohamed Diab

               /s/ BRADLEY LANGDALE                  Executive Vice President, Finance (Chief
---------------------------------------------------    Financial Officer and Secretary)
                 Bradley Langdale

             /s/ ROBERT COLEMAN, PH.D.               Director
---------------------------------------------------
               Robert Coleman, Ph.D.

                /s/ JACK LASERSOHN                   Director
---------------------------------------------------
                  Jack Lasersohn

           /s/ H.J.C. SWAN, M.D., PH.D.              Director
---------------------------------------------------
             H.J.C. Swan, M.D., Ph.D.

                 /s/ EDWARD CAHILL                   Director
---------------------------------------------------
                   Edward Cahill

                             REGISTRATION STATEMENT
                      SIGNATURE PAGE AND POWER OF ATTORNEY
                                  (CONTINUED)

                     SIGNATURE                                             TITLE
                     ---------                                             -----

         /s/ FREDERICK A. ROBERTSON, M.D.            Director
---------------------------------------------------
           Frederick A. Robertson, M.D.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
     1.1*  Form of Underwriting Agreement.
     3.1   Amended and Restated Certificate of Incorporation, as
           currently in effect.
     3.2   Certificate of Amendment of Certificate of Incorporation, as
           currently in effect.
     3.3   Form of Amended and Restated Certificate of Incorporation,
           to be filed upon the closing of this offering.
     3.4   Amended and Restated Bylaws, as currently in effect.
     3.5   Amended and Restated Bylaws to be effective upon the closing of this offering.
     4.1*  Form of Common Stock Certificate.
     5.1*  Opinion of Arter & Hadden LLP as to legality of securities being registered.
    10.1+  Purchasing and Licensing Agreement, dated September 9, 1997, between Atom Medical Corporation and Masimo.
    10.2+  Restated Purchasing and Licensing Agreement, dated August
           19, 1997, between Datascope Corp. and Masimo.
    10.3+  Purchasing and Licensing Agreement, dated April 17, 1997, between Zoll Medical Corporation and Masimo.
    10.4   Loan and Security Agreement, dated April 9, 1999, between
           Comerica Bank -- California and Masimo.
    10.5   Employment Agreement, dated May 4, 1996, between Joe E.
           Kiani and Masimo.
    10.6   Amendment to Employment Agreement, dated April 2, 1998,
           between Joe E. Kiani and Masimo.
    10.7   Employment Agreement, dated May 4, 1996, between Mohamed
           Diab and Masimo.
    10.8   Amendment to Employment Agreement, dated April 2, 1998,
           between Mohamed Diab and Masimo.
    10.9   Standard Industrial/Commercial Single-Tenant Lease, dated
           April 25, 1997, between Hoffman Associates No. 5 and Masimo.
    10.10+ Cross-Licensing Agreement, dated May 2, 1998, between Masimo
           Laboratories and Masimo.
    10.11  Amendment to Cross-Licensing Agreement, dated March 20,
           2000, between Masimo Laboratories and Masimo.
    10.12  Fifth Amended and Restated Registration Rights Agreement,
           dated September 14, 1999, between Masimo and the parties on the signature pages thereto.
    10.13  Form of Indemnification Agreement to be entered into between
           Masimo and its officers and directors.
    10.14  Incentive Stock Option Nonqualified Stock Option and
           Restricted Stock Purchase Plan -- 1989.
    10.15  Amendment No. 1 to Incentive Stock Option, Nonqualified
           Stock Option and Restricted Stock Purchase Plan -- 1989.
    10.16  Third Amended and Restated 1996 Incentive Stock Option,
           Nonqualified Stock Option and Restricted Stock Purchase
           Plan.
    10.17  Amendment Number One to Third Amended and Restated 1996
           Incentive Stock Option, Nonqualified Stock Option and
           Restricted Stock Purchase Plan.
    10.18  2000 Employee Stock Purchase Plan.
    23.1*  Consent of Arter & Hadden LLP (included in their opinion filed as Exhibit 5.1)

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
    23.2   Consent of PricewaterhouseCoopers, LLP
    23.3   Consent of Knobbe, Martens, Olson & Bear LLP
    24.1   Power of Attorney (included in signature page hereto)
    27.1   Financial Data Schedules

---------------
* To be filed by amendment.

+ Confidential treatment has been requested with respect to certain provisions of this agreement.